UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes,” “anticipates,” “plans,” “expects,” “intends,” “aims,” “evaluates,” “predicts,” “foresees,” “projects,” “guidelines,” “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other motive.

Few numbers of this Report were submitted to rounding adjustments.
Therefore, amounts indicated as total in certain charts may not correspond to the arithmetic sum of figures preceding them.

2

Table of Contents

1 – Press Release	3
Highlights	4
Main Information	6
Ratings	8
Summarized Analysis of Adjusted Income	9
Economic Scenario	20
Main Economic Indicators	21
Guidance	22
Statement of Income	23
2 – Economic and Financial Analysis	27

Consolidated Balance Sheet and Adjusted Statement of Income	28
Financial Margin – Interest and Non-Interest	29
– Financial Margin – Interest	30
• Loan Financial Margin – Interest	32
• Funding Financial Margin – Interest	48
• Securities/Other Financial Margin – Interest	53
• Insurance Financial Margin – Interest	53
– Financial Margin – Non-Interest	54
Insurance, Private Pension and Certificated Savings Plans	55
– Bradesco Vida e Previdência	59
– Bradesco Saúde – Consolidated *	61
– Bradesco Dental	62
– Bradesco Capitalização	62
– Bradesco Auto/RE	64
Fee and Commission Income	66
Administrative and Personnel Expenses	72
– Coverage Ratio	75
Tax Expenses	75
Equity in the Earnings (Losses) of Unconsolidated Companies	76
Other Operating Expenses (Net of Operating Revenues)	76
Operating Result	77
Non-Operating Income	77

3 – Return to Shareholders	79

Sustainability	80
Investor Relations Area – IR	80
Corporate Governance	80
Share Performance	81
Dividends /Interest on Shareholders’ Equity – JCP	83

4 – Additional Information	85

Products and Services Market Share	86
Compulsory Deposits/Liabilities	87
Investments in Infrastructure Information Technology and Telecommunication	88
Market Risk	88

5 – Report of Independent Auditors	91

Independent Auditors’ Report on the Limited Review of Supplementary Accounting Information presented in the Report on Economic and Financial Analysis	92

6 – Financial Statements, Independent Auditor’s Report and Report of the Fiscal Council	93

Consolidated Financial Statements	94

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001:2000

Highlights

The main figures obtained by Bradesco in the 9-month period of 2009 are presented below:

1. Net Income for the 9-month period totaled R$5.831 billion (a 0.2% y-o-y variation relative to the adjusted net income of R$5.819 billion), corresponding to EPS of R$2.49 (accumulated over 12 months) and a 21.8% annualized return on Average Shareholders’ Equity (1).

2. Net income comprised R$3.936 billion from financial activities, which represented 68% of the total, and R$1.895 billion from insurances and private pension plans, which accounted for 32% of total Net Income.

3. Bradesco’s market capitalization as of September 30, 2009 stood at R$98.751 billion, highlighting that its preferred shares increased by 57.8% during the 9-month period of 2009.

4. Total Assets reached R$485.686 billion in September 2009, an increase of 14.9% vis-à-vis 2008. Annualized return on average Assets reached 1.6%, vis-à-vis 2.0% in the same period of last year.

5. The Total Loan Portfolio(2) stood at R$215.536 billion in September 2009, 10.2% higher on a y-o-y analysis. Operations with individuals totaled R$75.528 billion (up by 8.2%), while loans to corporations totaled R$140.008 billion (up by 11.3%) .

6. Total Assets under Management reached R$674.788 billion, an increase of 18.3% vis-à-vis September 2008.

7. Shareholders’ Equity totaled R$38.877 billion in September 2009, a 13.8% y-o-y growth. The Capital Adequacy Ratio (Basel II) stood at 17.7% in September 2009, 14.3% of which being Tier I Capital.

8. In the 9-month period of 2009, shareholders were paid, in the form of Interest on Shareholders’ Capital and Dividends, R$3.868 billion, R$1.987 billion of which referring to the income generated in the period and R$1.881 billion referring to the year of 2008.

9. The Efficiency Ratio(3) in September 2009 was 41.7% (43.0% in September 2008).

10. Investments in infrastructure, IT and telecommunications amounted to R$2.493 billion, up by 35.6% y-o-y.

11. Taxes and contributions, including social security, paid or provisioned, calculated based on the main activities developed by the Bradesco Organization in the 9-month period, amounted to R$7.037 billion, equivalent to 120.7% of the Net Income. Financial intermediation taxes withheld and paid by Bradesco amounted to R$4.152 billion.

12. Banco Bradesco has a comprehensive distribution network, of 5,951 Branches, mini-branches-PABs and PAAs (3,419 branches, 1,194 mini-branches-PABs and 1,338 PAAs). In addition, 1,539 PAEs, 30,414 ATMs in the Bradesco Dia&Noite (Day&Night) Network, 18,722 Bradesco Expresso outlets, 6,038 Banco Postal (Postal Bank) branches, 64 branches of Bradesco Financiamentos and 6,764 ATMs in the Banco24Horas (24HourBank) are available to Bradesco clients.

13. In 9M09, employees’ compensation plus charges and benefits totaled R$5.065 billion. Social benefits provided to the 85,027 employees of Bradesco Organization and their dependent relatives stood at R$1.166 billion and investment expenditures in development and training programs reached R$66.381 million.

14. In August 2009, Bradesco won 8 out of 26 lots auctioned by the Social Security National Service – INSS referring to the social security payment for new beneficiaries over the next 5 years, as of 2010, for a 20-year term.

15. In September 2009, Bradesco entered into a partnership with Banco Espírito Santo, S.A. (BES – Portugal) to create 2bCapital, a new private equity fund manager in Brazil.

16. In September 2009, Bradesco entered into an agreement with Banco Tokyo-Mitsubishi UFJ Brasil to expand collection services.

17. In September 2009, Bradesco raised U$750 million abroad, by issuing subordinated notes with a 6.75% p.a. rate and a 10-year term.

18. Awards and Acknowledgements received in 3Q09:

• Most profitable Bank in the Americas (Economatica consulting firm);

• Best Company of the year, best Bank, best Insurance, Private Pension and Health Company among the top 500 largest Brazilian companies (IstoÉ Dinheiro magazine)

• Bradesco Seguros e Previdência (Insurance Group) is Brazil’s Largest Insurance Group (Valor 1000 Yearbook magazine);

• For the 2nd year in a row, Bradesco Seguros e Previdência was elected the Best Insurance Company in South America (World Finance magazine);

• Once again Bradesco was included in the Dow Jones Sustainability World Index (DJSI);

• One of the 10 best companies and the Best Bank to work for in Brazil, in the Large Corporates category (Guia Você S/A Exame magazine);

• Largest Brazilian company in terms of Intangible Assets of companies listed at BM&FBovespa (IAM – Intangible Asset Management Consulting / The Brander magazine / Brand Finance consulting company);

• Winner of the 11th Abrasca Award – 2008 Best Annual Report, in the Publicly-Held Companies category, promoted by Abrasca – Brazilian Association of Publicly-Held Companies; and

• First Brazilian company to receive the 2009 Golden Peacock Global Award for Excellence in Corporate Governance, created by the Institute of Directors, whose purpose is to recognize the search for transparency and excellence in Corporate Governance.

19. In October 2009, an Association Agreement is signed between OdontoPrev and Bradesco Dental, to integrate dental plans sales activities, which provides for the merger of Bradesco Dental shares into OdontoPrev, and, as a result, Bradesco Dental becomes OdontoPrev’s wholly-owned subsidiary. According to the agreement, Bradesco Saúde will receive shares equivalent to 43.5% of OdontoPrev capital stock.

20.Regarding Sustainability, Bradesco’s actions are focused on three pillars: (i) Sustainable Finances, aimed at bank inclusion, social and environmental variables for loan granting and offering of social and environmental products, (ii) Responsible Management, with emphasis in employee recognition, work environment improvement and eco-efficient practices, and (iii) Social and Environmental Investments, aimed at education, the environment, culture and sport. We highlight Fundação Bradesco, which has been developing a broad social and educational program for over 52 years, maintaining 40 schools throughout Brazil. In 2009, with a budget estimated at R$231.3 million, Fundação Bradesco will be able to service over 642 thousand people, 111 thousand (4) of which are students who will receive free-of-charge quality education.

(1) Excluding the assets valuation adjustment recorded in Shareholders’ Equity; (2) Considering Sureties and Guarantees, advance of credit cards receivables and loan assignment (Receivables Securitization Funds – FIDC and Certificates of Real Estate Receivables - CRI); (3) Accumulated over 12 months; and (4) Forecast.

Main Information

	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	Variation %

									3Q09 x 2Q09	3Q09 x 3Q08

Statement of Income for the Period - R$ million

Accounting Net Income	1,811	2,297	1,723	1,605	1,910	2,002	2,102	2,193	(21.2)	(5.2)
Adjusted Net Income	1,811	2,297	1,723	1,806	1,910	2,002	1,907	1,854	(21.2)	(5.2)
Net Interest Income	7,587	7,560	7,115	5,924	5,674	5,959	5,586	5,492	0.4	33.7
Provision for Loan Losses Expenses	(2,908)	(4,421)	(2,939)	(1,888)	(1,671)	(1,752)	(1,611)	(1,428)	(34.2)	74.0
Fees and Commissions	2,857	2,911	2,723	2,698	2,698	2,657	2,691	2,783	(1.9)	5.9
Administrative and Personnel Expenses	(4,485)	(4,141)	(4,007)	(4,230)	(4,019)	(3,777)	(3,671)	(3,914)	8.3	11.6

Balance Sheet - R$ million

Total Assets	485,686	482,478	482,141	454,413	422,662	403,232	355,470	341,144	0.7	14.9
Securities	147,724	146,110	130,816	131,598	132,373	118,956	105,167	114,452	1.1	11.6
Loan Operations (1)	215,536	212,768	212,993	213,602	195,604	180,123	167,265	159,150	1.3	10.2
- Individuals	75,528	74,288	73,694	73,646	69,792	65,622	61,983	59,103	1.7	8.2
- Corporate	140,008	138,480	139,299	139,956	125,812	114,501	105,282	100,047	1.1	11.3
Allow ance for Loan Losses (PLL)	(14,953)	(13,871)	(11,424)	(10,263)	(9,136)	(8,652)	(8,104)	(7,826)	7.8	63.7
Total Deposits	167,987	167,512	169,104	164,493	139,170	122,752	106,710	98,323	0.3	20.7
Technical Provisions	71,401	68,829	66,673	64,587	62,888	62,068	59,722	58,526	3.7	13.5
Shareholders' Equity	38,877	37,277	35,306	34,257	34,168	33,711	32,909	30,358	4.3	13.8
Total Funds Raised and Managed	674,788	647,574	640,876	597,615	570,320	550,582	505,365	482,971	4.2	18.3

Performance Indicators % (except when otherwise stated)

Adjusted Net Income per Share - R$ (2)	2.49	2.52	2.42	2.48	2.50	2.48	2.41	2.38	(1.2)	(0.4)
Book Value per Share (Common and Preferred) - R$	12.68	12.14	11.50	11.16	11.13	10.98	10.72	10.03	4.4	13.9
Annualized Return on Average Shareholders' Equity (3)(4)	21.8	23.7	21.0	23.8	25.4	27.2	28.7	28.3	(1.9) p.p	(3.6) p.p
Annualized Return on Average Assets (4)	1.6	1.7	1.5	1.9	2.0	2.1	2.2	2.4	(0.1) p.p	(0.4) p.p
Average Rate - (Adjusted Net Interest Income/Total Average Assets - Repos - Permanent Assets) Annualized	8.3	8.2	7.8	7.0	7.4	8.4	8.4	8.9	0.1 p.p	0.9 p.p
Fixed Assets Ratio - Total Consolidated	15.4	15.1	14.1	13.5	17.6	16.2	12.1	14.5	0.3 p.p	(2.2) p.p
Combined Ratio - Insurance (5)	88.9	85.5	86.2	89.7	84.4	84.9	83.9	92.8	3.4 p.p	4.5 p.p
Efficiency Ratio (ER) (2)	41.7	42.0	42.7	43.3	43.0	42.6	42.9	43.1	(0.3) p.p	(1.3) p.p
Coverage Ratio (Fees and Commissions/Administrative and Personnel Expenses) (2)	66.4	67.3	67.2	68.4	70.4	72.7	73.7	75.0	(0.9) p.p	(4.0) p.p
Market Capitalization - R$ million (6)	98,751	81,301	65,154	65,354	88,777	95,608	93,631	109,463	21.5	11.2

Loan Portfolio Quality %

PLL / Loan Portfolio	8.3	7.7	6.3	5.7	5.5	5.6	5.6	5.7	0.6 p.p	2.8 p.p
Non-Performing Loans (> 60 days (7) / Loan Portfolio)	5.9	5.6	5.2	4.4	4.0	4.1	4.1	4.1	0.3 p.p	1.9 p.p
Delinquency Ratio (> 90 days (7) / Loan Portfolio)	5.0	4.6	4.2	3.4	3.4	3.4	3.4	3.4	0.4 p.p	1.6 p.p
Coverage Ratio (> 90 days (7))	166.5	169.1	152.4	165.6	163.6	165.9	166.5	168.7	(2.6) p.p	2.9 p.p
Coverage Ratio (> 60 days (7))	139.4	137.9	122.3	130.7	135.7	136.6	137.0	140.7	1.5 p.p	3.7 p.p

Operating Limits %

Capital Adequacy Ratio - Total Consolidated (8)	17.7	17.0	16.0	16.1	15.6	12.9	13.9	14.0	0.7 p.p	2.1 p.p
- Tier I	14.3	14.3	13.2	12.9	12.5	10.1	10.5	10.2	-	1.8 p.p
- Tier II	3.5	2.8	2.9	3.3	3.3	2.9	3.6	3.9	0.7 p.p	0.2 p.p
- Deductions	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)	(0.1)	(0.2)	(0.1)	-	0.1 p.p

	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07	Variation %

									Sep09 x Jun09	Sep09 x Sep08

Structural Information - Units

Outlets	42,627	41,067	39,427	38,183	36,140	34,709	32,758	29,982	3.8	17.9
- Branches	3,419	3,406	3,375	3,359	3,235	3,193	3,169	3,160	0.4	5.7
- Advanced Service Branch (PAAs) (9)	1,338	1,260	1,183	1,032	902	584	135	130	6.2	48.3
- Mini-Branches (PABs) (9)	1,194	1,192	1,184	1,183	1,185	1,181	1,175	1,151	0.2	0.8
- Electronic Service Branch (PAEs) (9)	1,539	1,528	1,512	1,523	1,561	1,545	1,515	1,495	0.7	(1.4)
- Outplacted ATM Netw ork Terminals	3,569	3,516	3,389	3,296	3,074	2,904	2,877	2,776	1.5	16.1
- 24-Hour Bank Network Assisted Terminals	5,980	5,558	5,068	4,732	4,378	4,153	3,763	3,523	7.6	36.6
- Banco Postal (Postal Bank)	6,038	6,011	5,959	5,946	5,924	5,882	5,851	5,821	0.4	1.9
- Bradesco Expresso (Correspondent Banks)	18,722	17,699	16,710	16,061	14,562	13,413	12,381	11,539	5.8	28.6
- Bradesco Financiamentos (Branches)	64	64	152	156	216	268	357	375	-	(70.4)
- Bradesco Promotora de Vendas (Correspondent Banks)	753	822	884	883	1,078	1,561	1,510	-	(8.4)	(30.1)
- Credicerto Promotora de Vendas (Branches)	-	-	-	-	13	13	13	-	-	-
- Branches/Subsidiaries Abroad	11	11	11	12	12	12	12	12	-	(8.3)
ATMs	37,178	36,430	35,443	34,524	32,942	31,993	30,956	29,913	2.1	12.9
- Proprietary	30,414	30,191	29,764	29,218	28,092	27,362	26,735	25,974	0.7	8.3
- 24-Hour Bank	6,764	6,239	5,679	5,306	4,850	4,631	4,221	3,939	8.4	39.5
Credit Card, Debit Card and Private Label - in millions	88.4	86.3	85.2	83.2	81.6	79.3	74.3	71.7	2.4	8.3
Internet Banking - users in millions	10.7	10.4	10.1	9.8	9.5	9.2	8.8	8.6	2.9	12.6
Employees	85,027	85,871	86,650	86,622	85,577	84,224	83,124	82,773	(1.0)	(0.6)
Employees and Interns	9,606	9,439	9,292	9,077	8,971	8,704	8,574	8,430	1.8	7.1
Foundations' Employees (11)	3,696	3,645	3,674	3,575	3,622	3,607	3,577	3,547	1.4	2.0

Clients - million

Checking Accounts	20.7	20.4	20.2	20.1	20.0	19.8	19.1	18.8	1.5	3.5
Savings Accounts (12)	35.1	33.9	34.2	35.8	33.8	32.5	32.2	34.6	3.5	3.8
Insurance Group (13)	30.3	29.1	28.6	27.5	26.8	25.8	25.0	24.0	4.1	13.1
- Policyholders	25.8	24.6	24.1	23.0	22.4	21.5	20.8	19.8	4.9	15.2
- Pension Plan Participants	2.0	2.0	2.0	2.0	1.9	1.9	1.9	1.9	-	5.3
- Savings Bonds Clients	2.5	2.5	2.5	2.5	2.5	2.4	2.3	2.3	-	-
Bradesco Financiamentos	4.1	4.0	4.2	4.9	4.9	5.0	5.3	5.5	2.5	(16.3)

(1) Including sureties and guarantees, advances of credit card receivables and loan assignments (FIDC and CRI);
(2) Accumulated over 12 months;
(3) Excluding the assets valuation adjustments in Shareholders’ Equity;
(4) Accumulated Net Income per period;
(5) Excluding additional provisions;
(6) Number of shares (less treasury shares) x closing quote of common and preferred shares of the last trading day of the period;
(7) Credits overdue;
(8) As of 3Q08 already calculated in accordance with the New Basel Capital Rules (BIS II);
(9) PAB: Branch located in a company with Bank’s employees; PAE (in Companies): Branch located in a company that has electronic service; PAA: Branch located in a Municipality that does not have a branch;
(10) Including Prepaid and Private Label;
(11) Comprises Fundação Bradesco, the Institute of the Digestive System and Nutrition Disorders Foundation (Fimaden) and Associação Desportiva Finasa (ADC Bradesco);
(12) Number of accounts; and
(13) Number of policies

Ratings

Main Ratings

Fitch Ratings

International Scale						Domestic Scale

Individual	Support	Domestic Currency		Foreign Currency		Domestic

B/C	3	Long-Term BBB +	Short-Term F2	Long-Term BBB	Short-Term F2	Long-Term AAA (bra)	Short-Term F1 + (bra)

Moody´s Investors Service

Financial Strength	International Scale					Domestic Scale

B -	Debt Foreign Currency	Deposit Domestic Currency		Deposit Foreign Currency		Domestic Currency

	Long-Term Baa2	Long-Term A1	Short-Term P - 1	Long-Term Baa3	Short-Term P-3	Long-Term Aaa.br	Short-Term BR - 1

Standard & Poor's						R&I Inc.	Austin Rating

International Scale - Counterparty Rating				Domestic Scale		International Scale	Corporate Governance		Domestic Scale

Foreign Currency		Domestic Currency		Counterparty Rating		Issuer Rating		Long- Term	Short- Term

Long-Term	Short-Term	Long-Term	Short-Term	Long-Term Short-Term		BBB -	AA	AAA	A -1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

Summarized Analysis of Adjusted Income

In order to provide better understanding, comparability and analysis of Bradesco’s results, we are using the Statement of Managerial Income in the analyses and comments of this Report on Economic and Financial Analysis, which is obtained from adjustments made to the Reported Statement of Income, as shown at the end of this Press Release:

	R$ million

	Adjusted Statement of Income

	9M09	9M08	Variation		3Q09	2Q09	Variation

			YTD				Quarter

			Amount	%			Amount	%

Financial Margin	22,262	17,219	5,043	29.3	7,587	7,560	27	0.4
- Interest	20,084	16,994	3,090	18.2	6,891	6,771	120	1.8
- Non-Interest	2,178	225	1,953	868.0	696	789	(93)	(11.8)
PLL	(10,268)	(5,034)	(5,234)	104.0	(2,908)	(4,421)	1,513	(34.2)
Gross Income from Financial Intermediation	11,994	12,185	(191)	(1.6)	4,679	3,139	1,540	49.1
Income from Insurance, Private Pension Plan,	1,499	1,711	(212)	(12.4)	433	529	(96)	(18.1)
Savings Bonds Operations
Fees and Commissions	8,491	8,046	445	5.5	2,857	2,911	(54)	(1.9)
Personnel Expenses	(5,886)	(5,458)	(428)	7.8	(2,126)	(1,908)	(218)	11.4
Other Administrative Expenses	(6,747)	(6,009)	(738)	12.3	(2,359)	(2,233)	(126)	5.6
Tax Expenses	(1,841)	(1,732)	(109)	6.3	(639)	(615)	(24)	3.9
Equity in the Earning (Losses) of Unconsolidated
Companies	58	89	(31)	(34.8)	39	13	26	-
Other Operating Income/Expenses	(2,211)	(1,045)	(1,166)	111.6	(926)	(697)	(229)	32.9
Operating Income	5,357	7,787	(2,430)	(31.2)	1,958	1,139	819	71.9
Non-Operating Income	2,579	167	2,412	-	473	2,034	(1,561)	(76.7)
IR/CS	(2,089)	(2,118)	29	(1.4)	(614)	(872)	258	(29.6)
Minority interest	(16)	(17)	1	(5.9)	(6)	(4)	(2)	50.0
Net Income	5,831	5,819	12	0.2	1,811	2,297	(486)	(21.2)

Net Income and Profitability

In 3Q09, the Net Income stood at R$1,811 million compared to R$2,297 million in 2Q09. In 3Q09, there was the divestment of Visanet Brasil’s supplementary lot of shares (green shoe), whose gross gain was R$410 million, and the negative impacts related to civil provisions, mainly from economic plans, in the amount of R$387 million, in addition to larger expenses with personnel, referring to the collective bargaining agreement, in the total amount of R$145 million. It is worth mentioning that the net gain of taxes, in the amount of R$460 million, referring to the partial divestment in Visanet Brasil and to the additional PLL, was recorded in 2Q09’s income.

Average Shareholders’ Equity** stood at R$36,564 million on September 30, 2009, a 16.3% growth year-on-year. Capital Adequacy Ratio ended 3Q09 at 17.7%, 14.3% of which under Tier I of Reference Shareholder’s Equity.

Bradesco’s Net Income totaled R$5,831 million in 9M09, stable vis-à-vis 2008, despite the slowdown in the financial activity more thoroughly observed in 1H09, caused by the world’s economic crisis that increased delinquency level.

The main items that contributed to such result are outlined below.

Efficiency Ratio

Quarter-on-quarter, the Efficiency Ratio* improved 0.3 p.p., which was basically due to the increase in revenues, chiefly Net Interest Income and Fees and Commissions, which were offset by the increase in personnel and administrative expenses and other operating expenses, as a result of greater provisions for contingency related to economic plans.

Year-on-year, it is worth mentioning that the higher income from Bradesco Seguros and its subsidiaries also contributed to the cost-to-income ratio improvement.

* Efficiency Ratio (ER) YTD = Personnel – Employee Profit Sharing (PLR) + Administrative Expenses / Net Interest Income + Income from Insurance + Fee Income + Equity in the Earnings (Losses) of Unconsolidated Companies – Other Operating Expenses + Other Operating Income. If we considered the ratio between total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and the generation of revenue net of related taxes (not considering Claims Expenses from the Insurance Group), our 3Q09 ER index would be 41.0% .

Net Interest Income

In the q-o-q comparison, the R$27 million variation was due to:

• the increase in income from interest-earning operations in the amount of R$120 million, mainly due to higher average volumes; and

Offset by:

• the reduction in non-interest income in the amount of R$93 million, caused by lower securities/treasury gains.

Observing the behavior of net interest income in the y-o-y comparison, we have an improvement of R$5,043 million, corresponding to a 29.3% growth, derived by the following factors:

• the increase of R$3,090 million from interest-earning operations, basically due to higher average business volumes; and

• the increase in non-interest income in the amount of R$1,953 million basically derived from higher securities/treasury gains.

Total Loan Portfolio

In September 2009, the Bradesco Organization total loan operations (considering sureties, guarantees, advances of credit card receivables, assignment of Receivables Securitization Funds (FIDC) and Certificates of Real Estate Receivables (CRI)) totaled R$215.5 billion. The 1.3% increase in the quarter was a result from the growth of 1.7% in the Individuals’ portfolio, of 1.5% in SMEs and of 0.8% in Large Corporates. The lower growth of Large Corporates is mainly related to the depreciation of the dollar in the quarter, vis-à-vis the Real, negatively impacting the dollar-indexed and/or denominated loan and financing balances when calculated in the local currency, which represented 14.9% of this portfolio.

In the y-o-y comparison, the portfolio grew by 10.2%, of which: Large Corporates 12.8%, SMEs 9.3% and Individuals 8.2% .

In the Corporate segment, the products which contributed the most to such increase were: mortgages – corporate plans, credit card, BNDES Onlendings and working capital. In the Individuals segment, we highlight: leasing, mortgages and payroll deductible loans.

Provision for Loan Losses (PLL)*

In 3Q09, we notice that the balance of the provision for loan losses expenses slightly dropped, as a result of the gradual upturn of the economic activity, beneficial for our clients’ payment capacity.

In the y-o-y comparison, besides the effects of the world’s financial crisis, Bradesco decided to increase the excess of provision for loans by R$1.3 billion in 2Q09.

* Considering additional PLL: R$1.3 billion in 2Q09, R$177 million (cards) in 1Q09 and R$597 million in 4Q08.

Delinquency Ratio > 90 days

The delinquency ratio for 90 days increased in the 3Q09, impacted by the economic slowdown. In the Individuals’ segment, we notice a reduction in delinquencies in the last month of the quarter, due to the increase in the expectations of employment and to the increase in income, whereas for Corporate clients, there was a strong reduction in the growth pace of delinquencies, as a result of the gradual improvement in the overall level of activities. Bradesco ended 3Q09 with a delinquency ratio for loans of nearly 5.0%, tending to improve.

Coverage Ratio

The R$14,953 million balance of PLL on September 30, 2009, is comprised of R$11,962 million of provisions required by the Brazilian Central Bank and R$2,991 million of excess provisions.

In the graph below, we present the coverage ratio of the Provision for Loan Losses related to loans overdue for more than 90 days. In September 2009, the ratio stood at 166.5%, ensuring comfortable provisioning level.

Insurance, Private Pension Plans and Savings Bonds

The Net Income in the 3Q09 totaled R$607 million (2Q09 – R$638 million), reaching an annualized return of 27.3% on Shareholders’ Equity.

The Net Income for 9M09 was R$1.895 billion (9M08 - R$2.098 billion), with a 26.7% annual return on Shareholders’ Equity.

(1) Excluding additional provisions.

In 3Q09, revenues posted a 9.7% growth, above the 9% average presented by the market (as of August). Net Income was negatively impacted by the increase in claims of 3.9 points, especially in the health segment (3.2 points), influenced by higher and more severe events in the period, related to the higher use of post-employment benefits and the influenza A virus subtype H1N1.

Concerned with risk growth and economic principles, in 3Q09 Bradesco Vida e Previdência implemented the strengthening technical provisions and adopted the real interest rate (PDA) of 4% p.a., against the previous 4.3% rate used up to 2Q09, in the calculation of provision for insufficient contribution (PIC) and provision for administrative expenses (PDA).

When comparing 9M09 and 9M08, Bradesco’s Insurance Group posted an 8% growth in revenues and presented improved performance in financial income. However, despite the positive aspects presented, the result decreased by R$203 million y-o-y, influenced, in addition to the abovementioned issues, by the increase in the social contribution rate from 9% to 15%.

Bradesco’s Insurance Group Net Income in August 2009 accounted for 40.9% of the net income of the entire Brazilian insurance market. (Source: Susep - Insurance Superintendence).

The Insurance Group’s technical provisions represented 32.3% of the insurance market in August 2009, according to Susep and ANS - National Supplementary Health Agency data.

In terms of solvency, Bradesco’s Insurance Group complies with Susep’s rules, which took effect as of January 1st, 2008 and is also adjusted to the international standards (Solvency II). The financial leverage ratio stood at 2.3 times its Shareholders’ Equity.

Fees and Commissions

Fees and Commissions amounted to R$2,857 million in 3Q09, moving down by R$54 million in the q-o-q comparison. The good performance of income from loan operations, mainly by guarantees provided, as well as by asset management fees, contributed to offset the negative impact of: (i) the extinction of the registry renewal fee as of 3Q09; (ii) the drop of cards income, arising from the reduction from 39.3% to 26.6% of Bradesco’s stake in Visanet Brasil and; (iii) lower underwriting fees.

When comparing 9M09 and 9M08, the 5.5% growth was a result of the good performance of the credit card segment and underwriting operations, in addition to the increase of business and client base, which went up by nearly 3.5% over the last 12 months, partially offsetting the losses originated from fees adjustment and by the performance of loans, mainly in 1H09, due to the economic slowdown.

Personnel Expenses

In 3Q09, the R$218 million increase in the q-o-q comparison is composed by higher expenses in:

• “Structural Expenses” - in the amount of R$32 million, mainly due to the adjustment to increase salary levels according to the collective bargaining agreement (6.0%) and the restatement of labor liabilities, offset by higher accumulated vacations of employees in the 3Q09; and

• “Non-Structural Expenses” - in the amount of R$186 million related to higher profit sharing (PLR), expenses with employment contract terminations and provisions for labor claims.

When comparing 9M09 and 9M08, the R$428 million increase is basically explained by:

• The R$403 million rise in “Structural Expenses”, due to wage increase (2008 bargaining agreement – 8.15% to 10% and 2009 – 6.0%) and benefits; and

• the increase of R$25 million in the “Non-Structural Expenses”, basically due to higher expenses with provisions for labor claims and training.

Note: Structural Expenses = Compensation + Social Taxes + Benefits + Private Pension.
Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + Employment Contract Termination Expenses.

Administrative Expenses

Administrative Expenses moved up by 5.6% in the q-o-q comparison, mainly due to the increases of items: (i) third-party services expenses; (ii) advertising and marketing expenses; and (iii) transportation expenses.

When compared to 9M08, the increase is mainly due to the expansion of the Distribution Network and higher business volumes.

Tax Expenses

Tax Expenses posted a R$24 million variation in view of the increase of the taxable income in 3Q09, especially relative to net interest income.

The R$109 million variation, referring to 9M09 vis-à-vis 9M08, arises from the increase in expenses with PIS/Cofins due to the taxable income from net interest income increase and also the contribution of fees and commissions in the period.

Other Operating Income and Expenses

Other Operating Expenses, net of Other Operating Income, posted a variation of R$229 million q-o-q, mainly due to higher provisions for contingency, mainly those related to economic plans, for which provisions in the amount of R$387 million were recorded in 3Q09.

In the y-o-y comparison, the R$1,166 million increase basically results from higher operating provisions, mostly referring to provisions for contingencies related to economic plans.

Non-Operating Income

In 3Q09, Non-Operating Income totaled R$473 million, a 76.7% drop q-o-q, due to the gain in 2Q09 with the partial sale of Visanet Brasil, in the amount of R$2 billion, offset by the gain related to the sale of the supplementary lot of Visanet Brasil shares (green shoe) in the amount of R$410 million. In the 9M09 – 9M08 comparison (disregarding Visanet Brasil effects), the balance remained stable around R$170 million.

Income Tax and Social Contribution

The R$258 million increase in 3Q09 in relation to the previous quarter reflects tax charges over earnings before taxes, adjusted by respective additions and exclusions.

One can observe that the average rate (calculated considering the earnings before income tax and social contribution less equity in the earnings (losses) of unconsolidated companies and interest on shareholders’ capital) is close to the effective tax rate of 34%.

When comparing 9M09 and 9M08, taxes and contributions went down by 1.4% .

Tax credits originated in previous periods, deriving from the increase in the CSLL tax rate to 15%, are recorded in the consolidated financial statements up to the limit of corresponding consolidated tax liabilities. The balance of not activated fiscal credits stands at R$772 million. Further details may be obtained in the Footnote n° 34 of the Financial Statements.

Unrealized Gains

Unrealized gains reached R$10,162 million in 3Q09, an R$1,508 million jump in relation to the previous quarter. The positive variation is mainly due to: (i) the appreciation in the mark-to-market of securities, offset by: (ii) the divestment of the supplementary lot (Green Shoe) of Visanet Brasil in 3Q09.

Economic Scenario

Over the second and third quarters, the signs of global upturn continued to accumulate, reinforcing the perception that the worst moment of the crisis had been overcome. However, there are still material differences among the countries regarding the speed of their economic upturn, which is higher in developing nations. These differences have generated significant impacts over exchange markets, while at the same time they have kept volatility potential in the prices of most financial assets. Within this international scenario, it is still necessary to be cautious when performing analysis, since risk perception is still present, in lower intensity quarter-on-quarter though.

On the other hand, Brazilian economy strengthens its position as one of the first economies to overcome recession, benefitted from credit growth, tax incentives, interest rate drop, employment recovery and maintenance of annual wages growth in high levels. After the 4.3% accumulated drawback between 4Q08 and 1Q09, the GDP grew 1.9 p.p. between April and June, vis-a-vis the immediately previous quarter. 3Q09 information disclosed suggests an additional decrease in industry idleness, signaling another strong growth period, but without significant pressures that may jeopardize inflation in 2009.

Simultaneously, families’ consumption of goods and services is growing favorably, as opposite to what happened in past crisis. Therefore, our economic growth projection is more optimistic. We expect Brazil to grow 0.1% this year and 5.4% in 2010. If confirmed, these results will be among the highest results worldwide, strengthening the international communities’ positive perceptions towards Brazil. For the long-term, in line with the country’s real potentialities, perspectives are increasingly positive, especially for the investment cycle that shall supply the needs arising from the World Cup, the Olympic Games and the pre-salt project. Challenges are enormous but it is possible to lead them in a satisfactory manner.

Bradesco reiterates its positive and constructive view towards Brazil and is aware of the opportunities created by a society with high social mobility and whose private sector is increasingly stronger and prepared to face the after-crisis challenges. Therefore, Bradesco still defends the need for institutional and educational advances that would increase social and economic gains obtained in past years, which can be translated into higher economic growth.

Main Economic Indicators

Main Indicators (%)	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07

Interbank Deposit Certificate (CDI)	2.22	2.38	2.95	3.32	3.16	2.74	2.58	2.62
Ibovespa Index	19.53	25.75	8.99	(24.20)	(23.80)	6.64	(4.57)	5.66
USD – Commercial Rate	(8.89)	(15.70)	(0.93)	22.08	20.25	(8.99)	(1.25)	(3.68)
General Price Index - Market (IGP-M)	(0.37)	(0.32)	(0.92)	1.23	1.54	4.34	2.38	3.54
CPI (IPCA – IBGE)	0.63	1.32	1.23	1.09	1.07	2.09	1.52	1.43
Federal Government Long-Term Interest Rate (TJLP)	1.47	1.53	1.53	1.53	1.53	1.54	1.54	1.54
Reference Interest Rate (TR)	0.12	0.22	0.37	0.63	0.55	0.28	0.17	0.24
Savings Accounts	1.63	1.67	1.89	2.15	2.06	1.80	1.68	1.75
Number of Business Days	65	61	61	65	66	62	61	62

Indicators (Closing Rates)	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07

USD – Commercial Selling Rate – R$	1.7781	1.9516	2.3152	2.3370	1.9143	1.5919	1.7491	1.7713
Euro – R$	2.6011	2.7399	3.0783	3.2382	2.6931	2.5063	2.7606	2.6086
Country Risk (points)	234	284	425	428	331	228	284	221
Selic – Basic Interest Rate (% p. a.)	8.75	9.25	11.25	13.75	13.75	12.25	11.25	11.25

Pre -BM&F Rate (% p. a.)	9.65	9.23	9.79	12.17	14.43	14.45	12.69	12.05

Projections until 2011

%	2009	2010	2011

USD - Commercial Rate (year-end) - R$	1.60	1.65	1.75
Extended Consumer Price Index (IPCA)	4.25	4.60	4.50
General Price Index - Market (IGP-M)	(0.53)	4.50	4.50
Selic (year-end)	8.75	11.50	12.25
Gross Domestic Product (GDP)	0.10	5.40	3.90

Guidance

Bradesco’s Outlook for 2009

This guidance has forward-looking statements, which are subject to risks and uncertainties, so they were based on management expectations and uncertainties and information available in the market up to the present date.

Loan Portfolio	8 to 12%
Individuals	9 to 12%
Corporate	7 to 11%
SMEs	9 to 13%
Large Corporates	6 to 10%

Products
Vehicles	2 to 5%
Cards	10 to 14%
Real Estate Financing (origination)	R$ 4.5 bi
Payroll Deductible Loans	20 to 30%

Net Interest Income (1)	18 to 22%

Fees and Commissions	6 to 10%

Operating Expenses (2)	6 to 11%

Insurance Premiuns	5 to 7%

(1) Guidance for Adjusted NII in the current criterion ; and
(2) Administrative and Personnel Expenses.

Statement of Income

Analytical Breakdown of Statement of Adjusted Income

	R$ million

	3Q09

	Reported	Reclassifications							Fiscal	Adjusted

	Statement	(1)	(2)	(3)	(4)	(5)	(6)	(7)	Hedge (8)	Statement

Financial Margin	8,464	(133)	40	21	(283)	-	-	-	(522)	7,587
PLL	(2,883)	-	-	-	97	(122)	-	-	-	(2,908)
Gross Income from Financial Intermediation	5,581	(133)	40	21	(186)	(122)	-	-	(522)	4,679
Income from Insurance, Private Pension Plan, Savings Bonds Operations	433	-	-	-	-	-	-	-	-	433
Fees and Commissions	2,820	-	-	-	-	-	37	-	-	2,857
Personnel Expenses	(2,126)	-	-	-	-	-	-	-	-	(2,126)
Other Administrative Expenses	(2,283)	-	-	-	-	-	-	(76)	-	(2,359)
Tax Expenses	(704)	-	-	-	-	-	-	-	65	(639)
Equity in the Earning (Losses) of Unconsolidated
Companies	39	-	-	-	-	-	-	-	-	39
Other Operating Income/Expenses	(1,223)	133	(40)	(21)	186	-	(37)	76	-	(926)
Operating Income	2,537	-	-	-	-	(122)	-	-	(457)	1,958
Non-Operating Income	351	-	-	-	-	122	-	-	-	473
IR/CS and Minority Interest	(1,077)	-	-	-		-	-	-	457	(620)
Net Income	1,811	-	-	-	-	-	-	-	-	1,811

(1) Commission expenses related to loans and financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income”;
(2) Interest Income/Expenses, deriving from the insurance segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income”;
(3) Interest Income/Expenses, deriving from the financial segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income”;
(4) Revenues from loan recovery, classified into the item “Net Interest Income”; expenses related to discounts granted, classified into the item “Other Operating Revenues/Expenses”; expenses related to the write-off of leasing operations, classified into the item “Net Interest Income”, and losses related to the sale of non-real estate assets– BNDU, classified into the item “Non-Operating Income”, were reclassified into the item “Provision for Loan Losses Expenses - PLL”;
(5) Third-party services expenses, classified into the item “Other Administrative Expenses” were reclassified into the item “Fees and Commissions”;
(6) Commissions fees and credit card fees, insurance premium commissions, insurance policy fees, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Fees and Commissions”;
(7) Credit card operations interchange expenses, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Other Administrative Expenses”; and
(8) The partial result of derivatives used as hedge of investments abroad, which in terms of net income, simply annuls the IR/CS and PIS/Cofins tax effect of this hedge strategy .

	R$ million

	2Q09

	Reported	Reclassifications							Fiscal	Adjusted

	Statement	(1)	(2)	(3)	(4)	(5)	(6)	(7)	Hedge (8)	Statement

Financial Margin	8,996	(105)	10	(105)	(241)	-	-	-	(995)	7,560
PLL	(4,404)	-	-	-	(17)	-	-	-	-	(4,421)
Gross Income from Financial Intermediation	4,592	(105)	10	(105)	(258)	-	-	-	(995)	3,139
Income from Insurance, Private Pension Plan, Savings Bonds Operations	529	-	-	-	-	-	-	-	-	529
Fees and Commissions	2,948	-	-	-	-	(62)	25	-	-	2,911
Personnel Expenses	(1,908)	-	-	-	-	-	-	-	-	(1,908)
Other Administrative Expenses	(2,168)	-	-	-	-	62	-	(127)	-	(2,233)
Tax Expenses	(723)	-	-	-	-	-	-	-	108	(615)
Equity in the Earning (Losses) of Unconsolidated
Companies	13	-	-	-	-	-	-	-	-	13
Other Operating Income/Expenses	(1,165)	105	(10)	105	166	-	(25)	127	-	(697)
Operating Income	2,118	-	-	-	(92)	-	-	-	(887)	1,139
Non-Operating Income	1,942	-	-	-	92	-	-	-	-	2,034
IR/CS and Minority Interest	(1,763)	-	-	-		-	-	-	887	(876)
Net Income	2,297	-	-	-	-	-	-	-	-	2,297

(1) Commission expenses related to loans and financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income”;
(2) Interest Income/Expenses, deriving from the insurance segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income”;
(3) Interest Income/Expenses, deriving from the financial segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income”;
(4) Revenues from loan recovery, classified into the item “Net Interest Income”; expenses related to discounts granted, classified into the item “Other Operating Revenues/Expenses”; and expenses related to the write-off of leasing operations, classified into the item “Net Interest Income”, were reclassified into the item “Provision for Loan Losses Expenses - PLL”;
(5) Losses related to the sale of non-real estate assets– BNDU, classified into the item “Non-Operating Income” were reclassified into the item “Provision for Loan Losses Expenses - PLL”;
(6) Commissions fees and credit card fees, insurance premium commissions, insurance policy fees, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Fees and Commissions”;
(7) Credit card operations interchange expenses, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Other Administrative Expenses”; and
(8) The partial result of derivatives used as hedge of investments abroad, which in terms of net income, simply annuls the IR/CS and PIS/Cofins tax effect of this hedge strategy .

	R$ million

	9M09

	Reported	Reclassifications							Fiscal	Adjusted

	Statement	(1)	(2)	(3)	(4)	(5)	(6)	(7)	Hedge (8)	Statement

Financial Margin	25,212	(362)	75	(279)	(776)	-	-	-	(1,608)	22,262
PLL	(10,207)	-	-	-	(61)	-	-	-	-	(10,268)
Gross Income from Financial Intermediation	15,005	(362)	75	(279)	(837)	-	-	-	(1,608)	11,994
Income from Insurance, Private Pension Plan, Savings Bonds Operations	1,499	-	-	-	-	-	-	-	-	1,499
Fees and Commissions	8,518	-	-	-	-	(123)	96	-	-	8,491
Personnel Expenses	(5,886)	-	-	-	-	-	-	-	-	(5,886)
Other Administrative Expenses	(6,609)	-	-	-	-	123	-	(261)	-	(6,747)
Tax Expenses	(2,024)	-	-	-	-	-	-	-	183	(1,841)
Equity in the Earning (Losses) of Unconsolidated
Companies	58	-	-	-	-	-	-	-	-	58
Other Operating Income/Expenses	(3,454)	362	(75)	279	512	-	(96)	261	-	(2,211)
Operating Income	7,107	-	-	-	(325)	-	-	-	(1,425)	5,357
Non-Operating Income	2,254	-	-	-	325	-	-	-	-	2,579
IR/CS and Minority Interest	(3,530)	-	-	-	-	-	-	-	1,425	(2,105)
Net Income	5,831	-	-	-	-	-	-	-	-	5,831

(1) Commission expenses related to loans and financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income”;
(2) Interest Income/Expenses, deriving from the insurance segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income”;
(3) Interest Income/Expenses, deriving from the financial segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income”;
(4) Revenues from loan recovery, classified into the item “Net Interest Income”; expenses related to discounts granted, classified into the item “Other Operating Revenues/Expenses”; expenses related to the write-off of leasing operations, classified into the item “Net Interest Income”, and losses related to the sale of non-real estate assets– BNDU, classified into the item “Non-Operating Income”, were reclassified into the item “Provision for Loan Losses Expenses - PLL”;
(5) Third-party services expenses, classified into the item “Other Administrative Expenses” were reclassified into the item “Fees and Commissions”;
(6) Commissions fees and credit card fees, insurance premium commissions, insurance policy fees, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Fees and Commissions”;
(7) Credit card operations interchange expenses, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Other Administrative Expenses”, and;
(8) The partial result of derivatives used as hedge of investments abroad, which in terms of net income, simply annuls the IR/CS and PIS/Cofins tax effect of this hedge strategy .

	R$ million

	9M08

	Reported	Reclassifications							Extraordinary	Fiscal	Adjusted

	Statement	(1)	(2)	(3)	(4)	(5)	(6)	(7)	Events (8)	Hedge (9)	Statement

Financial Margin	18,282	(709)	149	(361)	(837)	-	-	-	-	695	17,219
PLL	(5,325)	-	-	-	291	-	-	-	-	-	(5,034)
Gross Income from Financial Intermediation	12,957	(709)	149	(361)	(546)	-	-	-	-	695	12,185
Income from Insurance, Private Pension Plan, Savings Bonds Operations	1,711	-	-	-	-	-	-	-	-	-	1,711
Fees and Commissions	8,139	-	-	-	-	(174)	81	-	-	-	8,046
Personnel Expenses	(5,458)	-	-	-	-	-	-	-	-	-	(5,458)
Other Administrative Expenses	(5,975)	-	-	-	-	174	-	(208)	-	-	(6,009)
Tax Expenses	(1,665)	-	-	-	-	-	-	-	-	(67)	(1,732)
Equity in the Earning (Losses) of Unconsolidated
Companies	89	-	-	-	-	-	-	-	-	-	89
Other Operating Income/Expenses	(2,584)	709	(149)	361	382	-	(81)	208	109	-	(1,045)
Operating Income	7,214	-	-	-	(164)	-	-	-	109	628	7,787
Non-Operating Income	390	-	-	-	164	-	-	-	(387)	-	167
IR/CS and Minority Interest	(1,589)	-	-	-		-	-	-	82	(628)	(2,135)
Net Income	6,015	-	-	-	-	-	-	-	(196)	-	5,819

(1) Commission expenses related to loans and financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income”;
(2) Interest Income/Expenses, deriving from the insurance segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income”;
(3) Interest Income/Expenses, deriving from the financial segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income”;
(4) Revenues from loan recovery, classified into the item “Net Interest Income”; expenses related to discounts granted, classified into the item “Other Operating Revenues/Expenses”; expenses related to the write-off of leasing operations, classified into the item “Net Interest Income”, and losses related to the sale of non-real estate assets– BNDU, classified into the item “Non-Operating Income”, were reclassified into the item “Provision for Loan Losses Expenses - PLL”;
(5) Third party’s services expenses, classified into the item “Other Administrative Expenses” were reclassified into the item “Fees and Commissions”;
(6) Commissions fees and credit card fees, insurance premium commissions, insurance policy fees, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Fees and Commissions”;
(7) Credit card operations interchange expenses, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Other Administrative Expenses” ;
(8) Basically: partial sale of Visa Internacional (R$352 million), total amortization of goodwill (R$53 million) and Constitution of Civil Provisions – economic plans, above the average of the quarter (R$56 million); and
(9) The partial result of derivatives used as hedge of investments abroad, which in terms of net income, simply annuls the IR/CS and PIS/Cofins tax effect of this hedge strategy.

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001 2000

Consolidated Balance Sheet and Adjusted Statement of Income

Balance Sheet

	R$ million

	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07

Assets
Current and Long-Term Assets	477,458	474,301	474,124	446,802	416,161	397,746	350,172	336,221
Funds Available	8,571	9,001	7,533	9,295	7,259	5,134	5,702	5,487
Interbank Investments	97,487	89,636	93,342	74,191	57,351	73,692	48,675	37,622
Securities and Derivative Financial Instruments	147,724	146,110	130,816	131,598	132,373	118,956	105,167	114,452
Interbank and Interdepartamental Accounts	17,718	16,620	15,691	13,804	27,081	26,163	24,615	24,466
Loan and Leasing Operations	163,699	160,174	160,975	160,500	153,335	140,324	131,106	123,974
Allow ance for Loan Losses (PDD)	(14,953)	(13,871)	(11,424)	(10,263)	(9,136)	(8,652)	(8,104)	(7,826)
Other Receivables and Assets	57,212	66,631	77,191	67,677	47,898	42,129	43,011	38,046
Permanent Assets	8,228	8,177	8,017	7,611	6,501	5,486	5,298	4,923
Investments	1,104	1,054	1,095	1,048	823	784	743	604
Premises and Equipment and Leased Assets	3,272	3,300	3,286	3,250	2,309	2,198	2,114	2,103
Intangible Assets	3,852	3,823	3,636	3,313	3,369	2,504	2,441	2,216
Total	485,686	482,478	482,141	454,413	422,662	403,232	355,470	341,144
Liabilities
Current and Long-Term Liabilities	446,152	444,574	446,225	419,561	387,640	369,151	322,213	310,442
Deposits	167,987	167,512	169,104	164,493	139,170	122,752	106,710	98,323
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	102,604	99,710	91,659	79,977	87,464	98,278	69,540	73,634
Funds from Issuance of Securities	7,111	7,694	9,280	9,011	6,535	5,455	7,222	6,488
Interbank and Interdepartamental Accounts	2,257	1,904	2,287	2,914	2,538	2,458	2,160	2,538
Borrow ing and Onlending	27,025	29,081	30,420	31,947	31,979	24,736	24,013	23,410
Derivative Financial Instruments	1,669	2,599	2,294	2,042	2,326	1,598	1,624	952
Provisions for Insurance, Private Pension Plans and Certificated Savings Plans	71,401	68,829	66,673	64,587	62,888	62,068	59,722	58,526
Other Liabilities	66,098	67,245	74,508	64,590	54,740	51,806	51,222	46,571
Deferred Income	297	272	273	274	227	208	190	189
Minority Interest in Subsidiaries	360	355	337	321	627	162	158	155
Managed Funds and Portfolio	38,877	37,277	35,306	34,257	34,168	33,711	32,909	30,358
Total	485,686	482,478	482,141	454,413	422,662	403,232	355,470	341,144

Statement of Income

	R$ million

	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07

Net Interest Income	7,587	7,560	7,115	5,924	5,674	5,959	5,586	5,492
Interest	6,891	6,771	6,422	5,944	5,815	5,632	5,547	5,217
Non-Interest	696	789	693	(20)	(141)	327	39	275
PDD	(2,908)	(4,421)	(2,939)	(1,888)	(1,671)	(1,752)	(1,611)	(1,428)
Gross Income from Financial Intermediation	4,679	3,139	4,176	4,036	4,003	4,207	3,975	4,064
Income from Insurance, Private Pension Plans and Certificated Savings Plans	433	529	537	544	629	567	515	146
Fee and Commission Income	2,857	2,911	2,723	2,698	2,698	2,657	2,691	2,783
Personnel Expenses	(2,126)	(1,908)	(1,852)	(1,932)	(1,889)	(1,775)	(1,794)	(1,875)
Other Administrative Expenses	(2,359)	(2,233)	(2,155)	(2,298)	(2,130)	(2,002)	(1,877)	(2,039)
Tax Expenses	(639)	(615)	(587)	(498)	(540)	(573)	(619)	(631)
Equity in the Earning (Losses) of Unconsolidated Companies	39	13	6	47	23	33	32	10
Other Operating Income and Expenses	(926)	(697)	(588)	(259)	(223)	(417)	(404)	(8)
- Other Operating Income	209	311	198	212	318	124	138	273
- Other Operating Expenses	(1,135)	(1,008)	(786)	(471)	(541)	(541)	(542)	(281)
Operating Income	1,958	1,139	2,260	2,338	2,571	2,697	2,519	2,450
Non-Operating Income	473	2,034	72	96	45	58	64	49
Income Tax and Social Contribution	(614)	(872)	(603)	(611)	(696)	(750)	(672)	(642)
Minority interest	(6)	(4)	(6)	(17)	(10)	(3)	(4)	(3)
Net Income	1,811	2,297	1,723	1,806	1,910	2,002	1,907	1,854

Financial Margin – Interest and Non-Interest

Financial Margin Breakdown

Average Financial Margin Rate

	R$ million

	Net Interest Income

	9M09	9M08	3Q09	2Q09	Variation

					YTD	Quarter

Interest - due to volume					3,641	83
Interest - due to spread					(551)	37
- Financial Margin - Interest	20,084	16,994	6,891	6,771	3,090	120
- Financial Margin - Non-Interest	2,178	225	696	789	1,953	(93)
Net Interest Income	22,262	17,219	7,587	7,560	5,043	27
Average Margin Rate (*)	8.0%	7.9%	8.3%	8.2%

(*) Average Margin Rate = (Financial Margin / Average Assets – Purchase and Sale Commitments - Permanent Assets) Annualized

Financial margin reached R$22,262 million in 9M09. When compared to 9M08, it was up by 29.3%, or R$5,043 million. We can observe that a major portion of this increase comes from the interest margin, which was positively impacted due to the increased volume of transactions, contributing with R$3,641 million, partially offset by lower average spread in the period, in the amount of R$551 million.

Quarter-on-quarter, there was an increase of R$27 million or 0.4% . The increase is related to the higher volume of operations and also to the mix change of these operations, offset by the non-interest margin decrease.

Financial Margin – Interest

Interest Financial Margin - Breakdown

	R$ million

	Interest Financial Margin Breakdown

	9M09	9M08	3Q09	2Q09	Variation

					YTD	Quarter

Loans	14,705	11,880	5,150	4,979	2,825	171
Funding	1,993	1,918	611	633	75	(22)
Insurance	1,756	1,747	571	607	9	(36)
Securities/Other	1,630	1,449	559	552	181	7
Net Interest Income	20,084	16,994	6,891	6,771	3,090	120

Bradesco closed September 2009 YTD in a very good position in the “interest” Financial Margin, which is the result of its transparent operating policy, focused on adjusting its products to meet the potential client demand.

Comparing 9M09 to 9M08, it is possible to observe a significant growth of 18.2% or R$3,090 million in the interest financial margin, with “Loans” line contributing the most for this growth.

In 3Q09, the interest financial margin reached R$6,891 million, against R$6,771 million observed in 2Q09, representing a positive impact of R$120 million or 1.8%, with the “Loans” line contributing the most for this growth. The total effect was partially offset by the decrease in the “Funding” and “Insurance” margins.

Interest Financial Margin Rates

The annualized interest financial margin rate reached 7.6% in 3Q09, an increase when compared to the 7.3% index recorded in the previous quarter. This performance better reflects funding conditions (in both volume and rates). Additionally in 3Q09, one can observe that loan operations with Individual clients presented a growth above those of Corporate clients. We should point out that spreads in Individual clients operations are higher than those of Corporate clients.

Interest Financial Margin – Annualized Average Rates

	R$ million (except percentages)

	9M09			9M08

	Interest	Average Balance	Average Rate	Interest	Average (1)Balance	Average Rate

Loans	14,705	178,589	11.13%	11,880	146,887	10.93%
Funding	1,993	208,628	1.28%	1,918	155,052	1.65%
Insurance	1,756	68,235	3.45%	1,747	61,137	3.83%
Securities/Other	1,630	98,888	2.20%	1,449	78,479	2.47%
Net Interest Income	20,084	-	-	16,994	-	-

		3Q09			2Q09

	Interest	Average Balance	Average Rate	Interest	Average (1) Balance	Average Rate

Loans	5,150	179,089	12.01%	4,979	178,573	11.63%
Funding	611	209,707	1.17%	633	206,091	1.23%
Insurance	571	70,535	3.28%	607	68,135	3.61%
Securities/Other	559	101,965	2.21%	552	95,007	2.34%
Net Interest Income	6,891	-	-	6,771	-	-

(1) For better comparison purposes, we included card operations (cash purchase and credit purchase from storeowners) in previous periods.

Loan Financial Margin – Breakdown

	R$ million

	Financial Margin - Loan

	9M09	9M08	3Q09	2Q09	Variation

					YTD	Quarter

Interest - due to volume					2,610	15
Interest - due to spread					215	156
Financial Margin - Interest	14,705	11,880	5,150	4,979	2,825	171
Revenues	26,611	23,314	8,543	9,335	3,297	(792)
Expenses	(11,906)	(11,434)	(3,393)	(4,356)	(472)	963

In 9M09, the interest financial margin rate in loan operations reached R$14,705 million against R$11,880 million in 9M08, a 23.8% growth, or R$2,825 million. This variation was positively impacted by R$2,610 million in business volume and R$215 million in spreads.

Quarter-on-quarter, there was a 3.4% growth, or R$171 million, in the financial margin. This variation is mainly due to the improvement in the operation mix and the decrease in carry-over costs related to the decrease of the Selic rate in the quarter, which positively contributed with R$156 million to the financial margin, as well as the growth in business volume amounting to R$15 million.

Individual consumer financing kept increasing, mainly in personal loans, specially payroll-deductible loans, and credit card usage. Likewise, credit to Corporate clients also posted significant growth year-on-year, chiefly financings aimed to support production and sales growth, such as working capital, BNDES onlendings and real estate financing.

Loan Financial Margin – Net Margin

Obs.: It does not consider additional PDD: 2Q09 - R$1,303 million, 1Q09 - R$177 million and 4Q08 - R$597 million.

In the graph above we present a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (basically the Interbank Deposit Certificate rate – CDI over accumulated in the period).

In the PDD curve, we observe the delinquency cost, represented by allowance for loan losses (PDD) expenses plus discounts granted in negotiations and net of loan recoveries, the result from the sale of foreclosed assets and other.

The Net Margin curve presents result of loan interest income, net of losses, which in 3Q09 recorded a 20.5% q-o-q growth, resulting from a drop in delinquency costs and an increase in volume of operations.

Total Loan Portfolio

Loan operations (including sureties, guarantees, advances of credit card receivables, FIDC and CRI assignments) ended 3Q09 amounting to R$215.5 billion, a 10.2% increase y-o-y and 1.3% q-o-q.

Loan Portfolio Breakdown by Product and Type of Client (Individual and Corporate)

Below, the breakdown of loan products for individuals:

Individuals	R$ million			Variation %

	Sep09	Jun09	Sep08	Quarter	12M

Vehicles - CDC	18,445	18,595	20,794	(0.8)	(11.3)
Leasing	12,956	13,184	10,445	(1.7)	24.0
Credit Card	9,735	9,314	8,601	4.5	13.2
Personal Loan	8,508	8,406	7,834	1.2	8.6
Payroll Deductible Loan (1)	8,160	7,689	6,623	6.1	23.2
Rural Loan	4,696	4,177	4,349	12.4	8.0
BNDES Onlending	2,764	2,764	3,147	-	(12.2)
Real Estate Financing (2)	2,853	2,716	2,367	5.0	20.5
Overdraft Facilities	2,328	2,418	2,252	(3.7)	3.4
Sureties and Guarantees	545	312	384	74.7	41.9
Other (3)	4,538	4,713	2,996	(3.7)	51.5
Total	75,528	74,288	69,792	1.7	8.2

(1) In September 2009, includes R$324 million of loan assignment (FIDC), in June 2009, R$299 million and in September 2008, R$453 million;
(2) In September 2009, includes R$403 million of loan assignment (CRI), in June 2009, R$429 million and in September 2008, R$94 million; and
(3) In September 2009, includes R$28 million of loan assignment (FIDC), referring to assets acquisition, in June 2009, R$34 million and in September 2008, R$55 million.

In the individuals segment, which posted an 8.2% growth y-o-y, we highlight leasing - vehicle, real estate financing and personal payroll-deductible loans operations that posted significant growth. In 3Q09, the segment recorded a 1.7% increase. Personal payroll-deductible loans and credit card operations, as well as rural loan, increased the most in this period.

Below, the breakdown of loan products for Corporate:

Corporate	R$ million			Variation %

	Sep09	Jun09	Sep08	Quarter	12M

Working Capital	26,518	25,816	22,020	2.7	20.4
Export Financing	10,687	13,066	10,427	(18.2)	2.5
BNDES/Finame Onlending	15,079	13,790	12,405	9.3	21.6
Operations Abroad	10,656	10,735	10,738	(0.7)	(0.8)
Overdraft Account	8,619	8,847	9,231	(2.6)	(6.6)
Leasing	9,033	9,115	8,780	(0.9)	2.9
Credit Card	6,666	6,385	5,450	4.4	22.3
Rural Loan	4,019	3,698	3,734	8.7	7.6
Vehicles - CDC	2,950	2,991	3,332	(1.4)	(11.5)
Real Estate Financing - Corporate Plans(1)	4,404	3,914	2,579	12.5	70.8
Securities and Guarantees (2)	31,860	30,947	27,275	3.0	16.8
Other	9,517	9,176	9,841	3.7	(3.3)
Total	140,008	138,480	125,812	1.1	11.3

(1) In September 2009, it includes R$396 million of loan assignment (CRI), in June 2009, R$407 million and in September 2008, R$240 million; and
(2) 90.2% of surety and guarantees from Corporate clients are carried out with large corporations.

In the Corporate Clients segment, which grew by 11.3% in the past 12 months, highlights were recorded in real estate financing - corporate plans, credit cards, BNDES onlending and working capital. There was a 1.1% increase q-o-q, the products that presented higher growth were: real estate financing – corporate plans, BNDES onlending and rural loan. It is important to stress that the dollar depreciation negatively impacted the balances of dollar-related portfolios.

Loan Portfolio – Consumer Financing

In the graph below, the modalities related to “Consumer Financing” for individuals (CDC/vehicle leasing, personal loans and financing of goods, revolving credit card and cash purchase and installment purchase plan from storeowners) were considered.

Consumer financing amounted to R$59.2 billion, presenting growth of 1.0% in the quarter and of 5.8% in the last 12 months. Deserve highlighting the segments of vehicle financing (CDC/Leasing) and personal payroll deductible loans, that jointly amounted to R$39.6 billion, accounting for 66.8% of total consumer financing balance and which, due to its guarantees and features, provide an adequate credit risk level to the portfolio. Excluding the loan assignments (FIDC) in the periods assessed, the balances of consumer financing would reach increases of 1.0% in the quarter (R$58.8 billion in September 2009) and of 6.2% in the last 12 months.

Breakdown of Vehicle Portfolio

	R$ million			Variation %

	Sep09	Jun09	Sep08	Quarter	12M

CDC Portfolio	21,395	21,586	24,126	(0.9)	(11.3)
Individuals	18,445	18,595	20,794	(0.8)	(11.3)
Corporate	2,950	2,991	3,332	(1.4)	(11.5)
Leasing Portfolio	19,282	19,492	16,457	(1.1)	17.2
Individuals	12,956	13,184	10,445	(1.7)	24.0
Corporate	6,326	6,308	6,012	0.3	5.2
Finame Portfolio	4,164	4,125	4,090	0.9	1.8
Individuals	104	87	61	19.5	70.5
Corporate	4,060	4,038	4,029	0.5	0.8
Total	44,841	45,203	44,673	(0.8)	0.4
Individuals	31,505	31,866	31,300	(1.1)	0.7
Corporate	13,336	13,337	13,373	(0.0)	(0.3)

In September 2009, vehicle financing operations amounted to R$44.8 billion, practically steady y-o-y, and with a reduction of 0.8% in the quarter. Out of the total Vehicle Portfolio, nearly 47.7% refers to CDC, 43.0% to Leasing and 9.3% to Finame. Individuals represented 70.3% of the portfolio whereas Corporate Clients are the remaining 29.7% . Highlights to Leasing to Individuals, with a 24.0% increase year-on-year.

Loan Portfolio - By Modality

Below, we present the total loan portfolio (including sureties and guarantees, advances on credit card receivables, loan assignments, and other operations that might have some type of credit risk), that posted an increase of 2.1% in the quarter and a 14.1% growth in the past 12 months.

	R$ million

	Sep09	Jun09	Sep08

Loans and Discounted Securities	78,978	77,516	72,694
Financings	50,891	49,480	50,052
Rural and Agribusiness Financings	11,620	10,731	11,343
Leasing Operations	22,210	22,447	19,247
Advances on Exchange Contracts	7,635	9,613	6,788
Other Loans	9,635	9,590	6,282
Total Loan Operations (1)	180,969	179,377	166,406
Sureties and Guarantees Provided (Clearing Accounts) (2)	32,404	31,259	27,659
Other (3)	1,011	963	697
Total Exposures - Loan Operations	214,384	211,599	194,762
Loan Assignments (FIDC / CRI)	1,152	1,169	842
Total (4)	215,536	212,768	195,604
Other Operations w ith Credit Risk (5)	22,289	20,152	12,929
Total Operations with Credit Risk	237,825	232,920	208,533

(1) Pursuant to Brazilian Central Bank (Bacen) standard;
(2) Operations where Banco Bradesco S/A – Grand Cayman branch was the beneficiary were eliminated and, for comparison purposes, previous periods were adjusted;
(3) It refers to credit card receivables advances;
(4) Total concept; and
(5) It includes interbank deposit certificates, debentures, commercial paper, international treasury, swap, currency and FIDC investments, as well as CRI (Certificates of Real Estate Receivables) operations.

Loan Financial Margin – Interest

Portfolio Concentration – Distribution by Business Segment*

The loan portfolio breakdown by economic activity sector did not post material variation, as shown below:

Activity Sector						R$ million

	Sep09%		Jun09%		Sep08%

Public Sector	1,162	0.6	1,349	0.8	906	0.5
Private Sector	179,807	99.4	178,028	99.2	165,500	99.5
Corporate	105,579	58.4	104,835	58.4	96,712	58.1
Industry	40,521	22.4	41,637	23.2	39,700	23.9
Commerce	24,884	13.8	23,834	13.3	21,626	13.0
Financial Intermediaries	699	0.4	860	0.5	914	0.5
Services
Agriculture, Cattle Raising, Fishing,	37,028	20.4	36,076	20.1	32,357	19.4
Forestry and Forest Exploration	2,447	1.4	2,428	1.4	2,115	1.3
Individuals	74,228	41.0	73,193	40.8	68,788	41.3
Total	180,969	100.0	179,377	100.0	166,406	100.0

(*) Pursuant to Bacen standard.

Loan Portfolio Breakdown*

Out of the R$14.6 billion growth in the loan portfolio in the past 12 months, new borrowers were responsible for R$18.7 billion, i.e., 128.2% of total, offsetting the volume of loans settled by existing clients and transfers to losses, evidencing Bradesco’s great capacity to expand and diversify its clients base, thus avoiding concentrations.

(*) Pursuant to Bacen Standard.

Loan Portfolio Breakdown - By Rating

In the chart below, both new borrowers and those remaining from September 2008 presented good loan quality (AA-C), which evidences the adequacy and consistency of loan policy and valuation instruments used by Bradesco.

Portfolio Breakdown by Rating between September 2008 and 2009

Rating	Total Loans in September 2009		New Clients between October 2008 and September 2009		Remaining Clients as of September 2008

	R$ million	%	R$ million	%	R$ million	%

AA - C	164,560	90.9	17,620	94.4	146,941	90.6
D	3,925	2.2	302	1.6	3,623	2.2
E - H	12,484	6.9	748	4.0	11,735	7.2
Total	180,969	100.0	18,670	100.0	162,299	100.0

Loan Portfolio – by Client Portfolio

One can see below, in the breakdown by type of client, an increase in SMEs and individuals share, whereas in the twelve-month period there was a higher increase in loans to Corporate clients, mainly Large Corporates.

Type of Client	R$ million			Variation %

	Sep09	Jun09	Sep08	Quarter	12M

Large Corporates	50,559	50,943	45,693	(0.8)	10.6
SMEs	56,182	55,241	51,925	1.7	8.2
Individuals	74,228	73,193	68,788	1.4	7.9
Total Loan Operations (1)	180,969	179,377	166,406	0.9	8.8

(1) Pursuant to Bacen standard.

Loan Portfolio – By Client Portfolio and Rating (%)

The drop in share from credits rated between “AA - C” shows the effects of the world financial crisis, that resulted in the economic slowdown, which in turn reduced clients’ temporary ability of complying with their financial commitments, resulting in client’s rating deterioration, specially SMEs.

					By Rating

Type of Client		Sep09			Jun09			Sep08

	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H

Large Corporates	97.2	1.2	1.5	97.4	1.2	1.4	98.7	0.7	0.7
SMEs	89.5	3.0	7.5	90.3	3.2	6.5	94.5	1.7	3.8
Individuals	87.7	2.2	10.1	87.8	2.4	9.8	90.1	1.7	8.2
Total	90.9	2.2	6.9	91.3	2.3	6.4	93.8	1.4	4.8

Loan Portfolio – By Business Segment

Below is the evolution of loan operations by Business Segment at Bradesco’s total portfolio, highlighting, in the quarter, the Bradesco Promotora de Vendas and Retail/Postal/Prime segments growth and, in the last 12 months, the Corporate segment.

Business Segments	R$ million						Variation %

	Sep09%		Jun09%		Sep08%		Quarter	12M

Corporate	56,184	31.1	56,774	31.7	49,975	30.0	(1.0)	12.4
Retail / Postal / Prime	62,617	34.6	60,840	33.9	56,884	34.2	2.9	10.1
Bradesco Financiamentos	29,000	16.0	29,480	16.4	29,562	17.8	(1.6)	(1.9)
Middle Market	22,314	12.3	22,118	12.3	21,514	12.9	0.9	3.7
Bradesco Promotora de Vendas and others	10,854	6.0	10,165	5.7	8,471	5.1	6.8	28.1
Total	180,969	100.0	179,377	100.0	166,406	100.0	0.9	8.8

Loan Portfolio – By Currency

In the quarter, the share of foreign currency operations remained steady, due to the appreciation of the Real against the Dollar, which neutralized the increase in the volume of foreign currency operations.

The balance of foreign currency-indexed and/or denominated loans and onlending (excluding ACCs) reached the total amount of US$7.0 billion in September 2009, up 7.8% in U.S. dollar (down 1.8% in Reais). Foreign currency operations totaled R$12.4 billion (R$12.7 billion in June 2009 and R$14.0 billion in September 2008).

In September 2009, total loan operations in domestic currency amounted to R$168.6 billion (R$166.7 billion in June 2009 and R$152.4 billion in September 2008) with a 10.6% growth y-o-y.

Loan Portfolio - By Debtor

In 2Q09, the levels of credit exposure of the 100 largest debtors were practically stable.

Loan Portfolio – By Flow of Maturities

The flow of maturities of performing loan operations and/or installments coming due presented an expansion on a y-o-y comparison, mainly due to CDC/vehicle leasing and real estate financing operations that are, by their nature, of longer terms, but in turn of lower risks, due to their characteristics. The maturities of operations and/or installments with maturities longer than 180 days represented 56.8% of the total portfolio in September 2009, against 56.0% in September 2008.

Loan Portfolio – Delinquency - Over 90 days

Total delinquency ratio of 90 days increased in 3Q09, as expected, impacted by the effects of economic downturn.

In the Individuals segment, we notice a delinquency slow down in the last month of the quarter, which is the result of better expectations and payroll stability, whereas to Corporate clients, we notice a strong reduction in the delinquency growth, which is the result of a gradual activity level recovery. Bradesco’s delinquency level in the end of 3Q09 was 5.0% .

The graph below presents a 61 to 90-day delinquency slightly decrease for September, which, moreover, may reflect on the over 90-day delinquency.

Analyzing the delinquency graph by type of client, we point out a drop in the 61 to 90 days delay range in Individuals.

PDD x Delinquency x Loss

The total volume of allowance for loan losses (PDD) reached R$15.0 billion, representing 8.3% of the total loan portfolio. The total amount of provision is composed of generic provision (client and/or operation classification), specific provision (non-performing) and excess provision (internal policies and criteria).

It is important to highlight the adequacy of the provisioning criteria adopted, that can be attested by analyzing the historical data of allowances for loan losses and effective losses in the subsequent twelve-month period. For instance, in September 2008, for an existing provision of 5.5% of the portfolio, the loss in the twelve subsequent months was 4.2% on that date, which means, the existing provision covered the loss by a margin of more than 30%.

When coverage margin is analyzed under the loss net of recovery viewpoint, we observe that it increases significantly. In September 2008, for an existing provision of 5.5% of portfolio, net loss in the subsequent 12 months was 3.3% on that date, i.e., the existing provision covered the loss by a margin of more than 65%.

Allowance for Loan Losses

Bradesco has excess provision of R$3.0 billion in addition to that required by Bacen, which includes additional PDD in the amount of R$1.3 billion realized in 2Q09.

The current provisioning levels show that Bradesco is cautious to support eventual cyclic scenarios, such as increased delinquency ratio and/or change in loan portfolio profile.

(*) Loan operations overdue for over 60 days and that do not generate revenue appropriation in the accrual method of accounting.

Loan Portfolio – Portfolio Indicators

Aiming at facilitating the follow-up of the quantitative and qualitative performance of Bradesco’s loan portfolio, we present below a comparative summary of the main figures and indicators:

	R$ million (except percentages)

	Sep09	Jun09	Sep08

Total Loan Operations	180,969	179,377	166,406
- Individuals	74,228	73,193	68,788
- Corporate	106,741	106,184	97,618
Existing Provision	14,953	13,871	9,136
- Specific	8,422	7,480	5,274
- Generic	3,540	3,399	2,670
- Excess	2,991	2,992	1,192
Specific Provision / Existing Provision (%)	56.3	53.9	57.7
Existing Provision / Loan Operations (%)	8.3	7.7	5.5
AA - C Rated Loan Operations / Loan Operations (%)	90.9	91.3	93.8
D Operations under Risk Management / Loan Operations (%)	2.2	2.3	1.4
E - H Rated Loan Operations / Loan Operations (%)	6.9	6.4	4.8
D Rated Loan Operations	3,925	4,078	2,327
Existing Provision for D Rated Operations	1,035	1,091	624
D Rated Provision / Loan Operations (%)	26.4	26.7	26.8
D - H Rated Non-Performing Loans	12,066	11,355	7,515
Existing Provision/D - H Rated Non-Performing Loans (%)	123.9	122.2	121.6
E - H Rated Loan Operations	12,484	11,504	7,927
Existing Provision for E - H Rated Loan Operations	10,947	9,868	6,916
E - H Rated Provison / Loan Operations (%)	87.7	85.8	87.3
E - H Rated Non-Performing Loans	10,033	9,182	6,347
Existing Provision/E - H Rated Non-Performing Loan (%)	149.0	151.1	143.9
Non-Performing Loans (*) / Loan Operation (%)	5.9	5.6	4.0
Existing Provision / Non-Performing Loans (*) (%)	139.4	137.9	135.7

(*) Loan operations overdue for more than 60 days and do not generate revenue in the accrual method of accounting.

Funding Financial Margin - Interest

Funding Financial Margin - Breakdown

	R$ million

	Financial Margin - Funding

	9M09	9M08	3Q09	2Q09	Variation

					YTD	Quarter

Interest - due to volume					512	11
Interest - due to spread					(437)	(33)
Interest Financial Margin	1,993	1,918	611	633	75	(22)

In 9M09, the funding interest financial margin reached R$1,993 million against R$1,918 million from 9M08, an increase of 3.9% or R$75 million. This variation was positively impacted in R$512 million, due to efforts aimed at establishing funding policies and strategies, which caused the expansion of the volume of demand, time and savings deposits.

We point out that this expansion’s result was key to soften spread drops in funding operations in R$437 million, due to Bacen’s reduction in the interest rate.

Quarter-on-quarter, there was a decrease of 3.5% or R$22 million in the financial margin, mainly due to the decrease in spreads in R$33 million and softening this effect, volume grew in R$11 million.

Loan x Funding

To analyze Loan Operations x Funding ratio, it is necessary to discount the committed amount related to compulsory deposits collected with Bacen and the amount of available funds held for service the network operations, as well as adding those funds derived from domestic and international lines that provide the institution’s funding to meet loans and financing needs.

Bradesco shows low reliance on interbank funds and foreign credit lines, due to its effective funding capacity with clients. This efficiency is a result of an extensive network, the broad product portfolio and market’s confidence in Bradesco brand.

An improvement in the percentage of fund use can be observed in the y-o-y comparison. This shows that Bradesco was able to meet the funding needs required in loan operations, basically by means of funding with clients.

Funding x Investment	R$ million			Variation %

	Sep09	Jun09	Sep08	Quarter	12M

Demand Deposits + Investment Account	30,293	28,378	27,620	6.7	9.7
Sundry Floating	2,690	2,743	2,968	(1.9)	(9.4)
Savings Deposits	40,922	38,503	35,681	6.3	14.7
Time Deposit + Debentures (1)	130,784	129,357	112,089	1.1	16.7
Other	7,759	8,725	7,493	(11.1)	3.5
Clients Funds	212,448	207,706	185,851	2.3	14.3
(-) Compulsory Deposits / Funds Available (2)	(36,067)	(36,344)	(44,630)	(0.8)	(19.2)
Clients Funds Net of Compulsory	176,381	171,362	141,221	2.9	24.9
Onlending	18,273	17,421	15,870	4.9	15.1
Foreign Credit Lines	10,191	12,324	10,637	(17.3)	(4.2)
Funding Abroad	12,892	14,987	12,011	(14.0)	7.3
Total Funding (A)	217,737	216,094	179,739	0.8	21.1
Loan Portfolio/Leasing/Cards (Other Loans)/Acquired CDI (B) (3)	186,046	183,511	166,756	1.4	11.6
B/A (%)	85.4	84.9	92.8	0.5 p.p	(7.3) p.p

(1) Debentures used basically to back purchase and sale commitment;
(2) Does not comprise amounts from public bonds pegged to savings accounts; and
(3) Comprises an amount related to cards operations (cash and installment purchase plan from store owners) and from CDI acquired in the open market.

Main Funding Sources

Below we point out the growth of such funding:

	R$ million			Variation %

	Sep09	Jun09	Sep08	Quarter	12M

Demand Deposit + Investment Account	30,293	28,378	27,620	6.7	9.7
Savings Deposits	40,922	38,503	35,681	6.3	14.7
Time Deposit	96,033	100,142	75,529	(4.1)	27.1
Debentures	34,751	29,215	36,560	18.9	(4.9)
Borrow ing and Onlending	27,025	29,081	31,979	(7.1)	(15.5)
Funds from Issuance of Securities	7,111	7,694	6,535	(7.6)	8.8
Subordinated Debt	22,881	20,406	17,722	12.1	29.1
Total	259,016	253,419	231,626	2.2	11.8

Demand Deposits and Investment Account

The 6.7% or R$1,915 million positive variation in the quarter was due to the increase of deposits (R$1,314 million or 7.1%) from Corporate clients and the increase of deposits from Individuals (R$601 million or 6.0%) .

The 9.7% or R$2,673 million increase in the last 12 months, ended September 2009, was basically due to the 6.1% increase of deposits from Corporate clients in the amount of R$1,128 million and 17.1% of funds deriving from Individuals in the amount of R$1,545 million.

Savings Deposits

The variation in the quarter is basically due to deposits remuneration (TR + 0.5% p.m.), which reached 1.6% in 3Q09; and by the positive balance of funding, with a 6.3% growth. We believe that savings will remain a good investment alternative, especially for clients who are small savers.

The increase in the 12-month period is mainly due to balance remuneration (TR + 0.5% p.m.) which reached 7.5%, and to deposits, exceeding redemptions, recording a 14.7% growth in the period.

Time Deposits

In 3Q09, there was a decrease in time deposits due to the measures adopted by the government to bring back the market’s trust in small and medium-sized financial institutions, by means of the creation of DPGE – Time Deposit with Special Guarantee, and consequent drawback in the rates applied.

The increment in the 12-month period is mainly due to: (i) higher volume raised, from institutional investors and branch network; and (ii) increase in deposits remuneration, aiming at supporting loan portfolio demand growth.

Debentures

The positive 18.9% variation in 3Q09 basically refers to: (i) the placement of third-party securities that are used as basis in purchase and sales commitment; and (ii) the better interest rates of these operations compared to time deposits’ rates which had a decrease and caused the migration of funds to purchase and sales commitments.

Borrowings and Onlending

The reduction in the quarter was basically caused by the 8.9% negative exchange variation in 3Q09, which impacted borrowings and onlendings denominated and/or indexed in foreign currency, whose balance was R$11,081 million in June 2009 and R$8,218 million in September 2009.

The reduction in the 12-month period ended September 2009 is due to: (i) the increase in the volume of borrowings and onlendings in the country in the amount of R$2,256 million, mainly by Finame and BNDES operations; and (ii) the negative exchange variation of 7.1%, which impacted onlendings and borrowings denominated and/or indexed in foreign currency, whose balance was R$15,429 million in September 2008 and R$8,218 million in September 2009.

Funds from Issuance of Securities

The 7.6% decrease or R$583 million in 3Q09 mainly results from: (i) the impact of the negative exchange rate variation of 8.9% on the MT100 securities portfolio, in the amount of R$388 million; (ii) the maturity of Agribusiness Credit Letters agreements, which were not renewed, in the amount of R$335 million; and offset by: (iii) the issuance of mortgage bonds in the amount of R$145 million.

In the 9-month period, there was a positive 8.8% variation, or R$576 million, mainly due to (i) the issue of MT100 securities mitigated by the negative exchange variation of 7.1% in the amount of R$758 million; (ii) new mortgage letters operations in agribusiness in the amount of R$823 million; and mitigated by (iii) reductions in debentures funds in the amount of R$774 million resulting from the repurchase of third-parties in 2Q09.

Subordinated Debts

In September 2009, Bradesco’s Subordinated Debts totaled R$22,881 million (R$3,891 million abroad and R$18,990 million in Brazil).

In the 12-month period, R$2,287 million of Subordinated CDB in the domestic market were issued, which operations mostly mature in 2015. Overseas, Bradesco concluded the funding of US$750 million (equivalent to R$1,334 million on September 30), through the issuance of subordinated notes with a ten-year term and a 6.75% p.a. rate. Funds raised are classified as Tier II capital within the Reference Shareholders’ Equity, which increased the Capital Adequacy Ratio by 0.4% .

It is worth pointing out that only R$12,004 million out of the total subordinated debts are used for Capital Adequacy Ratio (Basel II) considering the maturity of each subordinated debt.

Securities/Other Financial Margin - Interest

Securities/Other Financial Margin - Breakdown

	R$ million

	Financial Margin - Securities / Other

	9M09	9M08	3Q09	2Q09	Variation

					YTD	Quarter

Interest - due to volume					336	38
Interest - due to spread					(155)	(31)
Financial Margin - Interest	1,630	1,449	559	552	181	7
Revenues	10,362	10,286	3,189	2,750	76	439
Expenses	(8,732)	(8,837)	(2,630)	(2,198)	105	(432)

Year-on-year, there was a 12.5% or R$181 million increase, and a positive effect due to a volume of R$336 million, offset by the spread reduction in R$155 million. In 3Q09, interest financial margin reached R$559 million against R$552 million in the previous quarter, a growth of 1.3% or R$7 million.

Insurance Financial Margin - Interest

Insurance Financial Margin - Breakdown

	R$ million

	Financial Margin - Insurances

	9M09	9M08	3Q09	2Q09	Variation

					YTD	Quarter

Interest - due to volume					183	19
Interest - due to spread					(174)	(55)
Financial Margin - Interest	1,756	1,747	571	607	9	(36)
Revenues	5,673	4,829	1,777	1,944	844	(167)
Expenses	(3,917)	(3,082)	(1,206)	(1,337)	(835)	131

The result from the insurance business line, year-on-year, posted a 0.5% increase, or R$9 million, due to the volume growth in R$183 million, offset by the negative spread effect in R$174 million. Quarter-on-quarter, there was a 5.9% drop or R$36 million, mainly due to the decrease in interest rates.

Financial Margin – Non-Interest

Financial Margin Non-Interest - Breakdown

	R$ million

	Financial Margin - Non-Interest

	9M09	9M08	3Q09	2Q09	Variation

					YTD	Quarter

Loans	(72)	(658)	-	(8)	586	8
Funding	(181)	(128)	(61)	(60)	(53)	(1)
Insurance	405	330	162	184	75	(22)
Securities/Other	2,026	681	595	673	1,345	(78)
Total	2,178	225	696	789	1,953	(93)

In 9M09, the result of non-interest financial margin grew R$1,953 million year-on-year; quarter-on-quarter, there was a R$93 million decrease. The variations arise from:

  Item “Loans”, represented by commission from borrowing and onlending, which expenses were reduced both in 3Q09 and 9M09, due to a change in the accounting policy as of 2Q08, where financing commissions are being incorporated to the balances of financing/leasing operations;

  Item “Funding”, represented by the expense with FGC – Deposit Guarantee Association. The increase in the compared periods was mainly due to the increase in clients base in 9M09, year-on-year. In 3Q09, this contribution remained stable, when compared to 2Q09;

  Portion related to “Insurance”, represented by gains with equities. Variations in the period are associated to market conditions that allow higher/lower gain realization opportunities; and

  Item “Securities/Other”, the R$1,345 million growth in 9M09, year-on-year, refers to higher treasury/securities gains, highlighting the positive mark-to-market variation: (i) of loan derivatives (CDS – Credit Default Swap), on sovereign Brazilian government bonds issued abroad; and (ii) of bonds pegged to IPCA inflation index, resulting from lower volatility of the global financial markets in 2009. The R$93 million decrease in 3Q09, quarter-on-quarter, is due to lower gains with treasury/securities.

Insurance, Private Pension Plans and Certificated Savings Plans

Analysis of equity and income accounts of Grupo Bradesco de Seguros, Previdência e Capitalização:

Balance Sheet

	R$ million

	Sep09	Jun09	Sep08

Assets
Current and Long-Term Assets	86,009	82,407	76,046
Securities	79,875	76,451	71,073
Insurance Premiums Receivable	1,493	1,413	1,356
Other Loans	4,641	4,543	3,617
Permanent Assets	1,597	1,541	1,198
Total	87,606	83,948	77,244
Liabilities
Current and Long-Term Liabilities	76,766	73,737	68,451
Tax, Civil and Labor Contingencies	2,056	1,985	1,854
Payables on Insurance, Private Pension Plans and Certificated Savings Plans Operations	327	288	375
Other Liabilities	2,983	2,636	3,334
Technical Provisions for Insurance (*)	6,617	6,510	5,690
Technical Provisions for Life and Private Pension Plans	61,918	59,533	54,530
Technical Provisions for Certificated Savings Plans	2,865	2,785	2,668
Minority Interest	155	151	105
Managed Funds and Portfolio	10,685	10,060	8,688
Total	87,606	83,948	77,244

(*)In compliance with Susep Circular Letter 379/08, as of January 2009, values referring to technical provisions are being presented by their gross amount and reinsurance balances (PPNG, PSL and IBNR) were classified in assets. The balance on June 30, 2009 was R$630 million and on September 30, 2009, this amount reached R$635 million.

Consolidated Statement of Income

	R$ million

	9M09	9M08	3Q09	2Q09

Premiums from Insurance, Private Pension Plan Contribution and Income from Certificated Savings Plans	18,293	16,945	6,685	6,094
Premiums Earned from Insurance, Private Pension Plan Contribution and Certificated Savings Plans	9,785	8,889	3,419	3,184
Interest Income of the Operation	2,123	1,979	735	766
Sundry Operating Revenues	617	702	196	180
Retained Claims	(6,132)	(5,244)	(2,212)	(1,938)
Certificated Savings Plans Draw ing and Redemptions	(1,225)	(1,055)	(449)	(412)
Selling Expenses	(930)	(878)	(326)	(305)
General and Administrative Expenses	(1,003)	(921)	(365)	(330)
Other (Operating Income/Expenses)	(142)	(144)	(32)	(64)
Tax Expenses	(212)	(210)	(70)	(70)
Operating Income	2,881	3,118	896	1,011
Equity Result	141	122	58	37
Non-Operating Income	11	3	23	(24)
Taxes and Contributions and Minority Interest	(1,138)	(1,145)	(370)	(386)
Net Income	1,895	2,098	607	638

Income Distribution of Grupo Bradesco de Seguros e Previdência

	R$ million

	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07

Life and Private Pension Plans	347	366	357	383	392	385	428	372
Health	89	107	137	113	115	115	117	11
Certificated Savings Plans	65	58	50	55	64	76	59	64
Basic Lines and Other	106	107	106	(1)	58	147	142	135
Total	607	638	650	550	629	723	746	582

Performance Ratios

	%

	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07

Claims Ratio (1)	77.2	73.3	73.7	78.0	72.4	73.1	73.4	75.0
Selling Ratio (2)	9.9	9.9	9.5	10.1	10.3	10.7	10.9	11.5
Administrative Expenses Ratio (3)	5.4	5.4	5.6	6.0	5.9	5.1	5.3	5.1
Combined Ratio (*) (4)	88.9	85.5	86.2	89.7	84.4	84.9	83.9	92.8

(*) Excludes additional provisions.
(1) Retained Claims/Earned Premiums;
(2) Selling Expenses/Earning Premiums;
(3) Administrative Expenses/Net Premiums Written; and
(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Premiums Written.

Note: For 4Q08 index calculation, we have excluded the amount of R$99.8 million related to the IBNR tail expansion from five to seven years (life line) and R$40 million related to losses deriving from floods that stroke the state of Santa Catarina.

Written Premiums, Pension Plan Contributions and Savings Bonds Income

In 3Q09, written premiums, pension plan contributions and savings bonds income showed an increment of 14.8% year-on-year.

In the insurance, private pension plans and certificated savings plans segment, according to information released by Susep and ANS, Bradesco Seguros e Previdência until August 2009 collected R$16.0 billion in premiums and maintained the leadership position in the ranking with 23.5% market share. In the same period, R$68.4 billion were collected by the insurance sector.

Retained Claims by Insurance Line

Insurance Selling Expenses by Insurance Line

Efficiency Ratio

General and Administrative Expenses / Revenue

Insurance Technical Provisions

Insurance Group technical provisions accounted for 32.3% of the insurance market in August 2009, according to Susep and ANS data.

Note: Pursuant to Susep Circular Letter 379/08, as of January 2009, reinsurance technical provisions were recorded under assets. The balance on June 30, 2009 was R$630 million and on September 30, 2009, it reached R$635 million.

Bradesco Vida e Previdência

	R$ million (except when otherwise indicated)

	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07

Net Income	347	366	357	383	392	385	428	372
Income from Premiums and Contribution Revenue *	3,697	3,304	2,822	3,517	3,117	3,224	3,114	3,894
- Income from Private Pension Plans and VGBL	3,100	2,758	2,294	2,964	2,599	2,732	2,645	3,437
- Income from Life/Accidents Insurance Premiums	597	546	528	553	518	492	469	457
Technical Provisions	61,918	59,533	57,384	56,052	54,530	53,881	51,607	50,543
Investment Portfolio	64,646	61,736	59,063	57,357	56,564	56,145	53,988	54,320
Claim Ratio	48.1	43.9	43.7	48.4	48.4	36.2	44.3	49.0
Selling Ratio	16.5	17.1	14.9	17.5	16.9	16.2	15.2	20.0
Combined Ratio	74.4	69.4	68.6	71.9	69.9	66.8	62.2	77.3
Participants / Policy Holders (thousands)	21,206	20,231	19,838	18,918	18,553	17,984	17,559	16,771
Premiums and Contributions Revenue Market Share (%)**	31.1	30.4	34.2	34.5	35.3	35.7	32.5	31.4
Life/AP Market Share - Insurance Premiums (%)**	16.0	16.1	17.4	16.7	16.6	16.1	17.2	16.7

* Life/VGBL/Traditional
For comparison purposes, the amount of R$99.8 million related to INBR tail expansion from 5 to 7 years (life line) was excluded from 4Q08.
The historical increase in the occurrence date and the notice date ratio was adjusted from 60 to 84 months to comply more precisely with the statistical behavior of older Claims.
** Data of August 2009, May 2009, January 2009, November 2008, July 2008, May 2008, February 2008 and November 2007.
Note: Pursuant to Susep Circular Letter 379/2008, as of January 2009, amounts referring to technical provisions are presented by the gross amount and reinsurance balance (PPNG, PSL and IBNR) was reclassified in assets. The balance on September 30, 2009 is R$6 million.

Due to a solid structure, a policy of cutting-edge products and the confidence conquered on the market, Bradesco Vida e Previdência maintained its leadership, with a 31.1% share of income from pension plans and VGBL.

Bradesco Vida e Previdência is also leader in VGBL plans, with a 32.5% share, and in Private Pension plans, with 26.1% (source: Fenaprevi – data as of August 2009).

The company reached a significant R$3.7 billion income in 3Q09, an 11.9% growth q-o-q. Net income in 3Q09 presented a 5.2% drop, mainly due to: (i) the growth of life claims related to the increase in frequency and severity of events; (ii) the reduction to 4.0% p.a. in the actual interest rate, used in the calculation of provisions for insufficient contribution (PIC) and administrative expenses (PDA); (iii) the increase of provision for labor contingency (third parties); and (iv) the drop in the income from certain equity assets (mutual funds and shares).

On a y-o-y comparison, the company increased by 3.9% its income in 9M09 and improved its financial performance. However, net income was impacted by: (i) the increase in claims; (ii) the reduction in the actual interest rate used in the calculation of technical and provisions for labor contingency abovementioned; and (ii) the increase in the CSLL (social contribution on net income) tax rate from 9% to 15%.

The technical provisions of Bradesco Vida e Previdência, in September 2009, reached R$61.9 billion, R$59.1 billion from private pension plans and VGBL and R$2.8 billion from life, personal accidents and other lines, up by 13.5% in relation to September 2008.The Investment Portfolio of Private Pension Plan and VGBL totaled R$61.7 billion in August 2009, accounting for 36.8% of market funds.

Evolution of Participants and of Life and Personal Accidents Policyholders

In September 2009, the number of Bradesco Vida e Previdência clients grew 14.3% compared to September 2008, reaching the record of 2.0 million private pension plan and VGBL participants and of 19.2 million personal accident life insurance policyholders.

This expressive growth was driven by the strength of Bradesco brand and by the correct selling and management policies.

Bradesco Saúde – Consolidated*

	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07

Net Income (R$ million)	89	107	137	113	115	115	117	11
Net Premiums Written (R$ million)	1,573	1,484	1,419	1,410	1,389	1,327	1,133	1,111
Technical Provisions (R$ million)	3,479	3,447	3,429	3,416	3,385	3,332	3,296	3,202
Claim Ratio	89.2	86.0	83.6	89.4	82.9	85.4	86.9	89.5
Selling Ratio	3.9	4.0	3.8	3.7	3.5	3.5	3.7	3.6
Combined Ratio	99.4	98.2	94.5	99.5	95.7	99.0	98.7	99.9
Insured (in thousands)	4,193	4,063	3,929	3,826	3,696	3,484	3,252	2,858
Market Share from Written Premiuns (%)**	47.9	47.0	46.8	46.0	42.5	43.5	42.0	42.3

* It includes Bradesco Saúde, Bradesco Dental and Mediservice.
**Data from August 2009, May 2009, January 2009, November 2008, July 2008, May 2008, February 2008 and November 2007.

Despite the 6.0% increase in revenues and a portfolio of 4.2 million clients, there was a 16.8% drop in the result as compared to the previous quarter, due to the claim increase by 3.2 points, generated by the fact that the post-employment benefit is being more used and the increase in medical appointments and hospital admissions, consequence of the Influenza A (H1N1).

The 16.3% increase in sales was not enough to maintain the 9M09 result at the same level of the 9M08 result, presenting a slight drop of 4.0%, where the main factors responsible for such reduction were: (i) the decrease in the CSLL rate that encumbered the result in 6% of the taxable revenue; and (ii) 1.3 point increase in claims.

In September 2009, Bradesco Saúde and Bradesco Dental maintained its outstanding market position in the corporate segment (source: ANS). Brazilian companies are increasingly convinced that health and dental insurance are the best alternatives for meeting their medical, hospital and dental care needs.

Over 32 thousand companies in Brazil have Bradesco Saúde and Bradesco Dental insurance. Among the 100 largest companies in revenues in Brazil, 41 are clients from both insurance companies. When considering Mediservice, this figure is increased to 46 (Source: Exame Magazine Melhores e Maiores (Biggest and Best) from July 2009).

Number of Policyholders of Bradesco Saúde – Consolidated*

Bradesco Saúde - consolidated has over 4 million clients. The large market share of corporate insurance in the total of this portfolio (94.4% in September 2009) confirms its high level of expertise and customization in the corporate plans, a distinct advantage in the supplementary health insurance market.

Mediservice became part of Grupo Bradesco de Seguros e Previdência as of February 22, 2008. With a portfolio of almost 250 thousand clients, Mediservice has healthcare and dental plans for corporate clients in post-payment basis.

* It includes Bradesco Saúde, Bradesco Dental and Mediservice.

Bradesco Dental

	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07

Net Income (R$ million)	8	8	10	6	6	6	-	-
Net Premiums Written (R$ million)	55	52	48	46	42	26	-	-
Technical Provisions (R$ million)	30	27	24	21	20	20	-	-
Claim Ratio	62.9	58.5	54.0	57.1	53.0	40.6	-	-
Selling Ratio	6.1	5.8	5.5	4.8	3.8	4.0	-	-
Combined Ratio	80.0	73.6	71.5	78.5	76.1	63.5	-	-
Insured (in thousands)	1,388	1,315	1,221	1,135	1,072	957	-	-

Net income in 3Q09 is in line to 2Q09 result, due to the increase of 5.8% in revenues, partially offset by a 4.4 point increase in claims, related to higher frequency in the use of services by our policyholders.

The company began operating activities in May 2008, which limits the comparability analysis between the periods.

Bradesco Capitalização

	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07

Net Income (R$ million)	65	58	50	55	64	76	59	64
Revenues from Certificated Savings Plans (R$ million)	520	483	413	477	443	408	372	417
Technical Provisions (R$ million)	2,865	2,785	2,740	2,706	2,668	2,592	2,527	2,491
Clients (in thousands)	2,507	2,525	2,543	2,546	2,492	2,397	2,309	2,289
Market Share from Premiums and Contributions Revenues (%)**	19.2	18.8	19.3	18.9	18.9	18.3	18.4	20.5

* Data of August 2009, May 2009, January 2009, November 2008, July 2008, May 2008, February 2008 and November 2007.

The 7.7% growth in income with certificated savings plans, the maintenance of administrative expenses at the same levels of the previous quarter and the improvement of the financial result, significantly contributed to leverage 3Q09 results in 12.1% quarter-on-quarter.

The company had a significant growth in sales, reaching a R$1.4 billion income in 9M09, which represented a 15.8% increase y-o-y, while the market grew 12.6% in the period. Even considering the drop of administrative expenses, which correspond to 2.3% of sales (3.0% of sales in 2008), result posted a drop year-on-year, due to: (i) reduced financial income result, chiefly due to the drop in interest rates; and (ii) increase in the CSLL rate from 9% to 15%, which encumbered the taxable income by 6%.

Bradesco Capitalização ended 3Q09 in an outstanding position in the certificated savings plans market, a result of a policy of transparent performance, characterized by fitting its products according to the consumers’ potential demand.

In order to offer a plan that best suits clients profile and budget, several products were developed that vary according to the payment conditions (lump-sum payment or monthly payment), term of contribution, frequency of drawings and premium amounts. This phase was mainly reminded by the closest approach to the public, by means of consolidating the Pé Quente Bradesco products family.

Among them, we can highlight the performance of social and environmental products, where part of the amount collected is transferred to social responsibility projects, in addition to enabling the client with a financial reserve. Currently, Bradesco Capitalização has a partnership with the following social and environmental institutions: Fundação SOS Mata Atlântica, which contributes to the development of reforestation projects; Instituto Ayrton Senna, whose main differential is the transfer of a percentage of the amount collected with securities to social projects; Brazilian Institute of Cancer Control, who contributes with the development of prevention, early diagnosis and treatment of cancer in Brazil, and Fundação Amazonas Sustentável, where part of the amount collected is destined to the development of environmental preservation and sustainable development programs and projects.

The portfolio is composed by 16.2 million active bonds. Out of this total, 31.8% are represented by Traditional Bonds sold in the Branch Network and Bradesco Dia&Noite, posting a 5.0% growth compared to September 2008. The remaining 68.2% of the portfolio are represented by Incentive bonds (loan assignment from raffles), for instance: partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE. Since the objective of this type of savings plans is to add value to the partner company’s product or to incentive the compliance of its clients, maturity and grace periods are reduced and have unitary sale value is low.

Bradesco Capitalização S.A. maintains its quality management system and has an updated version of the NBR ISO 9001:2008 certification in the “Bradesco Savings Bond Management” scope. This certification, granted by Fundação Vanzolini, attests the quality of its internal processes and confirms the principle that is in the origin of Bradesco Savings Bonds: good products, good services and permanent growth.

	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07

Net Income (R$ million)	33	40	32	(11)	35	39	44	40
Net Premiums Written (R$ million)	812	754	718	739	791	711	653	653
Technical Provisions (R$ million) (1)	2,998	2,940	3,000	2,315	2,203	2,158	2,187	2,201
Claims Ratio (2)	72.3	65.3	72.7	75.7	68.7	71.0	68.6	69.8
Selling Ratio	17.5	16.9	17.3	17.5	18.8	20.2	19.7	19.4
Combined Ratio (2)	106.4	99.9	106.2	111.6	104.6	105.9	103.7	102.2
Insured (in thousands)	2,433	2,359	2,280	2,192	2,117	2,177	2,144	2,074
Market Share from Premiums and Contributions Revenues (%)**	10.2	10.1	9.8	10.6	10.8	10.7	10.5	12.3

* Data of August 2009, May 2009, January 2009, November 2008, July 2008, May 2008, February 2008 and November 2007.
(1)In compliance with SUSEP Circular Letter 379/08 as of January 2009, amounts related to technical provisions are presented by Gross amount and reinsurance balances (PPNG, PSL and IBNR) were reclassified in assets. The balances on September 30, 2009 are R$627 million.
(2)For 4Q08 ratio calculation, R$40 million related to damages caused by the flood in the state of Santa Catarina were excluded.

Insurance premiums from Auto/RE line corresponded to 10.2% of the market (market date of August 2009).

The 7.7% growth in production and the improvement in financial result were not enough to avoid the reduction in net income for 3Q09 compared to 2Q09, which was mainly impacted by: (i) the increase in claims, due to the growth of claims reported for strong rainfalls and floods, not common for the season, that stroke the south and southeast regions of Brazil in 3Q09; and (ii) the provision recording for these events occurred but not yet reported.

Despite the 6.0% increase in production and the 2.6 point reduction in the selling ratio, 9M09 result was negatively impacted by: (i) the slightly 0.6 point increase in claims; and (ii) decrease in financial result, due to the drop in interest rates.

Grupo Bradesco de Seguros e Previdência maintained an outstanding position among main insurance companies of the basic lines in the Brazilian insurance market. The company’s share in the global market sales, reached 6.0% of total in August 2009.

In lines related to equity insurance, Bradesco Auto/ RE has renewed the insurance programs of its main clients through partnerships with brokers specialized in the segment and proximity to Bradesco Corporate and Bradesco Empresas. The facts that the oil industry had outstanding performance and civil construction had picked up also contribute to the growth of Bradesco Auto/RE in this segment.

In Aeronautic and Maritime Hull insurances, the interchange with Bradesco Corporate and Bradesco Empresas Managers is highly employed, taking advantage of market increase in sales of new crafts, as well as of naval constructions (marine segment).

The transportation segment is still the primary focus, with essential investments to improve new businesses, highlighting the Reinsurance Agreement renewal guaranteeing the important automaticity to the insurance company to assess and subscribe its risks and consequent higher competitiveness in more profitable deals, such as international transportation insurance, aimed at shipping companies that have business abroad.

Despite strong competition in the Auto/RCF Lines, the insurance company has increased its client base. This is mainly due to the current product improvement and to the creation of products for specific groups. Among these, we can name Bradesco Seguro Exclusivo Cliente Bradesco, for Banco Bradesco’s account holders, Auto Mulher, for the female public and Auto Corretor, for insurance brokers.

Grupo Bradesco de Seguros e Previdência market share in the Auto/RCF portfolio in August 2009 was 13.4% .

Number of Policyholders of Auto/RE

In the mass insurance segment of Basic Lines, whose products are targeted at Individuals, self-employed professionals and SMEs, the launch of new products, along with the continuous improvement of methods and systems, have contributed to the growth of the client base. Such increase can be observed mainly in residential and equity insurance, such as Bradesco Seguro Residencial and Bradesco Seguro Empresarial. We also highlight the new product, Bradesco Seguro Condomínio, which was remodeled to become more competitive and dynamic, with a new issuing process and system and follow-up system via internet.

Below, the breakdown and variations of fee and commission income for the respective periods:

Fee and Commission Income						R$ million

					Variation

	9M09	9M08	3Q09	2Q09	YTD	Quarter

Card Income	2,470	2,188	785	851	282	(66)
Checking Account	1,577	1,537	539	551	40	(12)
Fund Management	1,172	1,184	421	382	(12)	39
Loan Operations	1,118	1,206	390	362	(88)	28
Collection	737	719	254	247	18	7
Custody and Brokerage Services	296	228	106	101	68	5
Consortium Management	256	234	91	85	22	6
Payment	190	178	64	63	12	1
Other	675	572	207	269	103	(62)
Total	8,491	8,046	2,857	2,911	445	(54)

Below, the explanations of main items that influenced the variation of fee and commission income between the periods.

Card Income

In 3Q09, the R$66 million decrease quarter-on-quarter is basically related to the impact of reduction on our ownership interest in Visanet Brasil, offset by higher revenues from credit card transactions. For 9M08 and 1H09, Visanet share percentage of 39.3% was used and from July to September 2009 the percentage used was 26.6% .

In the y-o-y period comparison, the increase of R$282 million reflects the 8.3% increase of card base, which increased from 81,618 thousand in September 2008 to 88,421 thousand in September 2009. In the same period, credit card receivables reached R$37,677 million, a 10.6% growth, as well as an increase of 12.0% related to the number of credit card transactions, which went up from 446,268 thousand to 500,038 thousand.

It is worth pointing out that Banco Ibi (ibi) figures are not included in the card database yet, once Bradesco’s Special Shareholders’ Meeting which resolved on the merge of the totality of shares representative of ibi’s capital stock was held on October 29, 2009.

In 9M09, Cards Fee Income reached R$2,470 million, a 12.9% growth y-o-y, due to the increase in purchase and fee income.

Checking Accounts

In 3Q09, revenues from Checking Account services reached R$539 million, a 2.2% drop q-o-q, mainly due to the registry renewal fee which is no longer collected, in the approximate amount of R$50 million charged in 2Q09, partially offset by the increase in volume of new checking accounts.

It is important to highlight that in the past 12 months, nearly 673 thousand new checking accounts and 1.3 million savings accounts were added to the base (net of closed quotas).

Loan Operations

In 3Q09, the R$28 million increase mainly resulted from the upturn in volume of operations, especially real estate financing, BNDES onlending and rural loan products, as well as higher revenues from guarantees provided.

Considering 9M09 as compared to 9M08, the R$88 million decrease is mainly due to (i) the fact that loan opening fee (TAC) was no longer charged from Individuals; and mitigated by (ii) greater income from guarantees rendered.

Asset Management

The increase in asset management revenue in 3Q09, R$39 million or 10.2% q-o-q, shows once again the significant improvement of financial markets. The significant increases in Bradesco’s funds portfolios as of 1Q09, are due to both appreciation of assets and capturing of new funds.

Year-on-year, the R$12 million reduction basically derived from the drop in management fees, mainly due to: (i) the maintenance of basic interest rate reduction; (ii) a better remuneration of CBDs compared to investment funds at the beginning of the year; and (iii) the shrinkage in the equities market in 1H09.

The balance of Bradesco’s Managed Funds portfolio presented an 11.9% q-o-q, pointing out equities with a 29.7% increase. This portfolio grew by 26.0% y-o-y.

Managed Funds and Portfolio	R$ million			Variation %

	Sep09	Jun09	Sep08	Quarter	12M

Investment Funds	214,094	189,338	164,970	13.1	29.8
Managed Portfolios	17,050	17,244	17,021	(1.1)	0.2
Third-Party Fund Quotas	5,767	5,112	6,004	12.8	(3.9)
Total	236,911	211,694	187,995	11.9	26.0

Assets Distribution		R$ million		Variation %

	Sep09	Jun09	Sep08	Quarter	12M

Investment Funds – Fixed Income	192,962	174,401	152,054	10.6	26.9
Investment Funds – Variable Income	21,132	14,937	12,916	41.5	63.6
Investment Funds – Third-Party Funds	4,879	4,302	5,119	13.4	(4.7)
Total	218,973	193,640	170,089	13.1	28.7
Managed Portfolios – Fixed Income	8,837	9,550	8,223	(7.5)	7.5
Managed Portfolios – Variable Income	8,213	7,694	8,798	6.7	(6.6)
Managed Portfolios – Third-Party Funds	888	810	885	9.6	0.3
Total	17,938	18,054	17,906	(0.6)	0.2
Total Fixed Income	201,799	183,951	160,277	9.7	25.9
Total Variable Income	29,345	22,631	21,714	29.7	35.1
Total Third-Party Funds	5,767	5,112	6,004	12.8	(3.9)
Overall Total	236,911	211,694	187,995	11.9	26.0

Collection

The R$7 million increase in 3Q09 is basically related to the increase in the number of documents processed in the quarter, from 312 thousand to 329 thousand.

In the y-o-y comparison, the R$18 million increase is due to the volume of documents processed which went up from 879 thousand to 944 thousand in the period.

Payments

Increases observed in the last 12 months are essentially due to the increase in the volume of tax collected.

Consortium Management

The 5.2% increase in the sale of quotas in 3Q09, provided Bradesco Consórcios with a 7.1% income growth quarter-on-quarter, remaining leader in all segments it operates.

In the y-o-y comparison, the 9% variation in revenues derives mainly from the increase in active quotas, from 339,670 on September 30, 2008 to 380,883 on September 30, 2009.

Custody and Brokerage Services

In the 3Q09, income with custody and brokerage services presented a 5.0% increase q-o-q. This is mainly due to the increase in volumes traded in the stock exchange.

Y-o-y, the 29.8% growth in income is mainly related to the acquisition of Ágora Corretora in 3Q08.

Other Fees and Commission Income

In 3Q09, the R$62 million decrease is basically due to gains with capital operations (underwriting) in 2Q09, highlighting Visanet Brasil’s IPO, in the amount of R$89 million.

In the y-o-y comparison, the 18.0% growth mainly results from gains with capital markets operations.

Administrative and Personnel Expenses

					R$ million

Administrative and Personnel Expenses	9M09	9M08	3Q09	2Q09	Variation

					YTD	Quarter

Administrative Expenses
Third-Party Services	1,705	1,265	638	544	440	94
Communication	893	809	298	302	84	(4)
Advertisement	306	432	112	84	(126)	28
Depreciation and Amortization	513	463	186	170	50	16
Financial System Services	191	151	67	62	40	5
Transportation	376	377	138	111	(1)	27
Data Processing	560	421	195	183	139	12
Rent	411	347	136	142	64	(6)
Assets Maintenance	302	281	103	105	21	(2)
Leasing	302	250	87	107	52	(20)
Materials	161	150	60	48	11	12
Security and Surveillance	185	161	65	60	24	5
Water, Energy and Gas	146	135	44	52	11	(8)
Trips	55	65	21	19	(10)	2
Other	641	702	209	244	(61)	(35)
Total	6,747	6,009	2,359	2,233	738	126

Personnel Expenses
Structural	4,892	4,489	1,668	1,636	403	32
Social Charges	3,801	3,446	1,297	1,278	355	19
Benefits	1,091	1,043	371	358	48	13
Non-Structural	994	969	458	272	25	186
Management and Employees Profit Sharing (PLR)	582	565	306	136	17	170
Provision for Labor Claims	284	265	105	97	19	8
Training	71	63	24	30	8	(6)
Termination Cost	57	76	23	9	(19)	14
Total	5,886	5,458	2,126	1,908	428	218

Total Administrative and Personnel Expenses	12,633	11,467	4,485	4,141	1,166	344

In 3Q09, total Administrative and Personnel Expenses totaled R$4,485 million, an 8.3% variation quarter-on- quarter.

Both in the y-o-y and q-o-q comparisons, increases are mainly due to organic expansion.

Personnel Expenses

In 3Q09, personnel expenses reached R$2,126 million, an 11.4% increase (R$218 million), compared to the previous quarter.

In the structural portion, the R$32 million increase was basically due to: (i) the adjustment to increase salary levels according to the collective bargaining agreement (6.0%) and the restatement of labor liabilities, in the amount of R$55 million, R$20 million of which referring to the increase in monthly payroll as of September/09; partially offset by: (ii) higher vacation concentration in 3Q09.

In the non-structural portion, the R$186 million increase was partially due to: (i) higher expenses referring to managers and employees profit sharing (PLR) – in the amount of R$170 million, of which R$90 million refers to the PLR adjustment according to the collective bargaining agreement; and (ii) costs with contract terminations - R$14 million.

Personnel Expenses

When comparing 9M09 to 9M08, the R$428 million growth was mainly due to: (i) increase in the structural portion in the amount of R$403 million, mainly impacted by the increase in salary levels (8.15% to 10% according to the 2008 collective bargaining agreements and 6.0% according to the 2009 agreements),  benefits and other; and (ii) the R$ 25 million increase in the non-structural portion, basically due to: R$17 million in higher expenses from managers and employees profit sharing (PLR); and (b) higher expenses with training, in the amount of R$8 million.

Administrative and Personnel Expenses

Administrative Expenses

In 3Q09, administrative expenses reached R$2,359 million, a 5.6% growth (R$126 million), compared to 2Q09.

The main variations were: (i) R$94 million increase in expenses with third-party services, basically consulting services; (ii) R$28 million from advertising expenses, mainly from the new institutional campaign “Presence”; and offset by: (iii) R$35 million due to lower expenses with other administrative expenses, mainly related to the expense referring to the credit card mileage program in 2Q09.

Comparing 9M09 to 9M08, there was a R$738 million growth, a 12.3% variation, mainly due to: (i) organic growth and resulting increment of service stations (from 36,140 on September 30, 2008 to 42,627 on September 30, 2009), that directly impacted main administrative expenses items; (ii) higher business volume; and (iii) contractual adjustments based on inflation indexes of the period.

Operating Coverage Ratio (*)

This quarter, the Coverage Ratio accumulated of the last 12-month period, had a drop of 0.9 p.p., mainly due to the increase in personnel and administrative expenses from business expansion and the impact of the collective bargaining agreement. We believe that in the next quarters the increase in business and the growth in the client base will improve this index.

Tax Expenses

The R$24 million growth in tax expenses of 2Q09 mainly derives from the increase in PIS/Cofins expenses amounting to R$17 million, due to the increase in taxable income in 3Q09, especially financial margin.

Y-o-y, tax expenses posted an increase of R$109 million, basically due to the increase in expenses with PIS/Cofins in the amount of R$98 million related to the taxable income from financial margin income and also the contribution of fee and commissions.

Equity in the Earnings of Unconsolidated Companies

In 3Q09, equity in the earnings of unconsolidated companies reached R$39 million, a R$26 million increase compared to 2Q09, mainly due to higher income from unconsolidated company IRB Brasil Resseguros.

When comparing 9M09 to 9M08, there was a R$31 million decrease due to the lower results obtained from the unconsolidated company IRB -Brasil Resseguros in the amount of R$64 million, offset by the increase in other affiliated companies in the amount of R$33 million.

Other Operating Expenses (Net of Operating Revenues)

In 3Q09, other operating expenses, net of other operating revenues, totaled R$926 million, a R$229 million increase compared to the previous quarter. This evolution was basically due to: (i) the increase in expenses with provision for civil contingencies in the amount of R$185 million for the constitution of provision for civil contingencies related to economic plans that increased R$146 million (from R$241 million in 2Q09 to R$387 million in 3Q09); (ii) the change in the accounting criteria of the amortization of expenses from the acquisition of rights to render banking services, held in 2Q09, in the amount of R$147 million; and partially offset by: (iii) lower sundry expenses, net, in the amount of R$75 million; and (iv) lower expenses with sundry losses, in the amount of R$27 million.

In the y-o-y comparison, the R$1,166 million increase is basically derived from: (i) higher expenses with civil contingencies, in the amount of R$630 million, which refer to economic plans amounting to R$564 million (from R$239 million in 9M08 to R$803 million in 9M09); (ii) the higher goodwill amortization expenses, in the amount of R$67 million; (iii) higher expenses with sundry losses, in the amount of R$82 million; (iv) higher expenses with prepaid amortization expenses with operating agreements, in the amount of R$89 million; and (v) higher sundry expenses, net, in the amount of R$298 million.

Operating Result

In 3Q09, the Operating Result reached R$1,958 million, a 71.9% increase or R$819 million q-o-q, mainly impacted by: (i) higher Additional Allowance for Loan Losses in 2Q09, in the amount of R$1.303 million, offset by (ii) higher personnel and administrative expenses in the amount of R$344 million; and (iii) higher other operating expenses (net of other revenues), in the amount of R$229 million.

In the y-o-y comparison, there was a R$2,430 million decrease or 31.2%, mainly due to higher expenses with: (i) allowance for loan losses, in the amount of R$5,234 million (including the higher Additional Allowance in the amount of R$1,303 million in 2Q09); (ii) personnel and administrative expenses, in the amount of R$1,166 million; (iii) other operating expenses (net of other revenues), in the amount of R$1,166 million; and (iv) decrease in the Insurance Group in the amount of R$212 million, mitigated by: (v) the growth in the financial margin, in the amount of R$5,043 million; and (vi) increase in fee and commission income, in the amount of R$445 million.

Non-Operating Income

Q-o-q, Non-Operating Income posted a R$1,561 decrease (76.7%), mainly due to gains in 2Q09 with the partial sale of interest in Visanet Brasil, in the amount of R$1,999 million, offset by the supplementary divestment (green shoe) of Visanet Brasil in 3Q09 in the amount of R$410 million.

If we compare 9M09 to 9M08, the increase was due to the partial divestment of Visanet Brasil in the amount of R$2,409 million in 2009. If such effects were not taken into consideration, the Non-Operating Result balance would remain in nearly R$170 million for the periods.

Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001

Sustainability

Once again Banco Bradesco was chosen to take part in the Dow Jones Sustainability Index, a worldwide leadership reference in terms of corporate sustainability, for the 2009/2010 period. The presence of Bradesco in the DJSI, after meeting the requirements of a strict and wide analysis process, attests the Organization’s commitment to the continuous improvement of its sustainability indicators.

On September 28, 2009, Bradesco was awarded with Prêmio Época de Mudanças Climáticas 2009 (2009 Época Magazine Climate Changes Award) as one of the leading companies in monitoring and reducing the impacts of its activities in the environment. The award, an initiative of Época magazine, points out the companies most engaged in reducing greenhouse gas emissions.

Investor Relations Area – IR

In 3Q09, we conducted the September cycle of Apimec Meetings in Brazil, held at the Apimec headquarters in the capital cities of six Brazilian states: Fortaleza, Belo Horizonte, Brasília, Porto Alegre, Rio de Janeiro and São Paulo. 1,571 people attended the meetings, among analysts, shareholders, clients and investors, in addition to 18,695 internet users.

For the first time in Brazil, we hosted the first video chat for the disclosure of 2Q09 results.

Moreover, we held 49 meetings with analysts and investors, in addition to participating in the Expo Money in São Paulo and the conference in the city of Guarujá, State of São Paulo.

We also participated in a conference with analysts and investors held in New York.

Corporate Governance

Bradesco is AAA+ rated by Management & Excellence, placed as the first Latin American bank to obtain the highest Corporate Governance rating, in addition to the AA (Great Corporate Governance Practices) rating granted by Austin Rating.

Regarding the Corporate Governance structure, Bradesco’s Board of Directors is supported by 5 statutory committees (Ethical Conduct, Audit, Internal Controls and Compliance, Compensation and Integrated Risk Management and Capital Allocation), in addition to 37 Executive Committees that support the Board of Executive Officers.

Every shareholder is entitled, in addition to 100% Tag Along to common shares and 80% to preferred shares, to a minimum mandatory dividend of 30% of adjusted net income, higher than the minimum 25% set forth by the Brazilian Corporation Law. The preferred shares are entitled to dividends 10% higher than those attributed to common shares.

On March 10, 2009, all matters of the Shareholders’ Meetings’ agenda were approved, including the reverse split of common and preferred shares with the simultaneous split of each share following the reverse split.

For further information, please visit: http://www.bradesco.com.br/ir/ - Corporate Governance Section.

Share Performance

Number of Shares – Common and Preferred (*)

					In thousands

	Sep09	Dec08	Dec07	Dec06	Dec05	Dec04

Common Shares	1,533,076	1,534,806	1,514,006	1,500,214	1,468,350	1,430,107
Preferred Shares	1,533,666	1,534,900	1,514,006	1,502,435	1,469,817	1,416,491
Subtotal – Outstanding	3,066,742	3,069,706	3,028,012	3,002,649	2,938,167	2,846,598
Treasury Shares	3,128	164	3,368	1,137	696	-
Total	3,069,870	3,069,870	3,031,380	3,003,786	2,938,863	2,846,598

(*) For comparison purposes, in 2008, shares had 50% bonus paid for the previous years. Likewise, there were 100% bonuses in 2005 and 2007.

On September 30, 2009, Banco Bradesco’s capital stock totaled R$23 billion, composed of 3,069,870 thousand shares, of which 1,534,935 thousand are common shares and 1,534,935 thousand are preferred shares, all non-par and book-entry shares. The largest shareholder is the holding company Cidade de Deus Participações, which directly holds 49.1% of the voting capital and 24.5% of total capital.

Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações. The latter is controlled by Fundação Bradesco and Elo Participações e Investimento, which has as shareholders the majority of Bradesco’s Board of Directors’ and Statutory Executive Board’s members.

Number of Shareholders – Resident in the Country and Abroad

	Sep09%		Capital Interest	Sep08%		Capital Interest
			(%)			(%)

Individuals	346,844	89.8	25.5	1,268,732	91.4	26.8
Corporate	37,719	9.7	43.8	116,102	8.3	45.6
Subtotal - Resident in the Country	384,563	99.5	69.3	1,384,834	99.7	72.4
Resident Abroad	1,748	0.5	30.7	3,787	0.3	27.6
Total	386,311	100	100	1,388,621	100	100

Regarding Bradesco’s shareholders, resident in the country and abroad, on September 30, 2009, there were 384,563 shareholders domiciled in Brazil, accounting for 99.5% of total shareholders and holding 69.3% of shares. On the other hand, the number of shareholders resident abroad was 1,748, accounting for 0.5% of shareholders and holding 30.7% of shares.

There was a common and preferred shares reverse split in the ratio of fifty (50) to one (1) with simultaneous split of each share in the ratio of one (1) to fifty (50), according to the Special Shareholders’ Meeting held on March 10, 2009, reason for the large decrease in the number of Bradesco’s shareholders.

				In R$ (except when indicated)

	3Q09	2Q09	Variation %	9M09	9M08	Variation %

Net Income per Share	0.59	0.75	(21.3)	1.90	1.90	-
Dividends/Interest on Shareholders' Equity –
Common Share (after Income Tax - IR)	0.168	0.197	(14.7)	0.542	0.576	(5.9)
Dividends/Interest on Shareholders' Equity –
Preferred Share (after Income Tax - IR)	0.185	0.217	(14.7)	0.596	0.633	(5.8)
Book Value per Share (Common and Preferred)	12.68	12.14	4.4	12.68	11.13	13.9
Last Business Day Price – Common	29.15	23.99	21.5	29.15	26.90	8.4
Last Business Day Price – Preferred	35.25	28.98	21.6	35.25	30.94	13.9
Market Value (R$ million) (*)	98,751	81,301	21.5	98,751	88,777	11.2

(*) Number of shares (minus treasury shares) x Common and Preferred shares closing price of the last day of the period.

In 3Q09, Bradesco preferred shares appreciated by 22.6% (adjusted per dividends), while Ibovespa had a 19.5% gain. In 9M09, the gain of Bradesco’s preferred shares was 57.8%, while Ibovespa had a 63.8% increase in the period.

Also in 3Q09 we faced high upturn in the global markets and S&P500 had a 15% rise, showing the improvement of expectations, helping markets recover worldwide.

The stabilization in North-American banks after the help received by the sector, as well as tax and monetary incentives, contributed to the improvement in the international scenario. Domestically, the strong financial sector, the Government’s tax incentives and the good economic grounds helped Brazilian market to present one of the best performances among important global markets, influenced by the recovery of commodities’ world prices, such as oil and ores.

Main Ratios

Market Value: considers the closing price of common and preferred shares multiplied by the respective number of shares (disregarding treasury shares).

Market Value/Shareholders’ Equity: indicates the number of times Bradesco’s market value is higher than its accounting shareholders’ equity. Formula used: number of common and preferred shares multiplied by the closing price of common and preferred shares of the last trading day of the period. The amount is divided by the accounting shareholders’ equity of the period.

Dividend Yield: is the ratio between share price and dividends and/or Interest on Shareholders’ Equity paid to shareholders in the last 12 months, indicating the investment result by the profit sharing.

Formula used: amount received by shareholders as dividends and/or Interest on Shareholders’ Equity in the last 12 months, divided by the preferred share closing price of the last trading day of the period.

Pay Out Index: it indicates the percentage of net income paid as dividends/Interest on Shareholders’ Equity (YTD).

Formula used: amount received by shareholders as dividends and/or Interest on Shareholders’ Equity (net of income tax) divided by the book net income adjusted by non-recurring goodwill amortization (disregarding legal reserve - 5% of net income).

Dividends/Interest on Shareholders’ Equity – JCP

In 9M09, the amount of R$1,987 million was allocated to shareholders as Dividends and Interest on Shareholders’ Equity, equivalent to 31.5% of adjusted net income for the nine-month period and 32.4%, YTD. The amounts allocated over the years have surpassed the limits set forth by the Brazilian Corporation Law and the Company’s Bylaws.

Additional Information

4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001

Products and Services Market Share

Below, Banco Bradesco S.A. market share in relation to Banking and Insurance Market and Customer Service Network.

	Sep09	Jun09	Sep08	Jun08

Banks – Source: Brazilian Central Bank (Bacen)
Time Deposit	N/A	13.9	11.9	11.7
Savings Deposit	N/A	13.9	13.8	13.8
Demand Deposit	N/A	18.4	18.7	18.4
Loan Operations	12.6	13.2	13.4	13.6
Loan Operations - Auto Individuals	15.7 (*)	15.2	19.0	18.8
Online Collection (Balance)	29.8 (**)	29.4	30.1	31.7
Number of Branches	17.8	17.7	17.2	17.0
Banks – Source: International Revenue Service/Brazilian Federal Data
Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	20.5 (**)	20.5	19.7	19.8
Brazilian Unified Tax Collection System Document (DAS)	16.8 (**)	16.7	16.3	16.4
Banks – Source: Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	N/A	14.2 (***)	14.0	14.0
Benefit Payment to Retirees and Pensioners	19.6	19.6	19.6	19.5
Banks – Source: National Association of Investment Banks (Anbid)
Investment Funds + Portfolios	16.6	15.9	14.9	14.1
Insurance, Private Pension Plans and Certified Savings Plans – Source:
Insurance Superintendence (Susep) and National Agency for
Supplementary Healthcare (ANS)
Insurance, Private Pension Plans and Certificated Savings Plans Premiums	23.5 (*)	23.1	24.0	23.6
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.7 (*)	23.4	23.7	23.6
Life Insurance and Personal Accident Premiums	16.0 (*)	16.0	16.6	16.6
Auto/Basic Lines (RE) Insurance Premiums	10.2 (*)	10.1	10.7	10.7
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	13.4 (*)	13.4	13.2	12.9
Health Insurance Premiums	47.9 (*)	47.4	43.2	42.3
Revenues from Private Pension Plans Contributions (excluding VGBL)	26.1 (*)	25.1	28.3	29.6
Revenues from Certificated Savings Plans	19.2 (*)	19.0	19.2	18.3
Technical Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	32.3 (*)	35.1	34.6	33.9
Insurance and Private Pension Plans – Source:
National Federation of Life and Pension Plans (Fenaprevi)
Income on VGBL Premiums	32.5 (*)	31.6	37.6	36.9
Revenues from Unrestricted Benefits Generating Plans (PGBL) Contributions	20.9 (*)	19.0	24.9	27.1
Private Pension Plans Investment Portfolios (including VGBL)	36.8 (*)	36.8	38.8	39.2
Credit Card – Source: Abecs
Credit Card Revenue	18.9 (*)	18.8	19.8	20.0
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	19.5 (*)	19.9	17.9	17.1
Banco Finasa BMC – Source: Bacen
Finabens (Portfolio)	11.1 (*)	11.4	10.4	10.5
Auto (Portfolio) – Including Banco Bradesco	20.8 (*)	21.8	22.7	25.4
Consortia – Source: Bacen
Real Estate	N/A	26.8 (***)	27.7	27.8
Auto	N/A	22.7 (***)	23.3	22.9
Trucks, Tractors and Agricultural Implements	N/A	14.2 (***)	11.7	9.3
International Area – Source: Bacen
Export Market	25.5	26.0	22.0	21.7
Import Market	18.8	18.5	16.2	16.3

(*) Reference date: August 2009.
(**) Reference date: July 2009.
(***) Reference date: May 2009.
N/A – Not Available

Bradesco’s clients have broad option to access their operations, to carry out financial transactions and to acquire high technology products and services made available by ATM, Fone Fácil, Internet channels and Bradesco Celular.

People with special needs can rely on the Bradesco Dia&Noite Customer Service Channels, reiterating our commitment to social responsibility, as follows:

• Internet banking for the visually impaired;

• Personalized assistance for the hearing impaired, by means of the digital language in Fone Fácil; and

• Access for the visually impaired and wheelchair users in the ATM Network.

Branch Network

Region	Sep09		Market	Sep08		Market

	Bradesco	Market (*)	Share	Bradesco	Market (*)	Share

North	166	782	21.2%	154	737	20.9%
Northeast	529	2,720	19.4%	516	2,663	19.4%
Midw est	285	1,445	19.7%	268	1,410	19.0%
Southeast	1,922	10,505	18.3%	1,820	10,346	17.6%
South	517	3,776	13.7%	477	3,697	12.9%
Total	3,419	19,228	17.8%	3,235	18,853	17.2%

(*) Source: Unicad – Information on Entities of Brazilian Central Bank’s interest (in 2009, this information refers to July).

Compulsory Deposits/Liabilities

%	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07

Demand Deposits
Rate 1,5	42	42	42	42	45	45	45	45
Additional 2,6	5	5	5	5	8	8	8	8
Liabilities*	30	30	30	30	25	25	25	25
Liabilities (Microfinance)	2	2	2	2	2	2	2	2
Free	21	21	21	21	20	20	20	20
Savings Deposits
Rate 3	20	20	20	20	20	20	20	20
Additional 2,6	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposit
Rate 4,7	13.5	15	15	15	15	15	15	15
Additional 2,6	4	4	4	5	8	8	8	8
Free	82.5	81	81	80	77	77	77	77

* At Banco Bradesco, liabilities are applied to Rural Loan.
1 Collected in cash not remunerated.
2 Collected in cash with the Special Clearance and Custody System (Selic) rate.
3 Collected in cash with the Reference Interest rate (TR) + interest of 6.17 p.a.
4 Pegged to securities. As of the calculation period, from November 3 to 7, 2008, compliance as of November 14, 2008, liabilities are complied 70% in cash not remunerated, and 30% in government securities pegged to the Selic rate; as of January 5 to 9, 2009, compliance as of January 16, 2009, liabilities are complied 60% in cash not remunerated and 40% in government securities pegged to Selic rate; and, as of September 21 to 25, 2009, compliance as of October 2, 2009, liabilities are complied 55% in cash not remunerated and 45%in government securities pegged to Selic rate.

5 The Deposit Guarantee Association (FGC) from August 2008, as of the calculation period from October 20 to 31, 2008, was prepaid 60 times, compliance as of October 29, 2008.
6 As of the calculation period from November 17 to 21, 2008, compliance as of December 1, 2008, additional liabilities were collected in government securities pegged to the Selic rate; and
7 Liabilities may be complied with acquired credits up to March 31, 2010, as set forth in the current regulation.

Investments in Infrastructure, Information Technology and Telecommunication

Bradesco believes that banks where IT is part of the strategy and that invest above the market average in it grow more than the financial industry and have a return above the market average.

Accordingly, we keep on increasing our investments in technology, especially infrastructure, IT and telecommunications, always with a view to providing our clients with higher quality service in a safe and of high availability environment.

The results from IT investments show that, once again, we were right in giving technology the strategic importance it deserves to face business challenges. We maintained such investments in 2009.

We are strongly targeted at technological innovation, being among the companies that most invest in research and development, a benchmark in the financial system.

IT and telecommunication investments allow us to keep the Customer Service Network updated, functional and safe, and to keep up with the increase in client base, operations and outlets volume, as shown in the chart below:

						R$ million

	9M09	12M08	12M07	12M06	12M05	12M04

Infrastructure	505	667	478	354	245	230
IT/Telecommunication	1,988	2,003	1,621	1,472	1,215	1,302
Total	2,493	2,670	2,099	1,826	1,460	1,532

On a daily basis, approximately over 183 million transactions are processed, from clients and back office, to an account basis that exceeded 55 million, and over 87 million debit/credit cards. E-channels respond for over 88% of transactions carried out by clients.

Pointing out our ability in complying with IT, we were the first bank in Brazil to have the image payment system certified. Likewise, all our systems are ready to be introduced to the Authorized Direct Debit (DDA), as from October 2009, with the registration of clients in increasing expansion.

As part of this strategy, we are building a New System Architecture, whose purpose is, among other aspects, providing the bank with a tool that offers flexibility, scalability, agility, reutilization and safety to the systems, properly meeting business’ needs.

Market Risk

Market Risk Analysis

Bradesco considers risk management a key to all its activities and employees it to add value to its business, as it supports the commercial areas in the planning of its activities, maximizing own and third-party fund use for the benefit of shareholders and the community. For further information on Bradesco’s Risk Management and Compliance, please visit: www.bradesco.com.br/ir Financial Information/Quarterly Reports.

Market Risk

3Q09 showed that the global economy is still in an upturn trend and has strengthened the feeling that the worst of the crisis is already gone. The monetary policy adopted by the main economies is still expansionary, where interest rates are kept at low levels, stimulating the loans and consumption. It is important pointing out that while some emerging countries, such as China and Brazil, show a more accelerated recovery, the other countries, mainly more developed ones, present a very slow upturn and, at some point, are still vulnerable to adverse moments, in view that some macro-economic indicators disclosed pointed to an expansion in the economy while others did not show that so clearly. However, even with some devious signs of the main global economies, the positive feeling prevailed and resulted in certain market stability, with the maintenance of the upturn trend in financial assets price and decrease in volatility.

In the domestic scenario, Copom once again reduced the basic interest rate (Selic), which dropped from 9.3% to 8.8 p.a.%, however, at the last meeting, held in September, the Selic rate was kept stable at 8.8% p.a., ratifying the lowest historical level of the rate since its creation and probably closing the monetary flexibility cycle. Measures to stimulate the domestic demand, with tax reduction in some sectors, such as in auto, home appliances and construction materials, were maintained and contributed to the recovery in these sectors, despite the disclosure by public authorities of a schedule to slowly take back such incentives. The GDP for 2Q09, with a 2% increase q-o-q, showed that the country is no longer in recession. As a consequence of the good reaction of the Brazilian economy to the crisis, in September/2009, Moody's risk rating agency granted Brazil the investment grade. Both Standard & Poor's and Fitch had already upgraded Brazil to this level in 2008, before the strike of the crisis. The future of the Brazilian economy is seen with optimism, therefore there is a speculation in the market about an eventual monetary tightness cycle, which may begin in 1H10 already.

The quarter-on-quarter drop in volatility, both in the foreign and domestic markets, led to a drop in VaR for the analyzed period.

VaR – Trading Portfolio

Risk Factors						R$ thousand

	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07

Fixed Rate	3,541	5,680	16,282	76,236	24,742	7,142	14,364	59,762
General Price Index - Market (IGP-M)	221	154	54	18	1,231	117	96	67
Extended Consumer Price Index (IPCA)	13,061	69,167	66,173	267,651	157,598	44,136	29,523	83,503
Domestic Exchange Coupon	372	876	7,338	13,991	3,733	390	466	3,239
Foreign Currency	1,444	6,709	10,159	23,070	13,150	1,382	2,089	835
Variable Income	5,495	2,952	12,021	4,499	2,863	6,629	2,823	5,527
Sovereign /Eurobonds and Treasuries	15,417	34,619	88,015	170,532	71,811	24,350	50,946	39,444
Other	25	94	57	61	2,253	2,369	3,793	6,700
Correlation/Diversification Effect	(14,105)	(35,176)	(70,887)	(112,617)	(72,854)	(24,274)	(46,365)	(129,293)

VaR at the End of the Quarter	25,471	85,075	129,212	443,441	204,527	62,241	57,735	69,784

Average VaR in the Quarter	48,284	91,597	206,152	550,624	97,535	91,960	58,635	82,736
Minimum VaR in the Quarter	21,345	58,111	120,399	221,038	61,857	58,792	41,442	64,552
Maximum VaR in the Quarter	87,731	123,059	417,290	750,559	244,827	120,378	69,571	101,611

Backtesting – Trading Portfolio VaR

The methodology applied and current statistical models are validated on a daily basis using backtesting techniques. The backtesting compares the daily VaR calculated, which considers the liquidity effect on positions, with the result obtained with these very positions used in the VaR calculation. Its main purpose is to monitor, validate and evaluate the adherence to the VaR model and the number of disruptions must comply with the reliability interval previously established in the modeling.

Market Risk

Stress Analysis

To estimate the possible loss not included in VaR, Bradesco daily evaluates the possible effects on the positions in stress scenarios. Stress analysis is a tool that seeks to quantify the negative impact of shocks and economic events financially unfavorable to Institution’s positions. Thus, crisis scenarios are prepared based on background and future events for risk factors, in which the trading portfolio has a position. Thus, considering the diversification effect among risk factors, the possibility of average estimated loss in a stress situation would be R$655 million in the 3Q09, and the maximum estimated loss would be approximately R$903 million.

Trading Portfolio Stress Analysis

									R$ million

		Without Diversification				With Diversification

	Sep09	Jun09	Mar09	Dec08	Sep08	Sep09	Jun09	Mar09	Dec08	Sep08

At the end of the quarter	844	1,552	1,827	1,860	758	482	900	1,022	1,295	477
Average in the quarter	1,182	1,743	1,792	1,893	476	655	1,030	1,118	1,425	295
Minimum in the quarter	813	1,385	1,502	610	265	415	871	837	382	199
Maximum in the quarter	1,607	2,133	2,251	2,755	803	903	1,299	1,576	2,052	477

Besides the follow-up and control of VaR and stress analysis, a sensitivity analysis of the trading portfolio is made on a daily basis, measuring the effect of market curves and prices changes on the portfolio.

Report of Independent Auditors

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001

Independent Auditors’ Report on the Limited Review of Supplementary Accounting Information presented in the Report on Economic and Financial Analysis

(A free translation of the original in Portugues)

To the Board of Directors
Banco Bradesco S.A.

1. In connection with our limited reviews of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries (consolidated) as of September 30, 2009, June 30, 2009 and September 30, 2008, on which we issued a report without exceptions dated October 30, 2009, we carried out a limited review of the supplementary accounting information presented in the Report on Economic and Financial Analysis. This supplementary information was prepared by the Bank’s management to permit additional analysis and is not a required part of the Quarterly Information.

2. Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), for the purpose of reviewing the supplementary accounting information described in paragraph one and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria used for the preparation of this additional accounting information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our limited reviews, we are not aware of any material modifications which should be made to the supplementary information, referred to above, in order that this information be fairly presented, in all material respects, in relation to the Quarterly Information, referred to in paragraph one, taken as a whole.

São Paulo, October 30, 2009

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

Financial Statements, Independent Auditors' Report and Report of the Fiscal Council

6

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001

Management Report

Dear Shareholders,

We hereby present to you the Consolidated Financial Statements of Banco Bradesco S.A. for the period ended September 30, 2009, pursuant to the Brazilian Corporation Law.

The global recovery signs have been building up, pointing to a gradual, but effective and widespread upturn of the economic activity. This expansion has been and should continue being led by emerging economies. Within this context, Brazil stands out as one of the first countries to overcome the recession, which occurred rapidly considering Brazil’s historical standards. Prospects for Brazil’s economy over the next quarters are positive, especially referring to the household consumption and investments, within a scenario of economic severity, social mobility, healthy political-electoral transition and an increasingly international community’s positive valuation.

At Bradesco Organization, amongst the material events of the period, we can highlight:

  On August 6, Bradesco won 8 out of 26 lots auctioned at the Social Security National Service – INSS referring to the social security payment for new beneficiaries over the next 5 years as of 2010. The INSS authorized the winner banks to pay retirees and pensioners for a 20-year period;

  On September 3, once again Bradesco was chosen to take part in the Dow Jones Sustainability World Index (DJSI), New York Stock Exchange’s index listing the best companies worldwide in terms of corporate governance practices and social-environmental responsibility;

  On September 16, Bradesco entered into a partnership with Banco Espírito Santo, S.A. (BES – Portugal) to create 2bCapital, a new private equity fund manager in Brazil, equally controlled by subsidiaries BRAM – Bradesco Asset Management and Espírito Santo Capital;

  Also on September 16, Bradesco entered into an agreement with Banco Tokyo-Mitsubishi UFJ Brasil to expand collection services, thus, providing an increasingly efficient and customized service for clients of both institutions;

  On October 18, an Association Agreement is signed between OdontoPrev and Bradesco Dental, to integrate dental plans sales activities, which provides for the merger of shares issued by Bradesco Dental into OdontoPrev, becoming its wholly-owned subsidiary. Pursuant to this agreement, Bradesco Saúde S.A., parent company of Bradesco Dental, will receive OdontoPrev shares, equivalent to 43.50% of the capital stock. This operation is subject to the approval of the appropriate authorities; and

  On October 29, a meeting was held for the merger of all Ibi Participações shares, converting it into a wholly-owned subsidiary of Bradesco, by means of an issue of new shares assigned to its controlling shareholders. This operation, which includes Banco Ibi, and which was also related to the partnership agreement executed with C&A Modas, was approved by the Brazilian Central Bank on September 11. The meeting shall be ratified by the Brazilian Central Bank.

In the period from January 1 to September 30, 2009, Bradesco recorded a Net Income of R$5.831 billion, corresponding to R$1.90 per share and annualized profitability of 21.81% on average Shareholders’ Equity(*). The annualized return on Average Total Assets stood at 1.64%, compared to 2.11% y-o-y.

The Net Income reached the amount of R$2.410 billion, deriving from the sale of shares corresponding to 12.70% of Visanet Brasil’s capital stock, net of distribution costs. The result was also affected by R$1.303 billion related to higher Additional Allowance for Loan Losses.

Taxes and contributions, including social security contributions, paid or provisioned during the first nine months of the year amounted to R$11.189 billion, of which R$4.152 billion of taxes withheld and collected from third parties and R$7.037 billion was calculated based on the activities developed by Bradesco Organization, equivalent to 120.68% of Net Income.

In the nine-month period of 2009, R$3.868 billion, of which R$1.987 billion as income for the period and R$1.881 billion referring to 2008 as Interest on Shareholders’ Equity and Dividends were paid and provisioned to shareholders.

The Operating Efficiency Ratio - IEO, accumulated for 12 months, improved from 42.98%, in September 2008 to 41.69% on September 30, 2009, reflecting the control of administrative expenses and the permanent effort to increase revenues.

The paid-up Capital Stock, at the end of the quarter, stood at R$23 billion. Added to Equity Reserves of R$15.877 billion, it comprised the Shareholders’ Equity in the amount of R$38.877 billion, a growth of 13.78% y-o-y, corresponding to a book value of R$12.68 per share.

Calculated based on the quote of its shares, Bradesco’s market value reached R$98.751 billion on September 30, equivalent to 2.54 times the book value of Shareholders’ Equity, a 11.23% increase y-o-y (R$88.777 billion in 2008).

The Managed Shareholders’ Equity corresponds to 8.08% of Consolidated Assets, amounting to R$485.686 billion, a 14.91% growth over September 2008. Therefore, the capital adequacy ratio in the consolidated financial result reached 17.92% and 17.73% in the consolidated economic-financial result, therefore, higher than the minimum of 11% set forth by Resolution 2,099 of August 17,1994 of the National Monetary Council, in conformity with the Basel Committee. At the end of the quarter, the fixed assets to shareholders’ equity ratio compared to consolidated reference shareholders’ equity stood at 44.34% in the consolidated financial result and 15.44% in the consolidated economic-financial result, in conformity with the maximum limit of 50%.

Pursuant to Article 8 of Circular Letter 3,068, dated November 8, 2001 of the Brazilian Central Bank, Bradesco declares to have financial capacity and plans to hold to maturity securities classified in the “held-to-maturity securities” category.

On September 30, global funds raised and managed by Bradesco Organization amounted to R$674.788 billion, a growth of 18.32% y-o-y and distributed as follows:

• R$270.591 billion in demand deposits, time deposits, interbank deposits, other deposits, open market and savings account;

• R$236.911 billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, 26.02% higher than September 2008;

• R$87.936 billion recorded at the exchange portfolio, borrowings and onlendings, own working capital, tax payment and collection and related taxes, funds from issuance of securities, subordinated debt in the country and other funding;

• R$71.401 billion recorded in technical provisions for insurance, supplementary private pension plan and certificated savings plan, with a 13.54% increase when compared to the previous year; and

• R$7.949 billion in foreign funding, by means of public and private issuances, subordinated debt and securitization of future financial flows, accounting for US$4.470 billion.

The balance of consolidated loan operations at the end of the nine-month period amounted to R$215.536 billion, a growth of 10.19% compared to September 2008, including:

• R$7.635 billion in advances on exchange contracts, for a total portfolio of US$10.708 billion of export financing;

• US$2.667 billion import financing in foreign currency operations;

• R$22.210 billion in leasing;

• R$11.620 billion in the Rural Area;

• R$59.180 billion in consumer financing;

• R$32.404 billion in sureties and guarantees;

• R$7.877 billion in credit card receivables; and

• R$15.718 billion referring to foreign and domestic fund onlendings operations, mainly originated from the BNDES – National Economic and Social Development Bank, as one of the main onlendings agents.

Referring to the real estate segment, from January to September 2009, Bradesco set aside investments of R$3.172 billion for homebuilding and acquisition, comprising 24,271 properties. On September 24, an operational agreement was signed with companies associated with the Housing Union of São Paulo – SECOVI SP, which provides the release of R$1 billion in housing loan over the next five years.

Supporting companies’ capitalization, Bradesco, by means of Banco Bradesco BBI S.A., intermediated primary and secondary offering of shares, debentures, promissory notes and real estate receivables certificates, in addition to receivables securitization funds, which amounted in the period to R$14.207 billion, accounting for 36.83% of the total volume of these issues registered at CVM – Brazilian Securities and Exchange Commission. We also point out project and structured operations finance, providing for structuring, origination, distribution and asset management and management of clients’ cash flows and financial inventories activities.

Grupo Bradesco de Seguros e Previdência also stood out in the Insurance, Supplementary Private Pension Plan and Certificated Savings Plans segments, recording on September 30 a Net Income of R$1.895 billion and Shareholders’ Equity of R$10.685 billion. Insurance written premiums, social security contributions and revenues from certificated savings plans reached R$18.293 billion, a growth of 7.96% y-o-y.

On September 30, Bradesco Organization’s network, available to clients and users was composed of 35,894 outlets with 30,414 Bradesco Dia&Noite ATMs, 29,891 of them also working on weekends and holidays, in addition to 6,764 Banco24Horas ATMs, available to Bradesco’s clients who can withdraw, print statements, view balances and request a loan. The network also had 753 Correspondent Banks from Bradesco Financiamentos and Bradesco Promotora (formerly Finasa and BMC), available for services in the payroll-deductible loans and vehicles segments:

5,951 Branches, PABs (Banking Service Branch) and PAAs (Advanced Service Branch) in the country (Branches: Bradesco’s 3,394, former Banco Finasa BMC’s 20, Banco Bankpar’s 2, Banco Bradesco BBI’s 1, Banco Bradesco Cartões’ 1 and Banco Alvorada’s 1; PABs: 1,194; and PAAs: 1,338);

4 Branches Overseas, 1 in New York, 2 in Grand Cayman and 1 in Nassau, in the Bahamas;

7 Subsidiaries Overseas (Banco Bradesco Argentina S.A., in Buenos Aires, Banco Bradesco Luxembourg S.A., in Luxembourg, Bradesco Securities, Inc., in New York, Bradesco Securities UK Limited, in London, Bradesco Services Co., Ltd., in Tokyo, Cidade Capital Markets Ltd., in Grand Cayman; and Bradesco Trade Services Limited, in Hong Kong);

6,038 Banco Postal Branches;

18,722 Bradesco Expresso service stations;

1,539 PAEs – Electronic Service Branches in Companies;

3,569 Outplaced Terminals of Bradesco Dia&Noite (Day&Night) ATM network and also 5,980 Banco24Horas ATMs; and

64 Branches of BF Promotora de Vendas (Bradesco Financiamentos), a company present in 23,692 car dealers.

Pursuant to CVM Rule 381, Bradesco Organization in the quarter neither contracted nor had services rendered by PricewaterhouseCoopers Auditores Independentes unrelated to external audit at levels exceeding 5% of its total costs. The policy adopted observes the principles preserving the auditor’s independence, according to generally accepted international criteria, i.e.: the auditor shall neither audit his own work, nor perform managerial duties at his client or promote its interests.

In the Human Resources area, Bradesco maintains an intensive training program, concerned with the qualification and professional development of the staff, with increasingly positive results in terms of service quality and efficiency. Between January and September, 1,545 courses were given with 1,506,616 participants. The welfare benefits aiming at ensuring the well-being, improved life quality and safety of employees and dependants at the end of the quarter comprised 185,074 lives.

Fundação Bradesco, an innovative social investment action of the Organization, develops a broad social and educational program at its 40 Schools primarily installed in the country’s most underprivileged regions in all Brazilian states and the Federal District. With a planned budget this year of R$231.343 million, it will provide over 642 thousand assistances across its performance segments, with free and quality education, of which 112 thousand students are served in Fundação Bradesco’s own Schools, in Basic Education – from Kindergarten to High School and Technical Professional Education in high school level -, in Youth and Adult Education and in the Preliminary and Continuing Qualification, and more than 530 thousand assistances in other on-site and distance education courses, through its Virtual School, its e-learning portal and CIDs – Digital Inclusion Centers. Meals, medical and dental assistance, uniform and school supplies are ensured for approximately 50 thousand Basic Education students, free of charge.

Over the past 21 years, Bradesco Organization has been supporting the Bradesco Sports and Education Program (formerly Finasa Sports Program) including 35 qualification and specialization centers to teach volleyball and basketball, liable for activities developed at schools and sports centers in municipal and private schools, one unit of SESI and two units of Fundação Bradesco, all of them located in the city of Osasco, state of São Paulo. The Program currently assists nearly 2,000 9 to 18 year-old girls, emphasizing the commitment to defending a country open to talent, effort and citizenship valuation.

In the 9-month period of 2009, we recorded important acknowledgments to Bradesco:

  Winner of the 11th ABRASCA Award – 2008 Best Annual Report, in the Publicly-Held Companies category, promoted by ABRASCA – Brazilian Association of Publicly-Held Companies;

  First Brazilian company to receive the 2009 Golden Peacock Global Award for Excellence in Corporate Governance from the United Kingdom’s World Council for Corporate Governance and the Institute of Directors of India in an event held in London;

  Largest Brazilian company in terms of intangible assets of companies listed at BM&FBOVESPA, according to a study carried out by IAM – Intangible Asset Management Consulting in partnership with The Brander magazine and the consulting firm Brand Finance;

  Most profitable bank among Latin American and U.S. banks, according to a survey conducted by the consulting firm Economática;

  Brazilian bank best ranked by Fortune, which lists the top 500 world’s companies, holding the 148th position in the ranking this year;

  Single bank among 25 Most Innovative Brazilian Companies in the annual ranking of Época Negócios magazine, prepared in partnership with Fórum de Inovação of Fundação Getulio Vargas and Great Place to Work Institute;

  One of the 10 Best Companies and the Best Bank to Work For in Brazil, in the Large Companies category, according to Guia Você S/A Exame – As Melhores Empresas para Você Trabalhar 2009 (Você S/A Exame Guide - The Best Companies to Work For in 2009). Bradesco has been included in this ranking for the past 10 years;

  One of the 100 best companies to work for in Brazil for the 10th time, according to a survey of Época magazine, assessed by Great Place to Work Institute;

  Best Company of the Year, Best Bank, Best Insurance and Private Pension Plan Company and Health Company in the yearbook As Melhores da Dinheiro (The Best Companies of Dinheiro magazine), in a survey conducted by IstoÉ Dinheiro magazine which analyses the top 500 companies in the country and elects the best companies in each sector;

  Bradesco Seguros e Previdência is the Largest Insurance Group of Brazil, according to the ranking of the Valor 1000 yearbook, published by Valor Econômico newspaper; and

  Bradesco Seguros e Previdência was recognized for the second consecutive time as the Best Insurance Company in South America, according to the British magazine World Finance.

The results achieved once more reveal Bradesco’s efforts to exceed expectations and always provide the best services. These advances are materialized thanks to the support and trust of shareholders and clients, as well as the dedicated work of our personnel and other employees. We thank everyone.

Cidade de Deus, October 30, 2009

Board of Directors

and Board of Executive Officers

(*) It does not take into account the mark-to-market effect of available-for-sale securities in the shareholders’ equity.

Consolidated Balance Sheet – R$ thousand

Assets	2009		2008

	September	June	September

Current assets	363,270,011	368,673,601	318,722,384
Funds available (Note 6)	8,571,103	9,001,287	7,259,572
Interbank investments (Notes 3d and 7)	96,533,306	88,862,144	56,603,539
Investments in federal funds purchased and securities sold under agreements to repurchase	88,274,993	81,475,647	52,699,764
Interbank deposits	8,258,749	7,387,390	3,917,213
Allowance for losses	(436)	(893)	(13,438)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	122,353,788	127,876,226	114,072,593
Own portfolio	101,467,105	99,903,567	89,235,798
Subject to repurchase agreements	1,376,164	1,020,120	6,356,991
Derivative financial instruments	1,783,179	2,647,609	1,156,971
Restricted deposits - Brazilian Central Bank	12,482,167	17,919,453	12,698,772
Subject to collateral provided	5,200,784	6,311,915	4,579,736
Securities purpose of unrestricted purchase and sale commitments	44,389	73,562	44,325
Interbank accounts	17,181,979	16,129,013	26,528,741
Unsettled payments and receipts	847,924	826,442	955,662
Restricted credits: (Note 9)
- Restricted deposits - Brazilian Central Bank	16,273,087	15,239,671	25,540,902
- National treasury - rural loan	578	578	578
- National Housing System (SFH)	4,751	5,474	5,205
Correspondent banks	55,639	56,848	26,394
Interdepartmental accounts	66,080	23,460	95,551
Internal transfer of funds	66,080	23,460	95,551
Loan operations (Notes 3g, 10 and 32b)	75,458,780	74,089,094	74,329,918
Loan operations:
- Public sector	622,201	624,449	80,670
- Private sector	83,761,390	82,002,980	80,266,791
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(8,924,811)	(8,538,335)	(6,017,543)
Leasing operations (Notes 2, 3g, 10 and 32b)	7,964,117	7,824,455	6,263,071
Leasing receivables:
- Public sector	60,615	73,416	62,418
- Private sector	14,570,861	14,092,489	10,998,929
Unearned income from leasing	(5,946,748)	(5,749,030)	(4,554,971)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(720,611)	(592,420)	(243,305)
Other receivables	33,570,049	43,307,022	32,153,869
Receivables on sureties and guarantees honored (Note 10a-3)	13,196	10,569	27,881
Foreign exchange portfolio (Note 11a)	12,294,575	20,153,846	13,434,729
Receivables	481,104	536,367	431,575
Securities trading	897,530	1,239,522	1,579,371
Specific loans	1,081	880	-
Insurance premiums receivable	2,155,144	2,060,038	1,389,206
Sundry (Note 11b)	18,267,122	19,807,701	15,437,682
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(539,703)	(501,901)	(146,575)
Other assets (Note 12)	1,570,809	1,560,900	1,415,530
Other assets	749,314	677,923	525,646
Provision for depreciation	(259,977)	(246,152)	(197,284)
Prepaid expenses (Notes 3i and 12b)	1,081,472	1,129,129	1,087,168
Long-term receivables	114,187,789	105,627,474	97,439,180
Interbank investments (Notes 3d and 7)	954,017	774,267	747,148
Interbank investments	954,017	774,267	747,148
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	25,370,531	18,233,782	18,299,868

Assets	2009		2008

	September	June	September

Own portfolio	19,139,258	14,190,644	12,775,251
Subject to repurchase agreements	115,094	194,734	-
Derivative financial instruments	717,089	540,506	769,048
Restricted deposits - Brazilian Central Bank	5,028,791	788,271	3,713,875
Privatization currencies	95,275	99,365	98,803
Subject to collateral provided	275,024	2,420,262	942,891
Interbank accounts	469,821	467,665	457,016
Restricted credits: (Note 9)
- SFH	469,821	467,665	457,016
Loan operations (Notes 3g, 10 and 32b)	53,246,538	51,628,627	51,344,198
Loan operations:
- Public sector	472,529	643,684	712,454
- Private sector	56,632,773	54,456,020	53,029,168
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(3,858,764)	(3,471,077)	(2,397,424)
Leasing operations (Notes 2, 3g, 10 and 32b)	12,636,646	13,272,628	12,412,131
Leasing receivables:
- Public sector	6,708	7,196	49,938
- Private sector	23,212,684	23,943,288	21,450,240
Unearned income from leasing	(9,693,707)	(9,920,770)	(8,759,768)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(889,039)	(757,086)	(328,279)
Other receivables	21,164,990	20,899,688	13,726,867
Receivables	1,313	160	97
Trading securities	408,273	703,247	758,910
Sundry (Note 11b)	20,775,081	20,206,070	12,970,529
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(19,677)	(9,789)	(2,669)
Other assets (Note 12)	345,246	350,817	451,952
Other assets	635	637	1,227
Provision for devaluations	-	-	(55)
Prepaid expenses (Notes 3i and 12b)	344,611	350,180	450,780
Permanent assets	8,227,890	8,176,532	6,500,356
Investments (Notes 3j, 13 and 32b)	1,104,141	1,053,495	822,907
Interest in unconsolidated companies:
- Local	627,574	573,655	576,862
Other investments	755,740	830,013	596,259
Allowance for losses	(279,173)	(350,173)	(350,214)
Premises and equipment (Notes 3k and 14)	3,258,142	3,283,406	2,298,417
Premises and equipment	1,024,970	1,025,849	1,045,964
Other premises and equipment	6,730,661	6,599,791	4,204,543
Accumulated depreciation	(4,497,489)	(4,342,234)	(2,952,090)
Leased assets (Note 14)	13,950	16,295	10,021
Leased assets	29,202	29,455	18,128
Accumulated depreciation	(15,252)	(13,160)	(8,107)
Intangible assets	3,851,657	3,823,336	3,369,011
Intangible assets (Note 15)	6,800,079	6,777,599	5,681,705
Accumulated amortization	(2,948,422)	(2,954,263)	(2,312,694)
Total	485,685,690	482,477,607	422,661,920

The Notes are an integral part of the Financial Statements.

Liabilities	2009		2008

	September	June	September

Current liabilities	274,620,172	276,610,508	240,651,942
Deposits (Notes 3n and 16a)	94,064,542	91,358,767	85,464,171
Demand deposits	29,298,424	27,416,181	26,694,457
Savings deposits	40,922,202	38,502,687	35,680,823
Interbank deposits	559,653	420,628	333,818
Time deposits (Notes 16a and 32b)	22,289,552	24,057,449	21,829,143
Other deposits	994,711	961,822	925,930
Federal funds purchased and securities sold under agreements to repurchase (notes 3n and 16b)	76,460,692	74,593,479	55,530,776
Own portfolio	9,352,802	4,560,995	7,714,429
Third-party portfolio	66,524,357	68,409,839	45,691,232
Unrestricted portfolio	583,533	1,622,645	2,125,115
Funds from issuance of securities (Notes 16c and 32b)	2,869,674	3,056,109	1,802,432
Exchange acceptances	21	207	241
Mortgage and real estate notes and letters of credit and others	2,093,074	2,305,081	1,540,591
Debentures (Note 16c-1)	28,154	11,474	76,389
Securities issued abroad	748,425	739,347	185,211
Interbank accounts	219,059	195,798	231,153
Interbank onlending	3,156	3,361	-
Correspondent banks	215,903	192,437	231,153
Interdepartmental accounts	2,037,608	1,707,909	2,307,374
Third-party funds in transit	2,037,608	1,707,909	2,307,374
Borrowing (Notes 17a and 32b)	7,862,257	10,658,504	13,308,024
Local borrowing - official institutions	-	-	68
Local borrowing - other institutions	8,692	529	427
Borrowing abroad	7,853,565	10,657,975	13,307,529
Local onlending - official institutions (Notes 17b and 32b)	6,909,581	7,342,951	6,446,913
National treasury	143,388	111,509	86,679
National bank for economic and social development (BNDES)	2,900,624	3,026,602	2,681,757
Caixa Econômica Federal – Federal savings bank (CEF)	16,313	16,168	15,913
Fund for financing the acquisition of industrial machinery and equipment (Finame)	3,849,256	4,188,664	3,662,551
Other institutions	-	8	13
Foreign onlending (Notes 17b and 32b)	1,942	450	1,426,605
Foreign onlending	1,942	450	1,426,605
Derivative financial instruments (Notes 3f, 8II and 32)	1,497,319	2,416,504	2,100,000
Derivative financial instruments	1,497,319	2,416,504	2,100,000
Technical provisions for insurance, private pension plans and certificated savings plans (Notes 3o and 21)	53,549,023	51,115,819	45,323,425
Other liabilities	29,148,475	34,164,218	26,711,069
Collection of taxes and other contributions	2,039,382	2,064,836	2,295,134
Foreign exchange portfolio (Note 11a)	5,819,488	11,127,939	5,978,007
Social and statutory	1,301,097	1,321,337	1,601,248
Fiscal and social security (Note 20a)	4,202,316	3,653,942	2,460,717
Securities trading	1,436,987	1,680,711	1,217,368
Financial and development funds	6,123	6,168	6,177
Subordinated debts (Notes 19 and 32b)	434,734	414,715	559,156
Sundry (Note 20b)	13,908,348	13,894,570	12,593,262
Long-term liabilities	171,530,988	167,963,529	146,988,060
Deposits (Notes 3n and 16a)	73,922,979	76,153,161	53,705,548
Interbank deposits	179,206	68,653	6,190
Time deposits (Notes 16a and 32b)	73,743,773	76,084,508	53,699,358
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	26,142,988	25,116,305	31,933,006
Own portfolio	26,142,988	25,116,305	31,913,507
Unrestricted portfolio	-	-	19,499

Liabilities	2009		2008

	September	June	September

Funds from issuance of securities (Notes 16c and 32b)	4,241,160	4,638,078	4,733,190
Mortgage and real estate notes and letters of credit and others	201,998	180,003	45,096
Debentures (Note 16c-1)	730,165	730,000	1,455,357
Securities issued abroad	3,308,997	3,728,075	3,232,737
Borrowing (Notes 17a and 32b)	362,482	422,916	693,777
Local borrowing - official institutions	-	-	131
Borrowing abroad	362,482	422,916	693,646
Local onlending - official institutions (Notes 17b and 32b)	11,888,254	10,656,234	10,102,689
BNDES	5,395,744	4,123,899	3,917,904
CEF	74,199	77,347	85,171
Finame	6,417,627	6,454,299	6,098,847
Other institutions	684	689	767
Derivative financial instruments (Notes 3f, 8II and 32)	171,377	182,695	225,983
Derivative financial instruments	171,377	182,695	225,983
Technical provisions for insurance, private pension plans and certificated savings plans (Notes 3o and 21)	17,851,741	17,712,772	17,564,786
Other liabilities	36,950,007	33,081,368	28,029,081
Fiscal and social security (Note 20a)	11,349,947	10,297,742	8,383,246
Subordinated debts (Notes 19 and 32b)	22,445,943	19,991,141	17,162,658
Sundry (Note 20b)	3,154,117	2,792,485	2,483,177
Deferred income	297,223	272,278	227,078
Deferred income	297,223	272,278	227,078
Minority interest in subsidiaries (Note 22)	359,820	354,527	627,014
Shareholders' equity (Note 23)	38,877,487	37,276,765	34,167,826
Capital:
- Domiciled in Brazil	22,147,548	22,074,630	21,779,532
- Domiciled abroad	852,452	925,370	1,220,468
Capital reserves	62,614	62,614	62,614
Profit reserves	15,704,304	14,508,614	10,974,986
Assets valuation adjustments	205,519	(289,283)	133,976
Treasury shares (Notes 23d and 32b)	(94,950)	(5,180)	(3,750)
Shareholders’ equity managed by the Parent Company	39,237,307	37,631,292	34,794,840
Total	485,685,690	482,477,607	422,661,920

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Income – R$ thousand

	2009			2008

	3rd quarter	2nd quarter	September	September

Revenues from financial intermediation	15,145,433	16,188,977	47,834,063	39,847,719
Loan operations (Note 10j)	7,707,876	7,608,007	23,163,980	20,997,688
Leasing operations (Note 10j)	891,452	915,220	2,695,357	1,581,344
Operations with securities (Note 8h)	3,522,362	3,405,791	11,711,545	8,761,478
Financial income from insurance, private pension plans and certified savings plans (Note 8h)	1,939,020	2,118,288	6,043,375	5,009,643
Derivative financial instruments (Note 8h)	646,961	829,863	2,014,222	689,994
Foreign exchange operations (Note 11a)	277,026	1,154,621	1,740,392	1,625,772
Compulsory deposits (Note 9b)	136,734	136,881	420,884	1,181,800
Sale or transfer of financial assets	24,002	20,306	44,308	-

Expenses from financial intermediation	9,564,423	11,597,459	32,827,789	26,890,929

Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	5,368,851	5,706,037	17,960,853	15,095,457
Price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plans (Note 16e)	1,245,780	1,337,445	3,956,827	3,081,537
Borrowing and onlending (Note 17c)	64,108	147,544	696,764	3,385,265
Leasing operations (Note 10j)	2,228	2,198	6,050	3,591
Allowance for loan losses (Notes 3g, 10g and 10h)	2,883,456	4,404,235	10,207,295	5,325,079

Gross income from financial intermediation	5,581,010	4,591,518	15,006,274	12,956,790

Other operating income/expenses	(3,044,063)	(2,473,848)	(7,899,067)	(5,740,645)
Fee and commission income (Note 24)	2,819,629	2,947,310	8,517,025	8,138,674
Other fee and commission income	2,258,262	2,395,815	6,858,882	6,615,960
Bank fees revenues	561,367	551,495	1,658,143	1,522,714
Insurance, private pension plans and certificated savings plans retained premiums (Notes 3o and 21d)	6,623,870	6,037,869	18,106,833	16,688,582
Net premiums written	6,684,299	6,094,418	18,292,670	16,944,706
Reinsurance premiums	(60,429)	(56,549)	(185,837)	(256,124)
Variation of technical provisions for insurance, private pension plans and certificated savings plans (Note 3o)	(3,204,587)	(2,854,226)	(8,321,480)	(7,799,847)
Retained claims (Note 3o)	(2,212,308)	(1,938,600)	(6,132,453)	(5,244,110)
Certificated savings plans drawings and redemptions (Note 3o)	(449,348)	(412,480)	(1,225,391)	(1,055,482)
Insurance, private pension plans and certificated savings plans selling expenses (Note 3o)	(325,336)	(305,247)	(929,266)	(877,441)
Personnel expenses (Note 25)	(2,125,619)	(1,907,691)	(5,885,386)	(5,457,127)
Other administrative expenses (Note 26)	(2,282,684)	(2,167,713)	(6,608,141)	(5,973,200)
Tax expenses (Note 27)	(697,508)	(722,751)	(2,016,212)	(1,660,724)
Equity in the earnings of affiliated companies (Note 13c)	39,034	13,489	58,090	88,426
Other operating income (Note 28)	531,993	641,809	1,645,677	1,197,631
Other operating expenses (Note 29)	(1,761,199)	(1,805,617)	(5,108,363)	(3,732,997)
Full goodwill amortization (Note 15a)	-	-	-	(53,030)
Operating income	2,536,947	2,117,670	7,107,207	7,216,145
Non-operating income (Note 30)	350,551	1,942,718	2,253,290	389,486
Income before tax on income and interest	2,887,498	4,060,388	9,360,497	7,605,631
Income tax and social contribution (Notes 34a and 34b)	(1,070,848)	(1,758,381)	(3,513,286)	(1,573,161)
Minority interest in subsidiaries	(5,661)	(4,667)	(15,870)	(17,319)
Net income	1,810,989	2,297,340	5,831,341	6,015,151

The Notes are an integral part of the Financial Statements.

Statement of Changes in Shareholders’ Equity – R$ thousand

	Restated paid-up capital	Capital reserves		Revenue reserves		Assets valuation adjustments		Treasury shares	Retained earnings	Total

Events	Capital stock	Tax incentives from income tax	Other	Legal	Statutory	Companies	Subsidiaries

Balances on December 31, 2007	19,000,000	2,103	53,521	1,477,637	8,485,956	(47,424)	1,517,400	(131,849)	-	30,357,344

Capital increase with reserves	2,800,000	-	-	-	(2,800,000)	-	-	-	-	-
Capital increase	1,200,000	-	-	-	-	-	-	-	-	1,200,000
Restatement of equity bonds	-	-	116	-	-	-	-	-	-	116
Acquisition of treasury shares	-	-	-	-	-	-	-	(3,750)	-	(3,750)
Goodwill from share subscription	-	-	6,874	-	-	-	-	-	-	6,874
Cancellation of treasury shares	-	-	-	-	(131,849)	-	-	131,849	-	-
Assets valuation adjustments	-	-	-	-	-	(77,605)	(1,258,395)	-	-	(1,336,000)
Net income	-	-	-	-	-	-	-	-	6,015,151	6,015,151
Allocations: - Reserves	-	-	-	300,758	3,642,484	-	-	-	(3,943,242)	-
- Provisioned interest on shareholders’ equity	-	-	-	-	-	-	-	-	(1,452,201)	(1.452.201)
- Paid and/or provisioned dividends	-	-	-	-	-	-	-	-	(619,708)	(619.708)

Balances on September 30, 2008	23,000,000	2,103	60,511	1,778,395	9,196,591	(125,029)	259,005	(3,750)	-	34,167,826

Balances on June 30, 2009	23,000,000	2,103	60,511	2,054,706	12,453,908	(221,776)	(67,507)	(5,180)	-	37,276,765

Assets valuation adjustments	-	-	-	-	-	113,137	381,665	-	-	494,802
Acquisition of treasury shares	-	-	-	-	-	-	-	(89,770)	-	(89,770)
Net income	-	-	-	-	-	-	-	-	1,810,989	1,810,989
Allocations: - Reserves	-	-	-	90,549	1,105,141	-	-	-	(1,195,690)	-
- Provisioned interest on shareholders’ equity	-	-	-	-	-	-	-	-	(487,484)	(487,484)
- Paid and/or provisioned dividends	-	-	-	-	-	-	-	-	(127,815)	(127,815)

Balances on September 30, 2009	23,000,000	2,103	60,511	2,145,255	13,559,049	(108,639)	314,158	(94,950)	-	38,877,487

Balances on December 31, 2008	23,000,000	2,103	60,511	1,853,688	10,006,599	(53,961)	(607,543)	(4,853)	-	34,256,544

Assets valuation adjustments	-	-	-	-	-	(54,678)	921,701	-	-	867,023
Acquisition of treasury shares	-	-	-	-	-	-	-	(90,097)	-	(90,097)
Net income	-	-	-	-	-	-	-	-	5,831,341	5,831,341
Allocations: - Reserves	-	-	-	291,567	3,552,450	-	-	-	(3,844,017)	-
- Provisioned interest on shareholders’ equity	-	-	-	-	-	-	-	-	(1,607,770)	(1,607,770)
- Paid and/or provisioned dividends	-	-	-	-	-	-	-	-	(379,554)	(379,554)

Balances on September 30, 2009	23,000,000	2,103	60,511	2,145,255	13,559,049	(108,639)	314,158	(94,950)	-	38,877,487

The Notes are an integral part of the Financial Statements.

Value Added Statement – R$ thousand

Description	2009						2008

	3rd quarter	%	2nd quarter	%	September	%	September	%

1 – Income	14,635,242	250.2	16,038,278	234.7	46,432,640	262.6	42,174,106	275.2
1.1) Financial intermediation	15,145,433	258.9	16,188,977	236.9	47,834,063	270.5	39,847,719	260.1
1.2) Fee and commission	2,819,629	48.2	2,947,310	43.1	8,517,025	48.2	8,138,674	53.1
1.3) Allowance for loan losses	(2,883,456)	(49.3)	(4,404,235)	(64.4)	(10,207,295)	(57.6)	(5,325,079)	(34.8)
1.4) Other	(446,364)	(7.6)	1,306,226	19.1	288,847	1.5	(487,208)	(3.2)
2 – Financial intermediation expenses	(6,680,967)	(114.2)	(7,193,224)	(105.2)	(22,620,494)	(127.9)	(21,565,850)	(140.8)
3 – Inputs acquired from third-parties	(1,874,434)	(32.1)	(1,766,954)	(25.9)	(5,409,581)	(30.7)	(4,914,051)	(32.0)
Materials, energy and other	(103,823)	(1.8)	(99,926)	(1.4)	(307,692)	(1.7)	(285,149)	(1.9)
Third-party services	(637,507)	(10.9)	(605,325)	(8.9)	(1,828,027)	(10.3)	(1,551,817)	(10.1)
Other	(1,133,104)	(19.4)	(1,061,703)	(15.6)	(3,273,862)	(18.7)	(3,077,085)	(20.0)
Communication	(297,811)	(5.1)	(302,758)	(4.4)	(899,261)	(5.1)	(809,486)	(5.3)
Financial system services	(66,565)	(1.1)	(61,732)	(0.9)	(190,106)	(1.1)	(151,280)	(1.0)
Advertising and Publicity	(111,882)	(1.9)	(84,149)	(1.2)	(305,296)	(1.7)	(432,849)	(2.8)
Transportation	(138,015)	(2.4)	(119,217)	(1.7)	(404,955)	(2.3)	(377,878)	(2.5)
Data processing	(195,219)	(3.3)	(182,274)	(2.7)	(560,067)	(3.2)	(420,154)	(2.7)
Maintenance and repairs	(102,819)	(1.8)	(104,736)	(1.5)	(306,902)	(1.7)	(279,863)	(1.8)
Security and surveillance	(65,110)	(1.1)	(60,329)	(0.9)	(185,699)	(1.1)	(160,083)	(1.0)
Travel	(20,617)	(0.4)	(19,764)	(0.3)	(55,926)	(0.3)	(66,418)	(0.4)
Other	(135,066)	(2.3)	(126,744)	(2.0)	(365,650)	(2.2)	(379,074)	(2.5)
4 – Gross value added (1-2-3)	6,079,841	103.9	7,078,100	103.6	18,402,565	104.0	15,694,205	102.4
5 – Depreciation, amortization and depletion	(267,886)	(4.6)	(256,694)	(3.8)	(778,944)	(4.3)	(463,266)	(3.0)
6 – Net value added produced by the Entity (4-5)	5,811,955	99.3	6,821,406	99.8	17,623,621	99.7	15,230,939	99.4
7 – Value added received in transfer	39,034	0.7	13,489	0.2	58,090	0.3	88,426	0.6
Equity in earnings (losses) of unconsolidated companies	39,034	0.7	13,489	0.2	58,090	0.3	88,426	0.6
8 – Value added to distribute (6+7)	5,850,989	100.0	6,834,895	100.0	17,681,711	100.0	15,319,365	100.0
9 – Value added distributed	5,850,989	100.0	6,834,895	100.0	17,681,711	100.0	15,319,365	100.0
9.1) Personnel	1,861,378	31.8	1,661,957	24.1	5,137,679	28.7	4,776,195	31.2
Cash dividends	976,950	16.7	960,368	14.1	2,885,597	16.3	2,710,194	17.7
Benefits	446,874	7.6	356,082	5.2	1,166,359	6.6	1,042,233	6.8
FGTS (Government Severance Indemnity Fund for Employees)	91,126	1.6	91,686	1.3	264,897	1.5	258,965	1.7
Other charges	346,428	5.9	253,821	3.5	820,826	4.3	764,803	5.0
9.2) Taxes, fees and contributions	2,032,597	34.8	2,726,866	39.9	6,277,205	35.5	3,914,817	25.6
Federal	1,938,242	33.1	2,630,149	38.5	5,992,311	33.9	3,630,590	23.7
State	4,267	0.1	1,967	0.0	7,302	-	7,995	0.1
Municipal	90,088	1.5	94,750	1.4	277,592	1.6	276,232	1.8
9.3) Third-party capital compensation	140,364	2.4	144,065	2.3	419,616	2.3	595,883	3.9
Rentals	135,826	2.3	141,581	2.1	410,854	2.3	346,206	2.3
Asset leasing	86,602	1.5	107,083	1.6	301,741	1.7	249,677	1.6
Asset leasing - Law 11,638/07	(82,064)	(1.4)	(104,599)	(1.4)	(292,979)	(1.7)	-	-
9.4) Shareholders' equity compensation	1,816,650	31.0	2,302,007	33.7	5,847,211	33.5	6,032,470	39.3
Interest on shareholders’ equity	487,484	8.3	597,136	8.7	1,607,770	9.1	1,452,201	9.5
Dividends	127,815	2.2	127,807	1.9	379,554	2.1	619,708	4.0
Retained earnings	1,195,690	20.4	1,572,397	23.0	3,844,017	21.7	3,943,242	25.7
Interest of non-controlling shareholders in retained earnings	5,661	0.1	4,667	0.1	15,870	0.6	17,319	0.1

The Notes are an integral part of the Financial Statements.

Consolidated Cash Flow – R$ thousand

		2009			2008

		3rd quarter	2nd quarter	September	September

	Cash flow from operating activities:
	Net Income before income tax and social contribution	2,887,498	4,060,388	9,360,497	7,605,631
	Adjustments to net income before taxes	5,305,322	5,476,139	16,260,730	10,273,232
	Allowance for loan losses	2,883,456	4,404,235	10,207,295	5,325,079
	Depreciation and amortization	398,006	350,398	1,136,212	817,681
	Goodwill amortization	24,578	24,578	73,732	61,223
	Losses from assets devaluation	(26,121)	(944)	(29,771)	2,270
	Expenses with civil, labor and tax provisions	1,052,158	1,170,201	2,936,011	1,647,438
	Expenses with restatement and interest from technical provisions for insurance, private pension plans and certificated savings plans	1,245,780	1,337,445	3,956,827	3,081,537
	Equity in the earnings (losses) of unconsolidated companies	(39,034)	(13,489)	(58,090)	(88,426)
	(Gain)/loss in the sale of investments	(456,516)	(1,988,677)	(2,474,692)	(478,509)
	(Gain)/loss in the sale of fixed assets	16,003	595	13,535	(5,030)
	(Gain)/loss in the sale of foreclosed assets	103,045	49,648	199,262	88,420
	Other	103,967	142,149	300,409	(178,451)
	Adjusted net income	8,192,820	9,536,527	25,621,227	17,878,863
	(Increase)/decrease in interbank investments	(5,495,735)	2,780,315	(1,520,198)	8,631,123
	(Increase) in securities and derivative financial instruments	(290,788)	(5,973,618)	(4,298,855)	(11,971,867)
	(Increase)/decrease in interbank and interdepartmental accounts	288,634	(804,982)	(1,498,480)	(612,455)
	(Increase) in loan and leasing operations	(5,303,117)	(1,025,935)	(8,506,905)	(33,351,394)
	(Increase)/decrease in insurance premiums receivable	(95,106)	113	(792,319)	(112,594)
	Increase in technical provisions for insurance, private pension plans and certificated savings plans	1,326,393	864,858	2,856,805	1,280,409
	Increase/(decrease) in deferred income	24,945	(652)	23,717	37,931
	(Increase)/decrease in other receivables and other assets	7,034,878	13,054,743	10,379,869	(7,839,663)
	Increase/(decrease) in other liabilities	(1,860,507)	(13,444,094)	(3,853,905)	4,285,286
	Interests of minority shareholders	(368)	12,850	22,451	454,283
	Income tax and social contribution paid	(1,356,809)	(643,228)	(3,166,582)	(2,458,635)
	Net cash provided by/used in operating activities	2,465,240	4,356,897	15,266,825	(23,778,713)
	Cash flow from investing activities:
	(Increase) in reserve requirements in the Brazilian Central Bank	(1,033,416)	(507,790)	(3,072,410)	(2,002,315)
	(Increase)/decrease in available-for-sale securities	(975,119)	(7,679,079)	(9,705,233)	4,920,945
	(Increase) in held-to-maturity securities	(784,105)	(936,528)	(1,653,528)	(10,828,014)
	Proceeds from sale of foreclosed assets	64,231	95,795	223,218	242,368
	Divestments	519,757	2,059,773	2,735,937	572,448
	Proceeds from the sale of premises and equipment and leased assets	64,520	5,092	134,591	108,561
	Decrease in intangible assets	25,282	7,295	40,641	5,165
	Acquisition of foreclosed assets	(303,983)	(236,897)	(794,235)	(588,025)
	Acquisition of investments	(13,619)	(31,167)	(224,610)	(326,153)
	Acquisition of premises and equipment and leased assets	(264,028)	(249,750)	(825,236)	(661,931)
	Investment in intangible assets	(327,101)	(459,957)	(1,250,403)	(989,046)
	Dividends and interest on shareholders' equity received	1,771	51,584	54,979	49,980
	Net cash provided by/used in investing activities	(3,025,810)	(7,881,629)	(14,336,289)	(9,496,017)
	Cash Flow from financing activities:
	Increase/(decrease) in deposits	475,593	(1,591,206)	3,494,168	40,846,273
	Increase in federal funds purchased and securities sold under agreements to repurchase	2,893,896	8,050,583	22,626,527	13,830,133
	Increase/(decrease) in funds from issue of securities	(583,353)	(1,585,533)	(1,900,837)	54,475
	Increase/(decrease) in borrowings and onlendings	(2,056,539)	(1,339,144)	(4,922,607)	8,570,191
	Increase in subordinated debts	2,474,821	660,924	3,632,111	1,693,579
	Capital increase in cash and goodwill from share subscription	-	-	-	1,206,874
	Dividends and interest on shareholders’ equity paid	(629,543)	(127,807)	(2,721,045)	(2,787,105)
	Acquisition of own shares	(89,770)	-	(90,097)	(3,750)
	Net cash provided by/used in financing activities	2,485,105	4,067,817	20,118,220	63,410,670
	Increase in cash and cash equivalents	1,924,535	543,085	21,048,756	30,135,940

Increase/net decrease in cash and cash equivalents:	At the beginning of the period	83,255,593	82,712,508	64,131,372	31,067,339
	At the end of the period	85,180,128	83,255,593	85,180,128	61,203,279
	Net increase in cash and cash equivalents	1,924,535	543,085	21,048,756	30,135,940

The Notes are an integral part of the Financial Statements

Notes to the Consolidated Financial Statements Index

We present below the Notes to the Consolidated Financial Statements of Banco Bradesco S.A. subdivided as follows:

1)	OPERATIONS
2)	PRESENTATION OF THE FINANCIAL STATEMENTS
3)	SIGNIFICANT ACCOUNTING PRACTICES
4)	INFORMATION FOR COMPARISON PURPOSES
5)	ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT
6)	CASH AND CASH EQUIVALENTS
7)	INTERBANK INVESTMENTS
8)	SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
9)	INTERBANK ACCOUNTS – RESTRICTED DEPOSITS
10)	LOAN OPERATIONS
11)	OTHER RECEIVABLES
12)	OTHER ASSETS
13)	INVESTMENTS
14)	PREMISES AND EQUIPMENT AND LEASED ASSETS
15)	INTANGIBLE ASSETS
16)	DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES
17)	BORROWING AND ONLENDING
18)	CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY
19)	SUBORDINATED DEBTS
20)	OTHER LIABILITIES
21)	INSURANCE, PRIVATE PENSION PLANS AND CERTIFICATED SAVINGS PLANS OPERATIONS
22)	MINORITY INTEREST IN SUBSIDIARIES
23)	SHAREHOLDERS’ EQUITY (PARENT COMPANY)
24)	FEE AND COMMISSION INCOME
25)	PERSONNEL EXPENSES
26)	OTHER ADMINISTRATIVE EXPENSES
27)	TAX EXPENSES
28)	OTHER OPERATING INCOME
29)	OTHER OPERATING EXPENSES
30)	NON-OPERATING INCOME
31)	TRANSACTIONS WITH CONTROLLING PARTIES (DIRECT AND INDIRECT)
32)	FINANCIAL INSTRUMENTS
33)	EMPLOYEE BENEFITS
34)	INCOME TAX AND SOCIAL CONTRIBUTION
35)	OTHER INFORMATION

Notes to the Consolidated Financial Statements

1) OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly-held company that, operating as a Multiple Service Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiaries, particularly in leasing, investment banking, brokerage companies, consortium management, credit cards, insurance, private pension plans and certificated savings plans. Operations are conducted within the context of the Bradesco Organization companies, working in an integrated manner in the market.

2) PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches and its direct and indirect subsidiaries and jointly-controlled investments, in Brazil and abroad, and SPEs. They were prepared based on accounting practices determined by the Brazilian Corporation Law 6,404/76, amendments introduced by Law 11,638/07 and Provisional Measure 449/08 (which became Law 11,941/09) related to the accounting of operations, as well as the rules and instructions of the Monetary National Council (CMN), Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), National Private Insurance Council (CNSP), Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and Committee for Accounting Pronouncement (CPC), when applicable, and consider the financial statements of leasing companies based on the finance lease method, whereby leased fixed assets are reclassified to the leasing operations account, less the residual value paid in advance.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements, as well as presenting separately the portions of the net income and the shareholders’ equity referring to the interest of non-controlling shareholders. In the case of investments which are jointly controlled with other shareholders, asset, liability and income components were included in the consolidated financial statements in proportion to the capital stock percentage of each investee. Goodwill determined in financing acquisition in subsidiaries and jointly-controlled investments was fully amortized up to March 31, 2008 (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries is presented in the income accounts with derivative financial instruments, in order to eliminate the effect of these investments’ hedge instruments.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, estimates of the fair value of certain financial instruments, provision for contingencies, losses from impairment of non-financial assets, other provisions, the calculation of technical provisions for insurance, supplementary pension plans and certificated savings plans and the determination of the useful life of specific assets. Actual results could differ from those estimates and assumptions.

Pursuant to Circular Letter/CVM/SNC/SEP 02/09, the financial statements for the period ended September 30, 2008 do not comprise adjustments of the new accounting practices implemented due to Law 11,638/07, Provisional Measure 449/08 (which became Law 11,941/09), and Pronouncements issued by CPC. The effects in Bradesco’s Result and Shareholders’ Equity, according to the new accounting practices, would be the following:

	On September 30, 2008 - R$ thousand

	Net Income	Shareholders’ Equity

Amounts from the period previously disclosed	6,015,151	34,167,826
Leasing operations – Bradesco as lessee	(71,395)	(221,727)
Tax effect	24,274	75,387
Amounts adjusted to the new accounting rules	5,968,030	34,021,486

We present below the main direct and indirect ownerships included in the Consolidated Financial Statements:

	Activity	Total ownership

		2009		2008

		September 30	June 30	September30

Financial Area - local
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	99.94%	99.94%	99.88%
Banco Finasa BMC S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.(4)	Investment bank	98.33%	98.33%	92.22%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Banking	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Companhia Brasileira de Meios de Pagamento – Visanet (2) (5) (6) (7) (8)	Service provision	26.56%	28.76%	39.26%
Financial Area - abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch(9)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Banco BMC S.A. Grand Cayman Branch(3)	Banking	-	-	100.00%
Banco Bradesco S.A. Nassau Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, Uk.	Brokerage	100.00%	100.00%	100.00%
Insurance, Private Pension Plans and Certificated Savings Plans Area
Atlântica Capitalização S.A.	Certificated savings plans	100.00%	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Certificated savings plans	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Bradesco Dental S.A.	Insurance/dental health	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Private pension plans/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%

	Activity	Total ownership

		2009		2008

		September 30	June 30	September30

Other activities
Átria Participações Ltda.	Holding	100.00%	100.00%	100.00%
Andorra Holdings S.A.	Holding	54.01%	54.01%	54.01%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
CPM Holdings Limited(6)	Holding	49.00%	49.00%	49.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Service provision	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1) Increase in interest by the total subscription of capital increase in April 2009;
(2) Company whose audit (review) services in 2008 were carried out by other independent auditors;
(3) Branch incorporated by Banco Bradesco S.A. Grand Cayman Branch in March 2009;
(4) Increase in ownership interest for acquisition of shares in November and December 2008;
(5) Companies whose audit (review) services in 2009 were carried out by other independent auditors;
(6) Companies proportionally consolidated, pursuant to CMN Resolution 2,723/00 and CVM Rule 247/96;
(7) Reduction in interest by partial sale pursuant to the Secondary Public Offering of Shares held on June 2009. In July 2009, supplementary lot of shares was sold;
(8) The special purpose entity called Brazilian Merchant Voucher Receivables Limited is being consolidated. The company takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d); and
(9) The special purpose entity called International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d).

3) SIGNIFICANT ACCOUNTING POLICIES

a) Functional and Presentation Currencies

The financial statements are presented in Reais, which is Bradesco’s functional currency.

Operations in foreign branches and subsidiaries are basically a continuation of the activities in Brazil, therefore, assets, liabilities and results are adjusted to comply with the accounting practices adopted in Brazil and translated into Reais according to the relevant currency’s exchange rate. Gains and losses arising from this translation are registered in the income for the period.

b) Determination of income

The income is determined on the accrual basis of accounting that establishes that income and expenses should be included in the determination of the results of the period in which they take place, always simultaneously when they are correlated, regardless of receipt or payment. Transactions with prefixed rates are recorded at their redemption value and deferred income and expenses are recorded as a discount to the corresponding assets and liabilities. Financial income and expenses are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated based on the straight-line method.

Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance, coinsurance and commission premiums, net of premiums assigned in coinsurance, reinsurance and corresponding commissions are appropriated to the income by effectiveness of the corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis over the terms of the insurance policies, during the risk coverage period, by means of recording and reversal of unearned premiums reserve and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and reinsurance companies, respectively.

The supplementary pension plans contributions and life insurance premiums covering survival are recognized in income when effectively received.

The revenue from certificated savings plans is recognized at the time it is effectively received, except for pre-printed securities of established amount and lump-sum payment, which are registered upon their issue. The expenses for placement of bonds, classified as “Selling Expenses,” are recorded as they are incurred. Brokerage expenses are recorded when the respective certificated savings plans contributions are effectively received. Redemptions and drawings are recorded simultaneously to the accounting of the corresponding revenues.

The expenses for technical provisions for private pension plans and certificated savings plans are recorded at the same time as the corresponding revenues thereof are recognized.

c) Cash and cash equivalents

Cash and Cash Equivalents are represented by: availability of domestic and foreign currency funds and investments in gold, open markets and interest-earning deposits in other banks, whose maturity on the effective application date was 90 days or less and present an insignificant risk of fair value change, which will be used by the Bank to manage its short-term commitments.

d) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to market value. Other investments are recorded at acquisition cost, including income earned up to the balance sheet date, net of loss accrual, when applicable.

e) Securities

Trading securities – securities acquired for the purpose of being actively and frequently traded, adjusted to market value as a counter-entry to income for the period;

Available-for-sale securities – securities which are not specifically intended for trading purposes or as held to maturity. They are adjusted to market value as a counter-entry to a specific account in shareholders' equity, at amounts net of tax effects; and

Held-to-maturity securities – securities for which there is intention and financial capacity to hold in the portfolio up to maturity. They are recorded at acquisition cost, plus income earned, as a counter-entry to income for the period.

The securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated at its estimated fair value in the consolidated balance sheet. The fair value generally is based on market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on market operators’ quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the management.

f) Derivative financial instruments (assets and liabilities)

These are classified based on Management’s intended use thereof on the date of the contracting of the operation and whether it was carried out for hedging purposes or not.

Operations involving derivative financial instruments are destined to meet its own needs in order to manage the Bank’s global exposure, as well as for meeting its clients’ requests, for the management of their positions. Valuations or devaluations are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risks deriving from exposure to variations in financial assets and liabilities market value are considered hedge and are classified according their nature in:

• Market risk hedge: financial instruments classified in this category as well as their hedge-related financial assets and liabilities have their gains and losses, realized or not, recorded in income account; and

• Cash flow hedge: for financial instruments classified in this category, the effective valuation or devaluation portion is recorded, net from tax effects, in a specific account in the shareholders’ equity. Non-effective portion of the respective hedge is directly recognized in an income account.

g) Loan and leasing operations, advances on foreign exchange contracts, other receivables with characteristics of loan assignment and allowance for loan losses.

Loan and leasing operations, advances on foreign exchange contracts and other receivables with characteristics of loan assignment are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2,682/99, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2,682/99 is also taken into account for client risk rating purposes as follows:

Past-due period (1)	Client rating

• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For operations falling due for over 36 months, the terms are doubled, as allowed by CMN Resolution 2,682/99.

The accrual of these operations past due up to 59 days is recorded in revenues and subsequent to the 60th day, in unearned income.

Past-due operations rated at “H” level remain at this level for six months, subsequent to which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years, no longer being recorded in equity accounts.

Renegotiated operations are maintained, at least, with a classification equal to their prior rating. Renegotiations already written-off against the allowance and which are recorded in memorandum accounts are rated as “H” level and the possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received.

When there is a significant amortization of the operation or when new material facts justify the risk level change, the operation may be reclassified to a lower risk category.

The allowance for loan losses is calculated in an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, connected to assessments carried out by the Management, in the credit risk determination.

h) Income tax and social contribution (assets and liabilities)

Tax credits on income tax and social contribution on net income, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other Receivables - Sundry” and the provision for deferred tax liabilities on depreciation excess and market value adjustments of securities is recorded in “Other Liabilities – Tax and Social Security Activities”, and for depreciation excess only income tax rate is applied.

Tax credits on temporary additions will be realized upon use and/or reversal of the corresponding provisions on which they were recorded. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated, considering the 30% limit of the taxable profit of the reference period. Such tax credits are recorded based on the current expectations for realization, taking into account the technical studies and analyses carried out by the Management.

The provision for income tax is recorded at the base rate of 15% of taxable income, plus a 10% surcharge. As of May 1, 2008, social contribution on income is calculated at a 15% rate for financial institutions and insurance companies and at 9% for other companies (up to April 30, 2008, this rate was 9% for all companies and for fiscal year 2008 it was calculated pursuant to the specific rules issued by the tax authorities).

Tax credits from previous periods, resulting from the increase of the social contribution rate to 15% are recorded up to the limit of the corresponding consolidated tax liabilities (Note 34).

Provisions were recorded for other income and social contribution taxes in accordance with specific applicable legislation.

Pursuant to Provisional Measure 449/08 (which became Law 11,941/09), the changes in the determination criteria for income, cost and expenses used in the assessment of net income for the year, enacted by Law 11,638/07 and by Articles 37 and 38 of Law 11,941/09, shall not have effect on the assessment of taxable income for corporate entities opting for the Transitional Tax Regime (RTT), but, for tax purposes, the accounting methods and criteria in force on December 31, 2007 shall be considered. For accounting purposes, the tax effects of adopting the Law 11,638/07 are recorded in corresponding deferred assets and liabilities.

i) Prepaid expenses

These record investments in prepayments, whose rights of benefits or service provision will take place in future periods; therefore, they are recorded in assets considering the accrual method of accounting.

Prepaid expenses correspond to service rights to be received or for the future use of financial assets or funds from third parties.

This group is basically represented by: insurance selling expenses, insurance expenses and advertising expenses, as described in note 12b.

Thus, based on the “accrual method of accounting” and the “confrontation between income and expense,” incurred costs related to underlying assets which will generate income in subsequent periods are recorded in prepaid expenses. These assets are appropriated to the income in accordance with terms and amounts of benefits which are expected and directly written-off in the income when underlying assets and rights are no longer part of the institution’s assets or the expected future benefits cannot be realized (impairment).

j) Investments

The investments in subsidiaries, jointly-controlled companies and affiliated companies, with significant influence or interest of 20% or more in the voting capital, are evaluated by the equity accounting method.

Fiscal incentives and other investments are assessed at acquisition cost, net of the provision for impairment losses, when applicable.

k) Fixed assets

These correspond to the rights related to corporeal assets destined to the maintenance of activities or performed with this purpose, including those deriving from operations transferring risks, benefits and controls of the entities’ assets.

Fixed assets are stated at acquisition cost, net of respective accumulated depreciations, calculated by the straight-line method according to the estimated useful-economic life of assets, of which: premises – 4% p.a.; furniture and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a.

l) Intangible assets

Intangible assets are the rights acquired related to non corporeal assets destined for the entity’s maintenance or exercised with that purpose. Intangible assets with established useful live are amortized within an estimated economic benefit period.

Intangible assets are comprised of:

• Future profitability of client portfolio acquired and acquisition of the right to provide banking services;

These are recorded and amortized in the period in which the asset shall directly and indirectly contribute to the future cash flow; and

• Software

Software is recorded at cost less amortization by the straight-line method during the estimated useful life (20% to 50% p.a.), as from the date it is available for use. Internal software development expenses are recognized as assets when it is possible to demonstrate the intention and ability to complete such development, as well as safely measuring costs directly attributable to the software, which will be amortized during its estimated useful life, considering future economic benefits generated.

m) Impairment of non-financial assets

The book value of non-financial assets, except other assets and tax credits, are tested, at least annually, for impairment, which is recognized in the income for the year if the accounting value of an asset or its cash-generating unit exceeds its recoverable value.

A cash generating unit is the smallest identifiable group of assets that generates cash flows materially independent from other assets and groups.

n) Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily pro rata basis.

o) Technical provisions related to insurance, private pension plans and certificated savings plans activities

Technical provisions are calculated according to actuarial technical notes approved by Susep and ANS, and criteria set forth by CNSP Resolutions 162/06, 181/07, 195/08 and 204/09.

• Insurance of basic, life and health lines:

- Unearned Premiums Provision (PPNG) comprises retained premiums (except reinsurance assignment) which are deferred during the term of effectiveness of the insurance agreements, determining the pro rata day value of the unearned premium of the period of the risk to accrue (future risk of policies in effect). When this provision’s insufficiency is ascertained by means of actuarial calculation, the Provision of Premium Insufficiency (IPI) will be recorded;

- The provision of Incurred but not reported (IBNR) claims is calculated on an actuarial basis to quantify the amount of claims occurred and not reported by policyholders/beneficiaries. Pursuant to CNSP Resolution 195/2008, as of 2009, insurance companies are not to deduct from calculation of provisions the amounts transferred to third parties through reinsurance operations;

- The provision of unsettled claims is recorded based on the indemnities payment estimates pursuant to notices of claims received from those policyholders until the balance sheet date. The provision is monetarily restated and includes all claims under litigation. In the case of health insurance, according to the technical note approved by ANS, the provision of unsettled claims complements the provisions of IBNR claims;

- Supplementary Premium Provision (PCP) is recorded on a monthly basis to complement PPNG, considering the effective risks issued or not. The value of the PCP is the difference, if positive, between the average of the sum of the PPNG values daily verified and the recorded PPNG;

- Other technical provisions refer to provision to face differences of future readjustments of premiums and those required for the technical balance of the individual health plan portfolio, adopting a formulation included in the actuarial technical note approved by ANS;

- The provision of benefits to be granted, of individual health plan portfolio, refers to a 5-year coverage for dependents in case the policyholder is deceased, adopting a formulation included in the actuarial technical note approved by ANS; and

- The provision of benefits granted, of individual health plan portfolio, is comprised by liabilities arising from payment release contractual clauses referring to the health plan coverage, and its accounting complies with Resolution - RN 75/2004 of ANS, and by premiums for the payment release of Bradesco Saúde policyholders -“Plano GBS”.

• Supplementary private pension plans and life insurance covering survival:

- The mathematical provision of benefits to be granted refers to participants whose benefits have not started yet. The mathematical provision of benefits granted refers to participants already using the benefits. Mathematical provisions related to private pension plans known as “traditional” represent the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed under the form of retirement, disability, pension and savings funds plans. They are calculated according to the methodology and premises set forth in the actuarial technical notes. The provisions linked to Long-term Life Insurance (VGBL) covering survival and to Unrestricted Benefits Generating private pension Plans (PGBL) represent the amount of the contributions made by the participants, net of loadings and other contractual charges, plus financial earnings generated by the investment of resources in Exclusive Investment Funds (FIE);

- The contribution insufficiency provision is recorded to complement the mathematical provisions of benefits granted and to be granted, should they not be sufficient to guarantee future commitments. The provision is calculated on an actuarial basis and takes into consideration the actuarial table AT-2000 (soften), increased by 1.5% (improvement), considering males apart from females, who have higher life expectancy, and the actual interest rate of 4.3% p.a. (except for Insufficient Contribution Provision (PIC) and Administrative Expenses Provision (PDA), whose actual interest rate is 4.0% p.a).;

- The financial fluctuation provision is recorded up to the limit of 15% of the mathematical provision of benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to meet possible financial fluctuations; and

- The administrative expenses provision is recorded to cover administrative expenses of the defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the actuarial technical note.

• Certificated savings plans:

- The mathematical provision for redemptions is recorded for each active or suspended certificated savings plan during the estimated term set forth in the general conditions of the plan. It is calculated according to the methodology set forth in the actuarial technical notes approved by Susep;

- The provisions for redemptions are established by the values of the expired certificated savings plans and also by the values of the certificated savings plans which have not expired but whose early redemption has been required by the clients. The provisions are monetarily restated based on the indexes estimated in each plan; and

- The provisions for unrealized and payable drawing are recorded to meet premiums arising from future drawing (unrealized) and also for premiums arising from drawing in which clients were already selected (payable).

p) Contingent assets and liabilities and legal liabilities – tax and social security

The recognition, measuring and disclosure of assets and liabilities contingencies and legal liabilities are made according to the criteria defined in CMN Resolution 3,535/08 and CVM Resolution 489/05.

• Contingent Assets: are not recognized on an accounting basis, except when Management has total control of the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, characterizing the gain as practically certain and by the confirmed recovery capacity by its receipt or compensation with other liability. The contingent assets whose chances of success is probable are disclosed in the notes to the financial statements (Note 18a);

• Contingent Liabilities: are recorded taking into consideration the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous processes, the complexity and positioning of courts, whenever the loss is evaluated as probable, which would cause a probable outflow of funds for the settlement of liabilities and when the amounts involved are measurable with sufficient assurance. The contingent liabilities classified as possible losses are not recognized on an accounting basis, and they must only be disclosed in the notes, when individually material, and those classified as remote do not require provision nor disclosure (notes 18b and 18c); and

• Legal Liabilities – Tax and Social Security: result from judicial proceedings related to tax liabilities, whose purpose of contestation is their legality or constitutionality, which, regardless of the evaluation about the probability of success, have their amounts fully recognized in the financial statements (note 18b).

q) Funding expenses

On funding transactions upon issue of securities, related expenses are recorded as write-down to liabilities and allocated to income according to the term of the transaction.

r) Other assets and liabilities

The assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or measurable amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

4) INFORMATION FOR COMPARISON PURPOSES

Reclassifications

For a better comparison of the financial statements, reclassifications were carried out in the balances for the period ended September 30, 2008, to comply with the accounting procedures/classifications adopted in 2009.

Balance Sheet

	R$ thousand

	Previous disclosure	Reclassifications	Reclassified balance

Assets
Current	319,213,713	491,329	318,722,384
Other receivables and assets	1,906,859	491,329	1,415,530
Prepaid expenses (1)	1,578,497	491,329	1,087,168
Long-term assets	98,571,556	1,132,376	97,439,180
Other receivables and assets	1,584,328	1,132,376	451,952
Prepaid expenses (1)	1,583,156	1,132,376	450,780
Permanent assets	4,920,445	(1,579,911)	6,500,356
Premises and equipment	2,506,700	208,283	2,298,417
Other premises and equipment (1)	4,768,236	563,693	4,204,543
Accumulated depreciation (1)	(3,307,500)	(355,410)	(2,952,090)
Deferred assets (1)	1,580,817	1,580,817	-
Organization and expansion expenses	2,098,660	2,098,660	-
Accumulated amortization	(1,204,312)	(1,204,312)	-
Goodwill in the acquisition of subsidiaries, net of amortization	686,469	686,469	-
Intangible assets (1)	-	(3,369,011)	3,369,011
Intangible assets	-	(5,681,705)	5,681,705
Accumulated amortization	-	2,312,694	(2,312,694)
Total	422,705,714	43,794	422,661,920

	R$ thousand

	Previous disclosure	Reclassifications	Reclassified balance

Liabilities
Current liabilities	240,695,736	43,794	240,651,942
Funds from issuance of securities	1,818,067	15,635	1,802,432
Securities issued abroad (1)	200,846	15,635	185,211
Loans	13,309,754	1,730	13,308,024
Loans abroad (1)	13,309,259	1,730	13,307,529
Other liabilities	26,737,498	26,429	26,711,069
Subordinated debts (1) (2)	399,703	(159,453)	559,156
Sundry (2)	12,779,144	185,882	12,593,262
Long-term liabilities	146,988,060	-	146,988,060
Other liabilities	28,029,081	-	28,029,081
Subordinated debts (2)	17,144,340	(18,318)	17,162,658
Sundry (2)	2,501,495	18,318	2,483,177
Total	422,705,714	43,794	422,661,920

Statement of Income

	R$ thousand

	Previous disclosure	Reclassifications	Reclassified balance

Other operating revenues/expenses	(5,740,645)	-	(5,740,645)
Fee and Commission Income (3)	8,397,371	258,697	8,138,674
Other Revenues from Fees and Commissions	7,714,911	1,098,951	6,615,960
Income from Bank Fees	682,460	(840,254)	1,522,714
Personnel Expenses (4)	(5,276,483)	180,644	(5,457,127)
Other Administrative Expenses (3) (4)	(5,894,189)	79,011	(5,973,200)
Tax Expenses (4)	(1,643,631)	17,093	(1,660,724)
Other Operating Expenses (3) (4)	(4,268,442)	(535,445)	(3,732,997)
Net Income	6,015,151	-	6,015,151

(1) Account reclassifications to adapt to the new accounting rules set forth by Law 11,638/07, CPC, CVM and CMN;
(2) Reclassification of Other Liabilities – Sundry to Subordinated Debts related to CDB issue;
(3) Reclassification of Fee and Commission Income and Other Administrative Expenses to Other Operating Expenses, related to interbank fees, which now is named Reimbursement of Operating Costs; and
(4) Reclassification of Other Operating Expenses to Personnel Expenses, Other Administrative Expenses and Tax Expenses, related to the breakdown of products sale cost from non-financial companies.

5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

a) Balance sheet

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Total consolidated

	Brazil	Abroad	Brazil	Abroad

Assets
Current and long-term assets	371,606,375	27,665,191	85,992,189	16,584	740,007	(8,562,546)	477,457,800
Funds available	6,642,444	1,876,444	124,231	9,644	8,487	(90,147)	8,571,103
Interbank investments	95,953,525	1,533,798	-	-	-	-	97,487,323
Securities and derivative financial instruments	61,645,517	6,713,706	79,736,219	4,664	330,754	(706,541)	147,724,319
Interbank and interdepartmental accounts	17,292,216	425,664	-	-	-	-	17,717,880
Loan and leasing operations	138,943,129	16,612,289	-	-	-	(6,249,337)	149,306,081
Other receivables and other assets	51,129,544	503,290	6,131,739	2,276	400,766	(1,516,521)	56,651,094
Permanent assets	28,357,219	497,773	1,597,513	20	139,374	(22,364,009)	8,227,890
Investments	21,984,562	490,452	920,993	-	72,143	(22,364,009)	1,104,141
Premises and equipment and leased assets	2,958,380	7,227	249,524	20	56,941	-	3,272,092
Intangible assets	3,414,277	94	426,996	-	10,290	-	3,851,657
Total on September 30, 2009	399,963,594	28,162,964	87,589,702	16,604	879,381	(30,926,555)	485,685,690
Total on June 30, 2009	400,287,790	29,451,160	83,928,652	20,718	816,670	(32,027,383)	482,477,607
Total on September 30, 2008	345,496,248	27,772,149	77,612,669	26,829	1,009,440	(29,255,415)	422,661,920

Liabilities
Current and long-term liabilities	360,458,101	17,067,941	76,744,870	8,414	434,380	(8,562,546)	446,151,160
Deposits	162,271,486	5,818,769	-	-	-	(102,734)	167,987,521
Federal funds purchased and securities sold under agreements to repurchase	102,479,222	124,458	-	-	-	-	102,603,680
Funds from issuance of securities	3,942,270	4,057,422	-	-	-	(888,858)	7,110,834
Interbank and interdepartmental accounts	2,252,603	4,064	-	-	-	-	2,256,667
Borrowing and onlending	30,434,335	2,636,373	8,241	-	-	(6,054,433)	27,024,516
Derivative financial instruments	1,580,439	88,257	-	-	-	-	1,668,696
Technical provisions from insurance, private pension plans and certificated savings plans	-	-	71,398,650	2,114	-	-	71,400,764
Other liabilities:
- Subordinated debts	18,989,377	3,891,300	-	-	-	-	22,880,677
- Other	38,508,369	447,298	5,337,979	6,300	434,380	(1,516,521)	43,217,805
Deferred income	297,223	-	-	-	-	-	297,223
Shareholders’ equity/minority interest in subsidiaries	330,783	11,095,023	10,844,832	8,190	445,001	(22,364,009)	359,820
Shareholders’ equity - parent company	38,877,487	-	-	-	-	-	38,877,487
Total on September 30, 2009	399,963,594	28,162,964	87,589,702	16,604	879,381	(30,926,555)	485,685,690
Total on June 30, 2009	400,287,790	29,451,160	83,928,652	20,718	816,670	(32,027,383)	482,477,607
Total on September 30, 2008	345,496,248	27,772,149	77,612,669	26,829	1,009,440	(29,255,415)	422,661,920

b) Statement of income

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Total consolidated

	Brazil	Abroad	Brazil	Abroad

Revenues from financial intermediation	40,673,525	1,186,074	6,041,148	1,431	20,949	(89,064)	47,834,063
Expenses from financial intermediation	28,207,543	753,090	3,956,729	-	-	(89,573)	32,827,789
Gross income from financial intermediation	12,465,982	432,984	2,084,419	1,431	20,949	509	15,006,274
Other operating income/expenses	(8,739,153)	(121,397)	857,880	1,339	102,773	(509)	(7,899,067)
Operating income	3,726,829	311,587	2,942,299	2,770	123,722	-	7,107,207
Non-operating income	1,837,927	370,678	66,694	3	(22,012)	-	2,253,290
Income before tax on profit and interest	5,564,756	682,265	3,008,993	2,773	101,710	-	9,360,497
Income tax and social contribution	(2,363,942)	(2,499)	(1,113,331)	(1,347)	(32,167)	-	(3,513,286)
Minority interest in subsidiaries	(13,413)	-	(1,878)	-	(579)	-	(15,870)
Accumulated net income on September 30, 2009	3,187,401	679,766	1,893,784	1,426	68,964	-	5,831,341
Accumulated net income on September 30, 2008	3,712,885	144,993	2,096,399	1,917	58,957	-	6,015,151
Net income for 3Q09	1,245,309	(61,694)	608,904	(1,975)	20,445	-	1,810,989
Net income for 2Q09	1,302,736	317,775	638,103	627	38,099	-	2,297,340

(1) The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card and asset management companies;
(2) The balances of equity accounts, income and expenses among companies from the same segment are being eliminated;
(3) The “Insurance Group” segment comprises insurance, private pension plans and certificated savings plans companies; and
(4) Amounts eliminated among companies from different segments, as well as operations carried out in Brazil and abroad.

6) CASH AND CASH EQUIVALENTS

	R$ thousand

	2009		2008

	September 30	June 30	September 30

Funds available in domestic currency	6,455,160	6,946,778	4,893,885
Funds available in foreign currency	2,115,883	2,054,447	2,365,630
Investments in gold	60	62	57
Total funds available (cash)	8,571,103	9,001,287	7,259,572
Short-term interbank investments (1)	76,609,025	74,254,306	53,943,707
Total cash and cash equivalents	85,180,128	83,255,593	61,203,279

(1) Refers to operations whose maturity on the effective application date is 90 days or less and present insignificant risk of change in fair value.

7) INTERBANK INVESTMENTS

a) Breakdown and terms

	R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30

Investments in the open market:
Own portfolio position	8,571,798	12,754,670	40,645	-	21,367,113	11,741,209	4,956,381
•Financial treasury bills	3,923,045	-	-	-	3,923,045	3,133,770	180,331
•National treasury notes	4,493,621	6,946,031	40,645	-	11,480,297	6,001,698	3,514,295
•National treasury bills	91,179	5,788,669	-	-	5,879,848	2,575,395	1,074,099
•Other	63,953	19,970	-	-	83,923	30,346	187,656
Funded status	66,368,579	-	-	-	66,368,579	68,228,962	45,689,258
•Financial treasury bills	23,155,621	-	-	-	23,155,621	31,364,540	7,762,361
•National treasury notes	31,830,038	-	-	-	31,830,038	22,103,002	8,102,667
•National treasury bills	11,382,920	-	-	-	11,382,920	14,761,420	29,824,230
Short position	-	539,301	-	-	539,301	1,505,476	2,054,125
•National treasury bills	-	539,301	-	-	539,301	1,505,476	2,054,125
Subtotal	74,940,377	13,293,971	40,645	-	88,274,993	81,475,647	52,699,764
Interest-earning deposits in other banks:
•Interest-earning deposits in other banks	3,040,369	3,182,116	2,036,264	954,017	9,212,766	8,161,657	4,664,361
•Provisions for losses	-	-	(436)	-	(436)	(893)	(13,438)
Subtotal	3,040,369	3,182,116	2,035,828	954,017	9,212,330	8,160,764	4,650,923
Total on September 30, 2009	77,980,746	16,476,087	2,076,473	954,017	97,487,323
%	80.0	16.9	2.1	1.0	100.0
Total on June 30, 2009	78,641,889	10,215,869	4,386	774,267		89,636,411
%	87.7	11.4	0.0	0.9		100.0
Total on September 30, 2008	48,553,240	6,963,463	1,086,836	747,148			57,350,687
%	84.7	12.1	1.9	1.3			100.0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions

	R$ thousand

	2009			2008

	3 rd quarter	2 nd quarter	September 30 YTD	September 30 YTD

Income from investments in purchase and sale commitments:
Own portfolio position	398,249	465,651	1,549,564	720,072
Funded status	1,429,115	1,476,757	4,377,685	3,388,182
Short position	39,749	150,262	339,820	391,009
Unrestricted securities	-	-	-	12,672
Subtotal	1,867,113	2,092,670	6,267,069	4,511,935
Income from interest-earning deposits in other banks	159,348	86,634	524,065	565,177
Total (Note 8h)	2,026,461	2,179,304	6,791,134	5,077,112

8) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Find below the information related to securities and derivative financial instruments:

a) Summary of the consolidated classification of securities by business segment and issuer

	R$ thousand

	2009								2008

	Financial	Insurance/ Certificated savings plans	Private pension plans	Other activities	September 30%		June 30%		September 30%

Trading securities	45,144,465	2,014,210	29,916,630	327,840	77,403,145	62.2	79,312,495	63.9	75,983,153	65.2
- Government securities	27,030,903	765,150	225,722	276,012	28,297,787	22.7	31,809,254	25.6	31,897,574	27.3
- Corporate bonds	15,613,294	1,249,060	233,198	51,828	17,147,380	13.8	17,490,982	14.1	14,669,297	12.6
- Derivative financial instruments (1)	2,500,268	-	-	-	2,500,268	2.0	3,188,115	2.6	1,926,019	1.7
- PGBL / VGBL restricted bonds	-	-	29,457,710	-	29,457,710	23.7	26,824,144	21.6	27,490,263	23.6
Available-for-sale securities	17,781,093	1,971,412	1,614,805	1,215	21,368,525	17.1	19,898,604	16.0	16,730,366	14.3
- Government securities	12,056,560	395,369	311,463	-	12,763,392	10.2	10,458,927	8.4	8,266,720	7.1
- Corporate bonds	5,724,533	1,576,043	1,303,342	1,215	8,605,133	6.9	9,439,677	7.6	8,463,646	7.2
Held-to-maturity securities	875,878	7,385,646	17,412,911	-	25,674,435	20.7	24,890,330	20.1	23,968,349	20.5
- Government securities	875,878	7,385,646	16,726,506	-	24,988,030	20.1	24,266,467	19.6	23,249,197	19.9
- Corporate bonds	-	-	686,405	-	686,405	0.6	623,863	0.5	719,152	0.6
Subtotal	63,801,436	11,371,268	48,944,346	329,055	124,446,105	100.0	124,101,429	100.0	116,681,868	100.0
Purchase and sale commitments (2)	3,864,376	3,787,383	15,626,455	-	23,278,214		22,008,579		15,690,593
Overall total	67,665,812	15,158,651	64,570,801	329,055	147,724,319		146,110,008		132,372,461
- Government securities	39,963,341	8,546,165	17,263,691	276,012	66,049,209	53.1	66,534,648	53.6	63,413,491	54.3
- Corporate bonds	23,838,095	2,825,103	2,222,945	53,043	28,939,186	23.3	30,742,637	24.8	25,778,114	22.1
- PGBL / VGBL restricted bonds	-	-	29,457,710	-	29,457,710	23.6	26,824,144	21.6	27,490,263	23.6
Subtotal	63,801,436	11,371,268	48,944,346	329,055	124,446,105	100.0	124,101,429	100.0	116,681,868	100.0
Purchase and sale commitments (2)	3,864,376	3,787,383	15,626,455	-	23,278,214		22,008,579		15,690,593
Overall total	67,665,812	15,158,651	64,570,801	329,055	147,724,319		146,110,008		132,372,461

b) Breakdown of consolidated portfolio by issuer

Securities (3)	R$ thousand
	2009									2008

	September 30							June 30		September 30

	1 to 30days	31 to 180 days	181 to 360 days	More than360 days	Market/ book value (5)(6) (7)	Restated cost value	Mark-to- market	Market/ book value(5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market

Government securities	5,742,458	4,076,132	1,595,264	54,635,355	66,049,209	65,371,673	677,536	66,534,648	809,674	63,413,491	33,383
Financial treasury bills	79,924	1,432,710	428,866	10,768,966	12,710,466	12,717,021	(6,555)	12,174,343	(7,863)	6,123,308	(7,569)
National treasury bills	1,797,754	766,692	58,408	2,457,168	5,080,022	5,085,078	(5,056)	4,032,504	16,699	13,199,292	(9,429)
National treasury notes	2,633,315	1,557,235	1,103,199	38,383,780	43,677,529	43,425,960	251,569	45,959,317	412,561	36,149,057	(265,271)
Brazilian foreign debt notes	2	-	-	2,782,403	2,782,405	2,360,755	421,650	2,981,027	369,485	2,887,418	268,283
Privatization currencies	-	-	-	95,275	95,275	80,423	14,852	99,365	15,576	80,329	17,036
Foreign government securities	1,229,463	319,495	2,049	140,358	1,691,365	1,690,440	925	1,275,255	3,000	4,971,958	30,348
Other	2,000	-	2,742	7,405	12,147	11,996	151	12,837	216	2,129	(15)
Corporate bonds	7,534,265	3,459,056	6,129,087	11,816,778	28,939,186	28,661,847	277,339	30,742,637	(204,360)	25,778,114	245,936
Bank deposit certificates	369,917	633,830	62,138	735,226	1,801,111	1,801,111	-	2,064,966	-	2,064,177	-
Shares	3,818,518	-	-	-	3,818,518	3,825,240	(6,722)	3,988,134	(541,035)	4,056,205	78,683
Debentures	3,969	59,417	4,617,665	3,676,078	8,357,129	8,218,180	138,949	8,547,271	283,259	6,988,278	43,214
Promissory notes	437,207	2,138,313	1,269,589	118	3,845,227	3,845,992	(765)	4,340,354	-	2,506	-
Foreign corporate bonds	118,493	7,733	9,965	1,723,564	1,859,755	1,776,227	83,528	1,796,042	25,777	4,826,366	(113,711)
Derivative financial instruments (1)	1,149,977	542,847	90,355	717,089	2,500,268	2,399,307	100,961	3,188,115	79,556	1,926,019	310,148
Other	1,636,184	76,916	79,375	4,964,703	6,757,178	6,795,790	(38,612)	6,817,755	(51,917)	5,914,563	(72,398)
PGBL / VGBL restricted bonds	3,459,867	1,965,932	9,292,465	14,739,446	29,457,710	29,457,710	-	26,824,144	-	27,490,263	-
Subtotal	16,736,590	9,501,120	17,016,816	81,191,579	124,446,105	123,491,230	954,875	124,101,429	605,314	116,681,868	279,319
Purchase and sale commitments (2)	18,351,020	4,506,915	365,032	55,247	23,278,214	23,278,214	-	22,008,579	-	15,690,593	-
Hedge – cash flow (Note 8g)	-	-	-	-	-	-	(80,784)	-	(282,877)	-	-
Overall total	35,087,610	14,008,035	17,381,848	81,246,826	147,724,319	146,769,444	874,091	146,110,008	322,437	132,372,461	279,319

c) Consolidated classification by category, maturity and business segment

I) Trading securities

Securities (3)	R$ thousand

	2009									2008

	September 30							June 30		September 30

	1 to 30 days	31 to 180 days	181 to 360 days	More than360 days	Market/ book value(5) (6) (7)	Restated cost value	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market

- Financial	7,687,272	6,583,058	6,768,237	24,105,898	45,144,465	44,614,287	530,178	49,576,877	798,523	44,730,606	199,881
National treasury bills	1,797,744	277,132	33,012	730,400	2,838,288	2,838,178	110	3,107,525	13,519	12,743,534	(9,429)
Financial treasury bills	45,042	1,127,808	179,353	9,494,204	10,846,407	10,853,372	(6,965)	10,281,630	(8,142)	4,312,716	(8,349)
Bank deposit certificates	207,747	614,157	10,018	696,695	1,528,617	1,528,617	-	1,489,358	-	1,513,292	-
Derivative financial instruments (1)	1,149,977	542,847	90,355	717,089	2,500,268	2,399,307	100,961	3,188,115	79,556	1,926,019	310,148
Debentures	2,503	46	4,610,294	1,956,377	6,569,220	6,435,585	133,635	6,527,239	275,053	4,824,458	40,647
Promissory notes	437,207	2,138,091	1,269,412	118	3,844,828	3,845,593	(765)	3,624,278	-	2,047,831	-
Brazilian foreign debt notes	-	-	-	35,853	35,853	32,085	3,768	38,284	3,591	34,514	1,314
National treasury notes (4)	2,563,752	1,555,463	565,494	7,057,318	11,742,027	11,446,147	295,880	16,068,566	429,879	7,740,060	(165,063)
Foreign corporate securities	-	7,729	5,482	54,134	67,345	63,709	3,636	89,573	774	3,217,050	257
Foreign government securities	1,229,233	319,495	2,049	7,539	1,558,316	1,555,191	3,125	1,130,562	7,472	4,971,958	30,348
Shares (4)	54,131	-	-	-	54,131	54,131	-	45,357	-	82,694	(67)
Other	199,936	290	2,768	3,356,171	3,559,165	3,562,372	(3,207)	3,986,390	(3,179)	1,316,480	75
- Insurance companies and certificated savings plans	1,143,184	184,634	203,985	482,407	2,014,210	2,014,210	-	2,168,282	-	3,026,837	-
Financial treasury bills	11,026	181,324	132,627	356,434	681,411	681,411	-	680,351	-	1,104,940	-
National treasury bills	-	-	20,760	54,745	75,505	75,505	-	33,784	-	323,412	-
Bank deposit certificates	33,986	1,538	50,598	6,969	93,091	93,091	-	287,138	-	343,606	-
National treasury notes	-	1,772	-	6,462	8,234	8,234	-	7,907	-	275,361	-
Shares	34,651	-	-	-	34,651	34,651	-	30,003	-	24,588	-
Debentures	-	-	-	4,384	4,384	4,384	-	4,525	-	90,338	-
Foreign private bonds	47,730	-	-	-	47,730	47,730	-	49,740	-	-	-
Promissory notes	-	-	-	-	-	-	-	105,369	-	-	-
Other	1,015,791	-	-	53,413	1,069,204	1,069,204	-	969,465	-	864,592	-

Securities (3)	R$ thousand

	2009									2008

	September 30							June 30		September 30

	1 to 30 days	31 to 180 days	181 to 360days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Market/ book value(5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market

- Private pension plans	3,689,785	1,966,436	9,305,862	14,954,547	29,916,630	29,916,423	207	27,284,876	-	27,944,509	-
Financial treasury bills	-	504	13,397	186,141	200,042	200,042	-	199,256	-	181,899	-
National treasury notes	-	-	-	16,565	16,565	16,358	207	2,996	-	2,664	-
Bank deposit certificates	3,085	-	-	-	3,085	3,085	-	63,395	-	3,995	-
National treasury bills	-	-	-	9,115	9,115	9,115	-	8,906	-	6,764	-
Shares	2,507	-	-	-	2,507	2,507	-	1,995	-	2,300	-
Debentures	-	-	-	-	-	-	-	34	-	2,335	-
PGBL / VGBL restricted bonds	3,459,867	1,965,932	9,292,465	14,739,446	29,457,710	29,457,710	-	26,824,144	-	27,490,263	-
Other	224,326	-	-	3,280	227,606	227,606	-	184,150	-	254,289	-
- Other activities	114,828	6,008	25,724	181,280	327,840	327,840	-	282,460	-	281,201	-
Financial treasury bills	23,856	4,980	12,551	144,444	185,831	185,831	-	224,449	-	135,186	-
Bank deposit certificates	19,190	276	1,030	12,804	33,300	33,300	-	31,047	-	19,741	-
National treasury bills	-	-	4,636	14,615	19,251	19,251	-	13,927	-	56,808	-
Debentures	1,466	-	7,330	7,790	16,586	16,586	-	11,599	-	61,268	-
National treasury notes	69,563	-	-	1,367	70,930	70,930	-	413	-	7,758	-
Promissory notes	-	222	177	-	399	399	-	284	-	-	-
Other	753	530	-	260	1,543	1,543	-	741	-	440	-
Subtotal	12,635,069	8,740,136	16,303,808	39,724,132	77,403,145	76,872,760	530,385	79,312,495	798,523	75,983,153	199,881
Purchase and sale commitments (2)	18,351,020	4,506,915	365,032	55,247	23,278,214	23,278,214	-	22,008,579	-	15,690,593	-
- Financial	-	3,809,129	-	55,247	3,864,376	3,864,376	-	3,527,379	-	3,085,069	-
- Insurance companies and certificated savings plans	3,422,351	-	365,032	-	3,787,383	3,787,383	-	3,185,045	-	2,982,261	-
- Private pension plans	14,928,669	697,786	-	-	15,626,455	15,626,455	-	15,296,155	-	9,623,263	-
- PGBL/VGBL	13,250,839	697,786	-	-	13,948,625	13,948,625	-	14,399,292	-	9,195,792	-
- Funds	1,677,830	-	-	-	1,677,830	1,677,830	-	896,863	-	427,471	-
Overall total	30,986,089	13,247,051	16,668,840	39,779,379	100,681,359	100,150,974	530,385	101,321,074	798,523	91,673,746	199,881
Derivative financial instruments (liabilities)	(1,272,793)	(132,615)	(91,911)	(171,377)	(1,668,696)	(1,719,256)	50,560	(2,599,199)	31,993	(2,325,983)	(165,976)

II) Available -for-sale securities

Securities (3)	R$ thousand

	2009									2008

	September 30							June 30		September 30

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market

- Financial	1,457,159	673,212	622,306	15,028,416	17,781,093	17,213,838	567,255	15,449,063	260,959	12,401,469	373,643
National treasury bills	10	489,560	-	1,380,435	1,870,005	1,875,631	(5,626)	606,636	2,097	68,774	-
Brazilian foreign debt securities	2	-	-	1,884,128	1,884,130	1,466,248	417,882	1,982,078	365,894	1,925,089	266,969
Foreign corporate securities	70,763	4	4,483	1,669,430	1,744,680	1,664,788	79,892	1,656,729	25,003	1,609,316	(113,968)
National treasury notes (4)	-	-	537,705	7,189,916	7,727,621	7,772,139	(44,518)	6,586,789	(17,318)	5,814,002	(100,208)
Financial treasury bills	-	30,322	277	313,746	344,345	344,372	(27)	343,844	(56)	130,168	575
Bank deposit certificates	104,831	17,859	492	18,758	141,940	141,940	-	193,719	-	181,898	-
Debentures	-	59,371	-	857,507	916,878	918,204	(1,326)	1,252,358	1,070	768,345	(2,082)
Shares (4)	1,134,294	-	-	-	1,134,294	987,309	146,985	944,382	(71,962)	917,466	391,523
Privatization currencies	-	-	-	95,275	95,275	80,423	14,852	99,365	15,576	98,803	15,000
Foreign governments bonds	230	-	-	132,819	133,049	135,249	(2,200)	144,693	(4,472)	-	-
Other	147,029	76,096	79,349	1,486,402	1,788,876	1,827,535	(38,659)	1,638,470	(54,873)	887,608	(84,166)
- Insurance companies andcertificated savings plans	1,412,387	27,806	30,559	500,660	1,971,412	2,039,647	(68,235)	2,113,333	(221,590)	2,160,357	(173,453)
Financial treasury bills	-	27,806	30,527	69,178	127,511	127,432	79	124,167	91	74,668	41
Shares	1,362,038	-	-	-	1,362,038	1,440,857	(78,819)	1,380,060	(236,251)	1,362,430	(191,857)
Debentures	-	-	32	163,624	163,656	157,016	6,640	127,653	7,136	522,382	4,649
Promissory notes	-	-	-	-	-	-	-	168,351	-	152,849	-
National treasury bills	-	-	-	267,858	267,858	267,398	460	261,726	1,083	-	-
Other	50,349	-	-	-	50,349	46,944	3,405	51,376	6,351	48,028	13,714
- Private pension plans	1,230,760	59,966	57,868	266,211	1,614,805	1,689,454	(74,649)	2,335,776	(232,683)	2,166,817	(120,812)
Shares	1,230,760	-	-	-	1,230,760	1,305,767	(75,007)	1,586,214	(232,927)	1,666,649	(120,976)
Financial treasury bills	-	59,966	57,868	193,629	311,463	311,105	358	307,490	244	171,561	164
Promissory notes	-	-	-	-	-	-	-	442,072	-	305,698	-
Other	-	-	-	72,582	72,582	72,582	-	-	-	22,909	-
- Other activities	1,215	-	-	-	1,215	1,096	119	432	105	1,723	60

Securities (3)	R$ thousand

	2009									2008

	September 30							June 30		September 30

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market

Bank deposit certificates	1,078	-	-	-	1,078	1,078	-	309	-	1,645	-
Shares	137	-	-	-	137	18	119	123	105	78	60
Subtotal	4,101,521	760,984	710,733	15,795,287	21,368,525	20,944,035	424,490	19,898,604	(193,209)	16,730,366	79,438
Hedge – cash flow (Note 8g)	-	-	-	-	-	-	(80,784)	-	(282,877)	-	-
Overall total	4,101,521	760,984	710,733	15,795,287	21,368,525	20,944,035	343,706	19,898,604	(476,086)	16,730,366	79,438

III) Held-to-maturity securities

Securities (3)	R$ thousand

	2009						2008

	September 30					June 30	September 30

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Restated cost value (5) (6)	Restated cost value (5) (6)	Restated cost value (5) (6)

Financial	-	-	2,266	873,612	875,878	973,821	939,862
Brazilian foreign debt notes	-	-	-	862,422	862,422	960,665	927,815
Financial treasury bills	-	-	2,266	11,190	13,456	13,156	12,047
Insurance companies and certificated savings plans	-	-	-	7,385,646	7,385,646	7,135,787	6,196,126
Debentures	-	-	-	-	-	-	87,268
National treasury notes	-	-	-	7,385,646	7,385,646	7,135,787	6,108,858
Private pension plans	-	-	9	17,412,902	17,412,911	16,780,722	16,832,361
Debentures	-	-	9	686,396	686,405	623,863	631,884
National treasury notes	-	-	-	16,726,506	16,726,506	16,156,859	16,200,354
Financial treasury bills	-	-	-	-	-	-	123
Overall total (4)	-	-	2,275	25,672,160	25,674,435	24,890,330	23,968,349

d) Breakdown of the portfolios by publication items

Securities (3)	R$ thousand

	2009						2008

	1 to 30	31 to 180	181 to 360	More than	Total on	Total on June 30	Total on
	days	days	days	360 days	September 30	(3) (5) (6) (7)	September 30
					(3) (5) (6) (7)		(3) (5) (6) (7)

Own portfolio	33,672,241	11,998,362	16,689,315	58,246,445	120,606,363	114,094,211	102,011,049
Fixed income securities	29,853,723	11,998,362	16,689,315	58,246,445	116,787,845	110,106,077	97,954,844
•Financial treasury bills	79,924	1,369,428	308,384	3,632,795	5,390,531	4,178,426	5,008,388
•Purchase and sale commitments (2)	18,351,020	4,506,915	365,032	55,247	23,278,214	22,008,579	15,690,593
•National treasury notes	2,633,315	604,822	657,224	24,260,703	28,156,064	30,252,655	23,209,121
•Brazilian foreign debt securities	2	-	-	2,717,779	2,717,781	1,097,049	2,359,474
•Bank deposit certificates	369,917	633,830	62,138	735,226	1,801,111	2,064,966	2,064,177
•National treasury bills	1,532,362	315,561	22,687	1,635,069	3,505,679	911,382	1,664,698
•Foreign corporate securities	118,493	7,733	9,965	1,681,518	1,817,709	1,775,404	2,803,307
•Debentures	3,969	59,417	4,617,665	3,676,078	8,357,129	8,547,271	6,792,141
•Promissory notes	437,207	2,138,313	1,269,589	118	3,845,227	4,340,354	-
•Foreign government securities	1,229,463	319,495	2,049	140,358	1,691,365	1,275,255	4,971,958
•PGBL/VGBL restricted bonds	3,459,867	1,965,932	9,292,465	14,739,446	29,457,710	26,824,144	27,490,263
•Other	1,638,184	76,916	82,117	4,972,108	6,769,325	6,830,592	5,900,724
Equity securities	3,818,518	-	-	-	3,818,518	3,988,134	4,056,205
•Shares of listed companies (technical provision)	911,749	-	-	-	911,749	1,324,940	706,921
•Shares of listed companies (other) (4)	2,906,769	-	-	-	2,906,769	2,663,194	3,349,284
Restricted bonds	265,392	1,454,701	602,178	22,251,028	24,573,299	28,754,120	28,391,068
Repurchase agreements	37	2,227	8,104	1,480,890	1,491,258	1,214,854	6,356,991
•National treasury bills	37	561	7,121	6	7,725	15,366	2,365,011
•Brazilian foreign debt securities	-	-	-	64,624	64,624	180,374	527,944
•Financial treasury bills	-	1,666	983	1,374,214	1,376,863	998,476	83,870
•National treasury notes	-	-	-	-	-	-	1,160,970
•Foreign corporate securities	-	-	-	42,046	42,046	20,638	2,023,059
•Debentures	-	-	-	-	-	-	196,137
Brazilian Central Bank	264,519	1,072,854	393,635	15,779,950	17,510,958	18,707,724	16,412,647
•National treasury bills	264,519	192,781	-	644,062	1,101,362	2,111,478	7,048,085
•National treasury notes	-	880,073	393,635	10,914,268	12,187,976	11,531,972	8,998,551

Securities (3)	R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on September 30 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)

•Financial treasury bills	-	-	-	4,221,620	4,221,620	5,064,274	366,011
Privatization currencies	-	-	-	95,275	95,275	99,365	98,803
Collateral provided	836	379,620	200,439	4,894,913	5,475,808	8,732,177	5,522,627
•National treasury bills	836	257,789	28,600	178,031	465,256	970,494	2,096,299
•Financial treasury bills	-	49,491	119,499	1,508,073	1,677,063	1,883,389	645,913
•National treasury notes	-	72,340	52,340	3,208,809	3,333,489	4,174,690	2,780,415
•Brazilian foreign debt securities	-	-	-	-	-	1,703,604	-
Derivative financial instruments (1)	1,149,977	542,847	90,355	717,089	2,500,268	3,188,115	1,926,019
Securities purpose of unrestricted purchase and salecommitments	-	12,125	-	32,264	44,389	73,562	44,325
•National treasury bills	-	-	-	-	-	23,784	25,199
•Financial treasury bills	-	12,125	-	32,264	44,389	49,778	19,126
Overall total	35,087,610	14,008,035	17,381,848	81,246,826	147,724,319	146,110,008	132,372,461
%	23.8	9.4	11.8	55.0	100.0	100.0	100.0

(1) For comparison purposes with the criterion adopted by Bacen Circular Letter 3,068/02 and due to securities characteristics, we are considering the derivative financial instruments, except the ones considered cash flow hedge under the category “Trading Securities”;
(2) These refer to investment funds and managed portfolios applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries, except the ones considered cash flow hedge included in the consolidated financial statements;
(3) The investment fund quotas were distributed according to instruments composing their portfolios and preserving the classification of funds category;
(4) In compliance with the provisions of Article 8 of Bacen Circular Letter 3,068/02, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the ‘held-to-maturity securities’ category. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations on the reference date of September 30, 2009. On December 31, 2008, R$454,090 thousand of shares issued by Visa Inc. and R$9,836,218 thousand of NTN were transferred from “Available -for-Sale Securities” to “Trading Securities”; and respective amounts of R$454,090 thousand and R$211,085 thousand were also transferred, due to the management’s intention as to their trading;
(5) The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(6) This column reflects book value subsequent to mark-to-market according to item (7), except for held-to-maturity securities, whose market value is higher than the restated cost value in the amount of R$3,604,723 thousand (June 30, 2009 – R$2,550,600 thousand and September 30, 2008 – R$1,383,810 thousand); and
(7) The market value of securities is determined based on the market price available on the balance sheet date. Should there be no market prices available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of respective quotas.

e) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in equity or memorandum accounts, to meet its own needs to manage its global exposure, as well as to answer its clients’ requests, in order to manage their exposures. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments with a view to mitigating risks deriving from operations carried out by Bradesco and its subsidiaries.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated at the consolidated balance sheet by its estimated fair value. The fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on market operator’s quotations, pricing models, discounted cash flows or similar techniques to which the determination of fair value may require judgment or significant estimates by management.

Market price quotations are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flows modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained at BM&FBovespa (Futures and Commodities Exchange) and in the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. Fair Value of loan derivative instruments is determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to price the volatilities.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are recorded at Cetip (OTC Clearing House) and BM&FBovespa.

Operations involving forward contracts of indexes and currencies are carried out to manage and hedge institution’s global exposures and in operations to meet our clients’ needs.

Derivative financial instruments abroad refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as at over-the-counter markets.

I) Amount of derivative financial instruments recorded in equity and memorandum accounts

	R$ thousand

	2009					2008

	September 30		June 30		September 30

	Overall amount	Net amount	Overall amount	Net amount	Net amount	Overall amount

Future contracts
Purchase commitments:	20,300,706		26,535,520		8,191,781
- Interbank market	14,966,795	-	18,105,385	-	4,492,348	-
- Foreign currency	5,121,842	-	8,430,135	-	3,699,433	-
- Other	212,069	212,069	-	-	-	-
Sale commitments:	83,643,484		93,159,820		48,170,036
- Interbank market (1)	66,115,070	51,148,275	73,386,712	55,281,327	29,231,975	24,739,627
- Foreign currency (2)	17,528,414	12,406,572	19,773,108	11,342,973	18,908,134	15,208,701
- Other	-	-	-	-	29,927	29,927
Option contracts
Purchase commitments:	6,190,748		5,246,691		11,210,982
- Interbank market	3,486,101	-	3,745,700	-	2,949,500	-
- Foreign currency	1,877,220	1,291,432	668,453	50,269	2,669,516	-
- Other	827,427	-	832,538	-	5,591,966	-
Sale commitments:	7,739,967		8,431,045		14,209,585
- Interbank market	6,079,200	2,593,099	6,598,700	2,853,000	3,797,500	848,000
- Foreign currency	585,788	-	618,184	-	3,307,405	637,889
- Other	1,074,979	247,552	1,214,161	381,623	7,104,680	1,512,714
Forward contracts
Purchase commitments:	4,558,877		5,527,993		3,925,720
- Foreign currency	4,347,947	-	4,269,773	-	3,788,025	1,781,696
- Other	210,930	-	1,258,220	746,002	137,695	71,096
Sale commitments:	5,560,076	-	5,395,478		2,072,928
- Foreign currency	4,811,137	463,190	4,883,260	613,487	2,006,329	-
- Other	748,939	538,009	512,218	-	66,599	-
Swap contracts
Long position:	15,269,952		15,629,948		38,009,328
- Interbank market	5,550,665	1,669,062	5,792,314	897,827	9,115,285	904,681
- Prefixed	1,916,135	1,573,162	672,466	376,687	858,741	245,995
- Foreign currency (3)	6,241,120	-	7,034,175	-	25,734,359	-
- Reference Interest Rate - TR	867,749	712,555	1,618,507	1,458,975	839,591	595,819

	R$ thousand

	2009				2008

	September 30		June 30		September 30

	Overall amount	Net amount	Overall amount	Net amount	Net amount	Overall amount

- Special Clearance and Custody System (Selic)	207,293	113,692	246,726	148,623	376,583	317,157
- General Price Index –Market (IGP-M)	84,443	-	99,630	-	301,444	-
- Other (3)	402,547	-	166,130	-	783,325	-
Short position:	14,469,958		15,075,001		37,747,303
- Interbank market	3,881,603	-	4,894,487	-	8,210,604	-
- Prefixed	342,973	-	295,779	-	612,746	-
- Foreign currency (3)	8,934,516	2,693,396	8,632,717	1,598,542	27,167,068	1,432,709
- TR	155,194	-	159,532	-	243,772	-
- Selic	93,601	-	98,103	-	59,426	-
- IGP-M	488,901	404,458	450,264	350,634	646,577	345,133
- Other (3)	573,170	170,623	544,119	377,989	807,110	23,785

(1) It includes cash flow hedge to protect CDI-related funding in the amount of R$59,850,104 thousand (on June 30, 2009 – R$60,632,223 thousand) (Note 8g);
(2) It includes specific hedge to protect investments abroad that totaled R$10,645,246 thousand (June 30, 2009 – R$11,418,447 thousand and September 30, 2009 – R$11,108,089 thousand) (Note 13a); and
(3) It includes loan derivative operations (Note 8f).

Derivatives include operations maturing in D+1.

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand

	2009						2008

	September 30			June 30			September 30

	Restated cost	Adjustment to market value	Market value	Restated cost	Adjustment to market value	Market value	Restated cost	Adjustment to market value	Market value

Adjustment receivables – swap	969,656	121,659	1,091,315	913,293	101,558	1,014,851	999,480	249,542	1,249,022
Receivable forward purchases	214,202	(65)	214,137	1,305,286	(15)	1,305,271	415,003	107	415,110
Receivable forward sales	1,094,887	(244)	1,094,643	803,901	17	803,918	43,573	112	43,685
Premiums on exercisable options	120,562	(20,389)	100,173	86,079	(22,004)	64,075	157,815	60,387	218,202
Total assets	2,399,307	100,961	2,500,268	3,108,559	79,556	3,188,115	1,615,871	310,148	1,926,019
Adjustment payables – swap	(298,782)	7,461	(291,321)	(452,591)	(7,313)	(459,904)	(977,106)	(9,891)	(986,997)
Payable forward purchases	(347,173)	65	(347,108)	(1,325,859)	15	(1,325,844)	(139,365)	(107)	(139,472)
Payable forward sales	(776,234)	244	(775,990)	(540,437)	(17)	(540,454)	(266,018)	(112)	(266,130)
Premiums on written options	(297,067)	42,790	(254,277)	(312,305)	39,308	(272,997)	(777,518)	(155,866)	(933,384)
Total liabilities	(1,719,256)	50,560	(1,668,696)	(2,631,192)	31,993	(2,599,199)	(2,160,007)	(165,976)	(2,325,983)

III) Future, option, forward and swap contracts

	R$ thousand

	2009						2008

	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on September 30	Total on June 30	Total on September 30

Future contracts	24,899,094	46,915,242	9,341,374	22,788,480	103,944,190	119,695,340	56,361,817
Option contracts	9,408,163	2,744,256	481,962	1,296,334	13,930,715	13,677,736	25,420,567
Forward contracts	7,099,126	1,715,189	1,120,739	183,899	10,118,953	10,923,471	5,998,648
Swap contracts	4,123,763	1,521,983	1,927,619	6,605,272	14,178,637	14,615,097	36,760,306
Total on September 30, 2009	45,530,146	52,896,670	12,871,694	30,873,985	142,172,495
Total on June 30, 2009	66,328,073	18,804,460	39,671,795	34,107,316		158,911,644
Total on September 30, 2008	47,840,541	22,818,469	16,136,609	37,745,719			124,541,338

IV) Types of margin granted as collateral for derivative financial instruments, mainly comprising futures contracts

	R$ thousand

	2009		2008

	September 30	June 30	September 30

Government securities
National treasury notes	2,592,397	2,947,663	2,329,164
Financial treasury bills	14,157	434,577	15,212
National treasury bills	87,332	85,047	693,336
Total	2,693,886	3,467,287	3,037,712

V) Net revenues and expenses amounts

	R$ thousand

	2009			2008

	3 rd quarter	2 nd quarter	September 30 YTD	September 30 YTD

Swap contracts	173,658	277,734	615,726	160,315
Forward contracts	68,302	51,768	283,524	5,663
Option contracts	10,995	397,507	593,837	(83,055)
Futures contracts	1,280,883	1,432,571	2,859,185	(146,554)
Foreign exchange variation of investments abroad	(886,877)	(1,329,717)	(2,338,050)	753,625
Total	646,961	829,863	2,014,222	689,994

VI) Overall amounts of derivative financial instruments, broken down by trading place and counter-parties

	R$ thousand

	2009		2008

	September 30	June 30	September 30

Cetip - OTC Clearing House (over-the-counter)	8,312,354	4,323,168	8,913,229
BM&FBovespa (stock exchange)	124,804,629	142,896,716	104,960,929
Foreign (over-the-counter) (1)	5,250,044	9,614,651	8,263,557
Foreign (stock exchange) (1)	3,805,468	2,077,109	2,403,623
Total	142,172,495	158,911,644	124,541,338

(1) Comprise operations carried out at the Stock Exchanges of Chicago and New York and at over-the-counter markets.

On September 30, 2009, counter-parties are distributed among corporate clients with 88%, financial institutions with 10% and individuals/others with 2%. Specifically regarding exchange financial instruments, we point out that Bradesco did not carry out exotic options, so called target forward swap, or any other leveraged derivatives, as well as amounts payable or receivable, outstanding on September 30, 2009, do not show concentration regarding individual counter-parties.

f) Credit Default Swaps (CDS)

They usually represent a bilateral agreement in which one of the parties purchases protection against credit risk of a certain financial instrument (the risk is transferred) . The selling counterparty receives a stream of payments that is usually paid in a linear manner during the operation effectiveness.

In case of default, the purchasing counterparty shall receive a payment to offset the value of the loss incurred in the financial instrument. In such case, the selling counterparty usually receives the asset object of the agreement in exchange for the payment.

	R$ thousand

	Credit risk amount			Effect on the calculation of the required shareholders’ equity

	2009		2008	2009		2008

	September 30	June 30	September 30	September 30	June 30	September 30

Transferred
Credit swaps whose underlying assets are:
• Securities – Brazilian public debt bond	(560,102)	(614,754)	(649,025)	-	-	-
• Securities – Foreign public debt bond	-	-	(1,914,300)	-	-	(105,287)
• Derivatives with companies	(3,556)	(3,903)	(3,829)	(196)	(215)	(211)
Received
Credit swaps whose underlying assets are:
• Securities – Brazilian public debt bond	8,784,703	9,641,880	11,075,183	-	-	-
• Derivatives with companies	14,225	74,161	319,658	1,565	8,158	35,162
Total	8,235,270	9,097,384	8,827,687	1,369	7,943	(70,336)
Deposited margin	456,399	608,081	853,611

Bradesco carries out operations involving credit derivatives with the purpose of maximizing its risk exposure and asset management. Contracts related to the credit derivatives operations described above have several maturities until 2017, 93.1% of which mature by 2010. The mark-to-market of protection rates that remunerate the counterparty selling protection amount to R$(7,553) thousand (June 30, 2009 – R$(59,657) thousand and September 30, 2008 – R$(117,150) thousand) . During the period, there was no credit event related to triggering events as defined in the contracts.

g) Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from the variability attributable to variable interest risk from Bank Deposit Certificate (CDB) indexed to the Interbank Deposit Rate (DI CETIP), converting variable payments into fixed payments.

Bradesco traded DI Future contracts at BM&FBovespa as of 2009, used as cash flow hedge for funding linked to DI CETIP. The flowing table presents the DI Future position, where:

	R$ thousand

	2009

	September 30	June 30

DI Future with maturity between the years of 2009 and 2017	59,850,104	60,632,223
Funding referring to CDI	59,537,114	60,302,913
Market adjustment recorded in shareholders’ equity (1)	(80,784)	(282,877)
Non-effective market value recorded in result	2,666	6,583

(1) The adjustment in the shareholders’ equity is R$(48,470) thousand net of tax effects (R$(169,726) thousand on June 30, 2009).

Effectiveness of the hedge portfolio was assessed in conformity with Bacen Circular Letter 3,082/02.

h) Income from securities, income on insurance, private pension plans and certificated savings plans and derivative financial instruments

	R$ thousand

	2009			2008

	3 rd quarter	2 nd quarter	September 30 YTD	September 30 YTD

Fixed income securities	1,483,983	1,213,109	4,943,297	3,565,393
Interbank investments (Note 7b)	2,026,461	2,179,304	6,791,134	5,077,112
Equity securities	11,918	13,378	(22,886)	118,973
Subtotal	3,522,362	3,405,791	11,711,545	8,761,478
Income on insurance, private pension plans and certificated savings plans	1,939,020	2,118,288	6,043,375	5,009,643
Income from derivative financial instruments (Note 8e V)	646,961	829,863	2,014,222	689,994
Total	6,108,343	6,353,942	19,769,142	14,461,115

9) INTERBANK ACCOUNTS – RESTRICTED DEPOSITS a) Restricted credit

	R$ thousand

	Remuneration	2009		2008

		September 30	June 30	September 30

Reserve requirements – demand deposits (1)	not remunerated	7,919,537	7,414,842	7,737,154
Reserve requirements – savings deposits	savings index	8,353,550	7,824,829	7,096,022
Additional reserve requirements (2)	Selic rate	-	-	10,707,726
•Time deposit	-	-	-	5,247,306
•Savings deposits	-	-	-	3,434,011
•Demand deposit	-	-	-	2,026,409
Restricted deposits – National Housing System (SFH)	TR + interest rate	474,572	473,139	462,221
Funds from rural loan	not remunerated	578	578	578
Total		16,748,237	15,713,388	26,003,701

(1) As of October 2008 there was a decrease in the rate, from 45% to 42%; and
(2) On September 30, 2009, additional compulsory deposits were classified as follows: R$7,379,230 thousand (on June 30, 2009 – R$7,460,114 thousand) in securities, and R$2,378,186 thousand (on June 30, 2009 - R$1,888,833 thousand) on interbank investments, totaling R$9,757,416 thousand (on June 30, 2009 - R$9,348,947 thousand).

b) Compulsory deposit

	R$ thousand

	2009			2008

	3 rd quarter	2 nd quarter	September 30 YTD	September 30 YTD

Restricted deposits - Bacen (reserves requirement)	130,539	129,662	400,368	1,162,124
Restricted deposits - SFH	6,195	7,219	20,516	19,676
Total	136,734	136,881	420,884	1,181,800

10) LOAN OPERATIONS

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of loan assignment, is presented as follows:

a) By type and maturity

	R$ thousand

	Performing loans

	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2009				2008

							Total on September 30 (A)	% (5)	Total on June 30 (A)	% (5)	Total on September 30 (A)	% (5)

Discounted trade receivables and loans (2)	12,375,785	8,054,618	7,245,196	9,031,066	9,671,289	23,903,296	70,281,250	35.4	68,985,881	35.1	66,570,652	36.2
Financing	2,937,043	2,194,788	1,987,983	5,916,447	7,953,137	25,193,628	46,183,026	23.3	44,568,432	22.8	45,772,344	24.9
Agricultural and agribusiness financing	754,015	797,085	523,394	1,219,709	3,378,426	4,365,559	11,038,188	5.6	10,130,085	5.2	11,039,902	6.0
Subtotal	16,066,843	11,046,491	9,756,573	16,167,222	21,002,852	53,462,483	127,502,464	64.3	123,684,398	63.1	123,382,898	67.1
Leasing operations	832,753	636,124	656,552	1,912,565	3,423,355	11,835,397	19,296,746	9.7	19,738,056	10.1	18,274,481	9.9
Advances on foreign exchange contracts (1)	1,165,126	1,664,756	889,862	2,696,801	1,124,874	-	7,541,419	3.8	9,541,830	4.9	6,723,529	3.6
Subtotal	18,064,722	13,347,371	11,302,987	20,776,588	25,551,081	65,297,880	154,340,629	77.8	152,964,284	78.1	148,380,908	80.6
Other receivables (3)	4,056,984	858,566	761,405	1,448,071	1,206,154	1,190,592	9,521,772	4.8	9,489,073	4.8	6,178,409	3.4
Total loan operations	22,121,706	14,205,937	12,064,392	22,224,659	26,757,235	66,488,472	163,862,401	82.6	162,453,357	82.9	154,559,317	84.0
Sureties and guarantees	1,255,676	689,626	577,817	3,871,698	2,732,822	23,276,482	32,404,121	16.3	31,258,914	16.0	27,658,549	15.1
Loan assignment (4)	24,089	23,402	22,599	63,107	106,671	112,556	352,424	0.2	332,961	0.2	508,284	0.3
Loan assignment – Real estate receivables
certificate	32,470	32,469	32,467	93,441	139,451	468,845	799,143	0.4	835,935	0.4	333,459	0.2
Advances of credit card receivables	269,326	120,114	85,561	222,627	252,084	60,951	1,010,663	0.5	963,014	0.5	696,159	0.4
Overall total on September 30, 2009	23,703,267	15,071,548	12,782,836	26,475,532	29,988,263	90,407,306	198,428,752	100.0
Overall total on June 30, 2009	24,557,755	14,957,842	11,898,069	23,395,672	32,684,909	88,349,934			195,844,181	100.0
Overall total on September 30, 2008	26,182,664	14,510,562	11,564,863	21,449,911	27,303,568	82,744,200					183,755,768	100.0

	R$ thousand

	Non-performing loans

	Performing loans

	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	2009				2008

						Total on September 30 (A)	% (5)	Total on June 30 (A)	% (5)	Total on September 30 (A)	% (5)

Discounted trade receivables and loans (2)	682,048	537,383	581,419	1,240,962	1,697,284	4,739,096	73.7	4,772,610	75.1	3,579,163	76.5
Financing	233,421	167,403	105,104	198,651	193,028	897,607	14.0	898,900	14.2	787,134	16.8
Agricultural and agribusiness financing	31,636	33,942	17,519	60,888	41,660	185,645	2.9	181,373	2.9	63,902	1.4
Subtotal	947,105	738,728	704,042	1,500,501	1,931,972	5,822,348	90.6	5,852,883	92.2	4,430,199	94.7
Leasing operations	99,115	81,553	48,123	98,139	96,559	423,489	6.6	356,054	5.6	118,963	2.5
Advances on foreign exchange contracts (1)	13,092	25,985	12,252	21,737	20,812	93,878	1.5	70,995	1.1	64,530	1.4
Subtotal	1,059,312	846,266	764,417	1,620,377	2,049,343	6,339,715	98.7	6,279,932	98.9	4,613,692	98.6
Other receivables (3)	4,325	3,804	2,939	14,397	55,919	81,384	1.3	69,008	1.1	65,804	1.4
Overall total on September 30, 2009	1,063,637	850,070	767,356	1,634,774	2,105,262	6,421,099	100.0
Overall total on June 30, 2009	1,096,610	898,304	900,632	1,632,768	1,820,626			6,348,940	100.0
Overall total on September 30, 2008	896,051	636,828	586,843	1,099,845	1,459,929					4,679,496	100.0

	R$ thousand

	Non-performing loans

	Performing loans

	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2009				2008

							Total on September 30 (A)	% (5)	Total on June 30 (A)	% (5)	Total on September 30 (A)	% (5)

Discounted trade receivables and loans (2)	365,309	292,784	305,440	626,008	831,360	1,536,359	3,957,260	37.0	3,758,023	35.6	2,543,800	35.6
Financing (2)	218,061	197,774	201,153	543,855	844,178	1,805,579	3,810,600	35.7	4,012,618	37.9	3,492,704	48.7
Agricultural and agribusiness financing	20,194	8,348	3,529	12,858	50,411	300,881	396,221	3.7	419,211	4.0	239,482	3.3
Subtotal	603,564	498,906	510,122	1,182,721	1,725,949	3,642,819	8,164,081	76.4	8,189,852	77.5	6,275,986	87.6
Leasing operations	79,938	63,943	67,697	203,248	385,064	1,690,288	2,490,178	23.3	2,352,479	22.2	853,342	11.9
Subtotal	683,502	562,849	577,819	1,385,969	2,111,013	5,333,107	10,654,259	99.7	10,542,331	99.7	7,129,328	99.5
Other receivables (3)	609	609	530	2,001	12,014	15,683	31,446	0.3	32,351	0.3	38,201	0.5
Overall total on September 30, 2009	684,111	563,458	578,349	1,387,970	2,123,027	5,348,790	10,685,705	100.0
Overall total on June 30, 2009	683,166	576,367	557,322	1,353,781	2,141,981	5,262,065			10,574,682	100.0
Overall total on September 30, 2008	532,141	444,323	426,059	1,007,372	1,503,303	3,254,331					7,167,529	100.0

	R$ thousand

	Overall total

	2009				2008

	Total on September 30 (A+B+C)	% (5)	Total on June 30 (A+B+C)	% (5)	Total on September 30 (A+B+C)	% (5)

Discounted trade receivables and loans (2)	78,977,606	36.5	77,516,514	36.4	72,693,615	37.2
Financing	50,891,233	23.7	49,479,950	23.3	50,052,182	25.6
Agricultural and agribusiness financing	11,620,054	5.4	10,730,669	5.0	11,343,286	5.8
Subtotal	141,488,893	65.6	137,727,133	64.7	134,089,083	68.6
Leasing operations	22,210,413	10.3	22,446,589	10.5	19,246,786	9.8
Advances on foreign exchange contracts (1)	7,635,297	3.5	9,612,825	4.5	6,788,059	3.5
Subtotal	171,334,603	79.4	169,786,547	79.7	160,123,928	81.9
Other receivables (3)	9,634,602	4.5	9,590,432	4.5	6,282,414	3.2
Total loan operations	180,969,205	83.9	179,376,979	84.2	166,406,342	85.1
Sureties and guarantees	32,404,121	15.0	31,258,914	14.7	27,658,549	14.1
Loan assignment (4)	352,424	0.2	332,961	0.2	508,284	0.3
Loan assignment – real estate receivable certificate	799,143	0.4	835,935	0.4	333,459	0.2
Advance of credit card receivables	1,010,663	0.5	963,014	0.5	696,159	0.3
Overall total on September 30, 2009	215,535,556	100.0
Overall total on June 30, 2009			212,767,803	100.0
Overall total on September 30, 2008					195,602,793	100.0

(1) Advances on foreign exchange contracts are written-down classified to item “Other Liabilities”;
(2) It includes loans of credit card operations and operations for prepaid credit card receivables in the amount of R$8,523,846 thousand (June 30, 2009 – R$8,336,592 thousand and September 30, 2008 – R$7,583,903 thousand);
(3) Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on purchase of assets, securities and credit instruments receivable, income receivable on foreign exchange contracts and export contracts receivables and credit card receivables (cash and credit purchases from storeowners) in the amount of R$6,866,291 thousand (June 30, 2009 – R$6,399,688 thousand and September 30, 2008 – R$5,772,293 thousand);
(4) Restated amount of the loan assignment up to September 30, 2009, net of installments received; and
(5) Ratio between type and total loan portfolio including sureties and guarantee.

b) By type and risk level

Loan operations	R$ thousand

	Risk levels

	AA	A	B	C	D	E	F	G	H	2009				2008

										Total on September 30%		Total on June 30%		Total on September 30%

Discounted trade
receivables and
loan	16,635,033	32,372,354	7,813,609	12,463,700	1,888,385	1,067,241	876,166	885,716	4,975,402	78,977,606	43.7	77,516,514	43.2	72,693,615	43.6
Financings	8,918,926	23,084,337	6,092,092	9,738,173	838,835	357,367	265,823	227,587	1,368,093	50,891,233	28.1	49,479,950	27.6	50,052,182	30.1
Agricultural and
agribusiness
financings	1,352,482	2,998,588	1,653,286	4,514,831	517,944	91,388	226,504	84,367	180,664	11,620,054	6.4	10,730,669	6.0	11,343,286	6.8
Subtotal	26,906,441	58,455,279	15,558,987	26,716,704	3,245,164	1,515,996	1,368,493	1,197,670	6,524,159	141,488,893	78.2	137,727,133	76.8	134,089,083	80.5
Leasing operations	172,792	11,029,496	3,088,400	5,837,423	567,841	297,130	242,075	177,528	797,728	22,210,413	12.3	22,446,589	12.5	19,246,786	11.6
Advances on
foreign exchange
contracts	4,326,905	1,516,042	1,116,535	503,436	51,402	1,613	2,815	58,040	58,509	7,635,297	4.2	9,612,825	5.4	6,788,059	4.1
Subtotal	31,406,138	71,000,817	19,763,922	33,057,563	3,864,407	1,814,739	1,613,383	1,433,238	7,380,396	171,334,603	94.7	169,786,547	94.7	160,123,928	96.2
Other receivables	269,421	7,391,067	472,165	1,199,442	60,477	25,415	15,219	13,816	187,580	9,634,602	5.3	9,590,432	5.3	6,282,414	3.8
Overall total on
September 30,
2009	31,675,559	78,391,884	20,236,087	34,257,005	3,924,884	1,840,154	1,628,602	1,447,054	7,567,976	180,969,205	100.0
%	17.5	43.3	11.2	18.9	2.2	1.0	0.9	0.8	4.2	100.0
Overall total on
June 30, 2009	32,222,874	76,945,040	21,178,017	33,448,248	4,078,333	1,785,872	1,946,725	1,366,581	6,405,289			179,376,979	100.0
%	18.0	42.9	11.8	18.6	2.3	1.0	1.1	0.7	3.6			100.0
Overall total on
September 30,
2008	34,263,981	74,013,195	19,448,081	28,427,155	2,327,200	1,221,809	1,050,106	842,244	4,812,571					166,406,342	100.0
%	20.6	44.5	11.7	17.1	1.4	0.7	0.6	0.5	2.9					100.0

c) Maturity ranges and risk level

	R$ thousand

	Risk levels

	Non-performing loan operations

	AA	A	B	C	D	E	F	G	H	2009				2008

										Total on September 30%		Total on June 30%		Total on September 30%

Installments
falling due	-	-	1,824,606	2,314,516	1,493,381	854,694	785,558	674,137	2,738,813	10,685,705	100.0	10,574,682	100.0	7,167,529	100.0
1 to 30	-	-	136,041	174,190	78,454	49,686	40,212	34,822	170,706	684,111	6.4	683,166	6.5	532,141	7.4
31 to 60	-	-	114,508	140,864	65,415	40,472	33,246	28,534	140,419	563,458	5.3	576,367	5.4	444,323	6.2
61 to 90	-	-	110,504	139,349	67,210	43,580	35,515	30,276	151,915	578,349	5.4	557,322	5.3	426,059	5.9
91 to 180	-	-	235,381	313,583	172,080	112,030	90,268	84,799	379,829	1,387,970	13.0	1,353,781	12.8	1,007,372	14.1
181 to 360	-	-	356,933	477,495	275,454	168,836	141,380	129,253	573,676	2,123,027	19.9	2,141,981	20.3	1,503,303	21.0
More than 360	-	-	871,239	1,069,035	834,768	440,090	444,937	366,453	1,322,268	5,348,790	50.0	5,262,065	49.7	3,254,331	45.4
Past due
installments	-	-	307,222	594,598	539,482	479,336	477,107	517,239	3,506,115	6,421,099	100.0	6,348,940	100.0	4,679,496	100.0
1 to 14	-	-	70,705	126,367	41,327	21,838	17,951	14,779	76,036	369,003	5.7	376,044	5.9	315,988	6.8
15 to 30	-	-	214,065	184,745	93,896	42,251	27,741	21,479	110,457	694,634	10.8	720,566	11.4	580,063	12.4
31 to 60	-	-	22,452	265,420	159,850	93,667	54,790	66,784	187,107	850,070	13.2	898,304	14.1	636,828	13.6
61 to 90	-	-		12,977	217,133	116,171	80,304	66,358	274,413	767,356	12.0	900,632	14.2	586,843	12.5
91 to 180	-	-		5,089	27,276	196,274	280,669	326,338	799,128	1,634,774	25.5	1,632,768	25.7	1,099,845	23.5
181 to 360	-	-		-	-	9,135	15,652	19,951	1,985,237	2,029,975	31.6	1,715,798	27.0	1,353,380	28.9
More than 360	-	-		-	-	-	-	1,550	73,737	75,287	1.2	104,828	1.7	106,549	2.3
Subtotal	-	-	2,131,828	2,909,114	2,032,863	1,334,030	1,262,665	1,191,376	6,244,928	17,106,804		16,923,622		11,847,025
Specific
provision	-	-	21,318	87,274	203,287	400,209	631,333	833,963	6,244,928	8,422,312		7,479,684		5,273,879

	R$ thousand

	Risk levels

	Performing loan operations

	AA	A	B	C	D	E	F	G	H	2009				2008

										Total on September 30%		Total on June 30%		Total on September 30%

Installments
falling due	31,675,559	78,391,884	18,104,259	31,347,891	1,892,021	506,124	365,937	255,678	1,323,048	163,862,401	100.0	162,453,357	100.0	154,559,317	100.0
1 to 30	3,179,548	12,424,705	1,770,668	4,083,325	289,333	61,726	39,271	29,429	243,701	22,121,706	13.5	22,469,792	13.8	24,918,945	16.1
31 to 60	2,901,335	6,743,474	1,605,240	2,682,632	124,671	24,184	16,810	11,441	96,150	14,205,937	8.7	13,930,146	8.6	13,557,037	8.8
61 to 90	1,755,877	6,266,480	1,309,673	2,481,581	86,209	26,463	17,892	13,993	106,224	12,064,392	7.4	11,108,672	6.8	10,898,837	7.0
91 to 180	4,521,835	11,133,974	2,278,997	3,850,005	165,369	55,336	32,824	25,718	160,601	22,224,659	13.6	21,296,562	13.1	18,645,180	12.1
181 to 360	4,682,464	13,005,382	2,817,637	5,508,848	255,960	86,831	48,016	36,686	315,411	26,757,235	16.3	28,417,190	17.5	23,261,829	15.1
More than 360	14,634,500	28,817,869	8,322,044	12,741,500	970,479	251,584	211,124	138,411	400,961	66,488,472	40.5	65,230,995	40.2	63,277,489	40.9
Generic provision	-	391,957	181,042	940,437	189,201	151,837	182,969	178,975	1,323,048	3,539,466		3,399,099		2,669,937
Overall total on
September 30,
2009	31,675,559	78,391,884	20,236,087	34,257,005	3,924,884	1,840,154	1,628,602	1,447,054	7,567,976	180,969,205
Existing provision	-	392,857	205,483	2,373,211	1,034,547	886,987	1,094,992	1,396,552	7,567,976	14,952,605
Minimum required
provision	-	391,957	202,360	1,027,711	392,488	552,046	814,302	1,012,938	7,567,976	11,961,778
Additional provision	-	900	3,123	1,345,500	642,059	334,941	280,690	383,614	-	2,990,827
Overall total on
June 30, 2009	32,222,874	76,945,040	21,178,017	33,448,248	4,078,333	1,785,872	1,946,725	1,366,581	6,405,289			179,376,979
Existing provision	-	385,513	214,716	2,312,199	1,090,558	859,890	1,273,653	1,328,790	6,405,289			13,870,608
Minimum required
provision	-	384,705	211,779	1,003,447	407,833	535,761	973,362	956,607	6,405,289			10,878,783
Additional provision	-	808	2,937	1,308,752	682,725	324,129	300,291	372,183	-			2,991,825
Overall total on
September 30,
2008	34,263,981	74,013,195	19,448,081	28,427,155	2,327,200	1,221,809	1,050,106	842,244	4,812,571					166,406,342
Existing provision	-	370,704	196,519	1,027,994	624,361	586,740	705,950	810,956	4,812,571					9,135,795
Minimum required
provision	-	370,065	194,480	852,814	232,721	366,542	525,053	589,570	4,812,571					7,943,816
Additional provision	-	639	2,039	175,180	391,640	220,198	180,897	221,386	-					1,191,979

d) Concentration of loan operations

					R$ thousand

	2009				2008

	September 30%		June 30%		September 30%

Largest borrower	1,846,509	1.0	2,233,456	1.2	1,465,425	0.9
10 largest borrowers	11,792,334	6.5	12,308,921	6.9	10,340,695	6.2
20 largest borrowers	18,164,443	10.0	18,555,375	10.3	15,934,678	9.6
50 largest borrowers	29,281,027	16.2	29,430,686	16.4	25,425,837	15.3
100 largest borrowers	37,585,869	20.8	37,798,760	21.1	33,268,029	20.0

e) By economic activity sector

					R$ thousand

	2009				2008

	September 30%		June 30%		September 30%

Public sector	1,162,052	0.6	1,348,745	0.7	905,480	0.6
Federal Government	689,719	0.3	882,782	0.4	423,029	0.3
Petrochemical	622,396	0.3	802,170	0.4	310,673	0.2
Financial intermediary	67,323	-	80,612	-	112,356	0.1
State Government	472,333	0.3	465,963	0.3	482,451	0.3
Production and distribution of electricity	472,333	0.3	465,963	0.3	482,451	0.3
Private sector	179,807,153	99.4	178,028,234	99.3	165,500,862	99.4
Manufacturing	40,520,666	22.4	41,636,648	23.2	39,700,424	23.9
Food products and beverage	11,028,645	6.1	11,853,084	6.6	11,519,116	6.9
Steel, metallurgy and mechanics	6,002,139	3.3	6,299,632	3.5	5,593,866	3.4
Chemical	4,978,364	2.8	5,310,917	3.0	5,419,216	3.3
Light and heavy vehicles	2,672,850	1.5	2,083,418	1.2	2,526,365	1.5
Pulp and paper	2,533,580	1.4	2,721,504	1.5	2,016,515	1.2
Textiles and clothing	2,110,189	1.2	2,162,857	1.2	1,895,905	1.1
Extraction of metallic and non-metallic ores	1,682,747	0.9	1,632,922	0.9	1,846,884	1.1
Rubber and plastic articles	1,648,208	0.9	1,732,114	1.0	1,692,449	1.0
Leather articles	1,348,714	0.7	1,382,490	0.8	1,098,884	0.7
Electric and electronic products	1,243,280	0.7	1,117,657	0.6	1,064,147	0.6
Oil refining and production of alcohol	1,004,115	0.6	972,792	0.5	1,100,510	0.7
Furniture and wooden products	980,065	0.5	998,534	0.6	946,431	0.6
Non-metallic materials	922,687	0.5	953,534	0.5	625,643	0.4
Automotive parts and accessories	870,652	0.5	925,081	0.5	949,493	0.6
Publishing, printing and reproduction	583,163	0.3	580,174	0.3	561,147	0.3
Other industries	911,268	0.5	909,938	0.5	843,853	0.5

					R$ thousand

	2009				2008

	September 30%		June 30%		September 30%

Commerce	24,883,828	13.7	23,833,956	13.3	21,626,285	13.0
Products in specialty stores	6,529,768	3.6	6,335,713	3.5	5,460,416	3.3
Food products, beverage and tobacco	3,438,360	1.9	3,447,510	1.9	3,011,475	1.8
Automobile vehicles	1,978,029	1.1	1,799,747	1.0	1,896,432	1.1
Non-specialized retailer	1,837,194	1.0	1,565,899	0.9	1,425,770	0.9
Grooming and household articles	1,809,350	1.0	1,712,623	1.0	1,606,009	1.0
Clothing and footwear	1,641,491	0.9	1,604,930	0.9	1,406,663	0.8
Repair, parts and accessories for automobile
vehicles	1,504,800	0.8	1,528,524	0.9	1,272,606	0.8
Wholesale of goods in general	1,383,539	0.8	1,096,614	0.6	1,038,672	0.6
Residues and scrap	1,195,672	0.7	1,173,304	0.7	1,196,220	0.7
Trade intermediary	1,124,469	0.6	1,097,684	0.6	873,822	0.5
Fuel	1,096,775	0.6	1,085,986	0.6	974,700	0.6
Farming and ranching products	753,107	0.4	760,935	0.4	752,460	0.5
Other commerce	591,274	0.3	624,487	0.3	711,040	0.4
Financial intermediaries	699,045	0.4	859,764	0.5	914,252	0.5
Services	37,028,446	20.5	36,076,477	20.1	32,356,815	19.4
Transportation and storage	9,312,557	5.1	9,314,168	5.2	8,501,823	5.1
Civil construction	8,627,846	4.8	8,082,883	4.5	6,257,435	3.8
Real estate activities, rentals and corporate
services	6,258,636	3.5	6,151,142	3.4	5,313,365	3.2
Production and distribution of electric power, gas
and water	2,538,552	1.4	2,590,768	1.4	1,919,233	1.1
Social services, education, health, defense and
social security	1,788,244	1.0	1,796,959	1.0	1,650,072	1.0
Hotel and catering	1,361,675	0.8	1,294,665	0.7	1,031,740	0.6
Holding companies, legal, accounting and
business advisory services	1,016,170	0.6	822,357	0.5	889,872	0.5
Club, leisure, cultural and sport activities	865,668	0.5	848,947	0.5	964,835	0.6
Telecommunications	627,183	0.3	683,745	0.4	555,176	0.3
Other services	4,631,915	2.5	4,490,843	2.5	5,273,264	3.2
Agriculture, cattle raising, fishing, forestry and
forest exploration	2,446,808	1.4	2,428,101	1.4	2,115,184	1.3
Individuals	74,228,360	41.0	73,193,288	40.8	68,787,902	41.3
Total	180,969,205	100.0	179,376,979	100.0	166,406,342	100.0

f) Breakdown of loan operations and allowance for loan losses

Risk level	R$ thousand

	Portfolio balance

	Performing loans			Performing loans	Total	%	2009		2008

			Total – non-				%	%	%
	Past due	Falling due	performing				September 30	June 30	September 30
			loans				YTD	YTD	YTD

AA	-	-	-	31,675,559	31,675,559	17.5	17.5	18.0	20.6
A	-	-	-	78,391,884	78,391,884	43.3	60.8	60.9	65.0
B	307,222	1,824,606	2,131,828	18,104,259	20,236,087	11.2	72.0	72.7	76.8
C	594,598	2,314,516	2,909,114	31,347,891	34,257,005	18.9	90.9	91.3	93.8
Subtotal	901,820	4,139,122	5,040,942	159,519,593	164,560,535	90.9
D	539,482	1,493,381	2,032,863	1,892,021	3,924,884	2.2	93.1	93.6	95.1
E	479,336	854,694	1,334,030	506,124	1,840,154	1.0	94.1	94.6	96.0
F	477,107	785,558	1,262,665	365,937	1,628,602	0.9	95.0	95.7	96.6
G	517,239	674,137	1,191,376	255,678	1,447,054	0.8	95.8	96.4	97.1
H	3,506,115	2,738,813	6,244,928	1,323,048	7,567,976	4.2	100.0	100.0	100.0
Subtotal	5,519,279	6,546,583	12,065,862	4,342,808	16,408,670	9.1
Overall total on September
30, 2009	6,421,099	10,685,705	17,106,804	163,862,401	180,969,205	100.0
%	3.6	5.9	9.5	90.5	100.0
Overall total on June 30,
2009	6,348,940	10,574,682	16,923,622	162,453,357	179,376,979
%	3.5	5.9	9.4	90.6	100.0
Overall total on September
30, 2008	4,679,496	7,167,529	11,847,025	154,559,317	166,406,342
%	2.8	4.3	7.1	92.9	100.0

Notes to the Financial Statements

Risk level	R$ thousand

	Provision

		Minimum required					Additional	Existing	2009		2008

		Specific			Generic	Total

	% Minimum required provision	Past due	Falling due	Total specific					% September 30YTD (1)	% June 30 YTD (1)	% September 30YTD (1)

AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	391,957	391,957	900	392,857	0.5	0.5	0.5
B	1.0	3,072	18,246	21,318	181,042	202,360	3,123	205,483	1.0	1.0	1.0
C	3.0	17,838	69,436	87,274	940,437	1,027,711	1,345,500	2,373,211	6.9	6.9	3.6
Subtotal		20,910	87,682	108,592	1,513,436	1,622,028	1,349,523	2,971,551	1.8	1.8	1.1
D	10.0	53,948	149,339	203,287	189,201	392,488	642,059	1,034,547	26.4	26.7	26.8
E	30.0	143,801	256,408	400,209	151,837	552,046	334,941	886,987	48.2	48.1	48.0
F	50.0	238,554	392,779	631,333	182,969	814,302	280,690	1,094,992	67.2	65.4	67.2
G	70.0	362,067	471,896	833,963	178,975	1,012,938	383,614	1,396,552	96.5	97.2	96.3
H	100.0	3,506,115	2,738,813	6,244,928	1,323,048	7,567,976	-	7,567,976	100.0	100.0	100.0
Subtotal		4,304,485	4,009,235	8,313,720	2,026,030	10,339,750	1,641,304	11,981,054	73.0	70.3	73.5
Overall total on
September 30, 2009		4,325,395	4,096,917	8,422,312	3,539,466	11,961,778	2,990,827	14,952,605	8.3
%		28.9	27.4	56.3	23.7	80.0	20.0	100.0
Overall total on
June 30, 2009		3,921,758	3,557,926	7,479,684	3,399,099	10,878,783	2,991,825	13,870,608		7.7
%		28.3	25.6	53.9	24.5	78.4	21.6	100.0
Overall total on
September 30, 2008		2,945,635	2,328,244	5,273,879	2,669,937	7,943,816	1,191,979	9,135,795			5.5
%		32.3	25.5	57.8	29.2	87.0	13.0	100.0

(1) Ratio between existing provision and portfolio by risk level.

g) Breakdown of allowance for loan losses

	R$ thousand

	2009			2008

	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD

Opening balance	13,870,608	11,424,476	10,262,601	7,825,816
- Specific provision (1)	7,479,684	6,794,386	5,928,371	4,412,783
- Generic provision (2)	3,399,099	2,940,718	2,713,660	2,284,956
- Additional provision (3)	2,991,825	1,689,372	1,620,570	1,128,077
Amount recorded	2,883,456	4,404,235	10,207,295	5,325,079
Amount written-off	(1,801,459)	(1,958,103)	(5,517,291)	(4,015,100)
Closing balance	14,952,605	13,870,608	14,952,605	9,135,795
- Specific provision (1)	8,422,312	7,479,684	8,422,312	5,273,879
- Generic provision (2)	3,539,466	3,399,099	3,539,466	2,669,937
- Additional provision (3)	2,990,827	2,991,825	2,990,827	1,191,979

(1) For operations with installments overdue for more than 14 days;
(2) Recorded based on the client/transaction classification and accordingly not included in the preceding item; and
(3) The additional provision is recorded based on Management's experience and expected realization of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general loan risks, linked to the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution 2,682/99. The additional provision per client was classified according to the corresponding risk levels (Note 10f).

h) Recovery and renegotiation

Expenses from allowance for loan losses, net of recoveries of written-off credits.

	R$ thousand

	2009			2008

	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD

Amount recorded	2,883,456	4,404,235	10,207,295	5,325,079
Amount recovered (1)	(428,285)	(338,684)	(1,078,676)	(888,318)
Expense net of amounts recovered	2,455,171	4,065,551	9,128,619	4,436,761

(1) Classified in income from loan operations (Note 10j).

i) Breakdown of renegotiated portfolio

	R$ thousand

	2009			2008

	3rd quarter	2nd quarter	September 30	September 30

	quarter		YTD	YTD

Opening balance	4,344,917	3,500,567	3,089,034	2,682,997
Amount renegotiated	1,384,735	1,342,294	3,652,279	2,086,712
Amount received	(444,499)	(260,575)	(972,725)	(1,438,664)
Amount written-off	(369,130)	(237,369)	(852,565)	(595,499)
Closing balance	4,916,023	4,344,917	4,916,023	2,735,546
Allowance for loan losses	2,928,976	2,556,496	2,928,976	1,761,603
Percentage on portfolio	59.6%	58.8%	59.6%	64.4%

j) Income on loan and leasing operations

	R$ thousand

	2009			2008

	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD

Discounted trade receivables and loans	5,184,672	5,166,408	15,665,366	13,015,700
Financings	1,882,256	1,892,087	5,800,060	6,332,893
Rural and agribusiness loans	212,663	210,828	619,878	760,777
Subtotal	7,279,591	7,269,323	22,085,304	20,109,370
Recovery of credits written-off as loss	428,285	338,684	1,078,676	888,318
Subtotal	7,707,876	7,608,007	23,163,980	20,997,688
Leasing net of expenses	889,224	913,022	2,689,307	1,577,753
Total	8,597,100	8,521,029	25,853,287	22,575,441

11) OTHER RECEIVABLES

a) Foreign exchange portfolio

Balance sheet accounts

	R$ thousand

	2009		2008

	September 30	June 30	September 30

Assets – other receivables
Exchange purchases pending settlement	9,449,972	13,293,195	10,183,756
Foreign exchange acceptances and term documents in foreign currencies	15	147	5,682
Exchange sale receivables	2,926,463	6,907,002	3,375,270
(-) Advances in local currency received	(322,170)	(315,952)	(271,026)
Income receivable on advances granted	240,295	269,454	141,047
Total	12,294,575	20,153,846	13,434,729
Liabilities – other liabilities
Exchange sales pending settlement	2,904,922	6,334,409	3,416,775
Exchange purchase payables	10,543,684	14,396,954	9,326,502
(-) Advances on foreign exchange contracts	(7,635,297)	(9,612,825)	(6,788,059)
Other	6,179	9,401	22,789
Total	5,819,488	11,127,939	5,978,007
Net foreign exchange portfolio	6,475,087	9,025,907	7,456,722
Memorandum accounts
Imports loans	1,476,988	1,188,727	1,132,745
Confirmed exports loans	59,452	74,437	32,613

Exchange results

Breakdown of foreign exchange transactions result adjusted to facilitate presentation

	R$ thousand

	2009			2008

	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD

Foreign exchange operations result	277,026	1,154,621	1,740,392	1,625,772
Adjustments:
- Income on foreign currency financing (1)	2,871	(1,733)	10,250	249,009
- Income on export financing (1)	103,293	105,019	333,008	252,363
- Income on foreign investments (2)	2,712	(82,160)	6,547	196,394
- Expenses from liabilities with foreign bankers (3)
(Note 17c)	37,569	176,422	105,565	(2,180,803)
- Funding expenses (4)	(71,529)	(87,413)	(272,810)	(223,706)
- Other	(183,263)	(1,093,527)	(1,366,394)	432,733
Total adjustments	(108,347)	(983,392)	(1,183,834)	(1,274,010)
Adjusted foreign exchange operations result	168,679	171,229	556,558	351,762

(1) Classified in item “Income from loan operations”;
(2) Demonstrated in item “Income on securities transactions”;
(3) Related to funds from financing advances on foreign exchange contracts and import financing, classified in item “Expenses from borrowing and onlending”; and
(4) They refer to funding expenses whose funds were invested in foreign exchange transactions.

b) Sundry

	R$ thousand

	2009		2008

	September 30	June 30	September 30

Tax credits (Note 34c)	16,547,709	15,357,605	11,036,037
Credit card operations	7,876,954	7,362,702	6,468,452
Borrowers by escrow deposits	6,972,173	6,713,171	5,806,318
Prepaid taxes	1,542,558	1,943,236	1,324,586
Sundry borrowers (1)	1,409,209	3,709,427	1,761,384
Receivable securities and credits (2)	3,052,740	3,283,533	1,218,281
Advances to Fundo Garantidor de Crédito
(Deposit Guarantee Association – FGC)	761,087	806,753	-
Payments to be reimbursed	516,979	473,166	526,153
Borrowers due to purchase of assets	74,515	89,192	91,401
Other	288,279	274,986	175,599
Total	39,042,203	40,013,771	28,408,211

(1) On June 30, 2009, includes R$2,149,534 thousand of receivables from the partial sale of shareholding in Companhia Brasileira de Meios de Pagamento (VisaNet); and (2) It includes receivables from the acquisition of financial assets from loan operations with no substantial transfer of risk and benefits.

12) OTHER ASSETS

a) Foreclosed assets/others

	R$ thousand

	Cost	Provision for losses	Residual value

			2009		2008

			September 30	June 30	September 30

Real estate	171,853	(37,683)	134,170	111,288	130,726
Goods subject to special conditions	63,685	(63,685)	-	-	-
Vehicles and similar	480,223	(146,182)	334,041	294,649	176,064
Inventories/storehouse	16,746	-	16,746	16,342	17,685
Machinery and equipment	9,456	(5,486)	3,970	9,015	3,978
Others	7,986	(6,941)	1,045	1,114	1,081
Total on September 30, 2009	749,949	(259,977)	489,972
Total on June 30, 2009	678,560	(246,152)		432,408
Total on September 30, 2008	526,873	(197,339)			329,534

b) Prepaid expenses

	R$ thousand

	2009		2008

	September 30	June 30	September 30

Commission on the placement of financing (1)	882,862	927,437	1,123,189
Insurance selling expenses (3)	324,389	313,776	279,503
Advertising and publicity expenses (4)	71,017	86,436	82,980
Other	147,815	151,660	52,276
Total	1,426,083	1,479,309	1,537,948

(1) Commissions paid to storeowners and car dealers. As of 2Q08, commission in the placement of financing operations are allocated to the respective financing/leasing operations balance;
(2) Commissions paid to insurance brokers at inception of insurance, private pension plans and certificated savings plans products; and
(3) Prepaid advertising and publicity expenses, whose disclosure in the media will occur in the future.

13) INVESTMENTS

a) Breakdown of main investments in branches and direct and indirect subsidiaries abroad, which were fully eliminated upon financial statements consolidation

				R$ thousand

Investments in branches and subsidiaries abroad	Balance on 12.31.2008	Transaction in the period (1)	Balance on 9.30.2009	Balance on 6.30.2009	Balance on 9.30.2008

Banco Bradesco S.A. Grand Cayman Branch	7,032,014	1,387,377	8,419,391	9,154,336	9,387,190
Bradport SGPS, Sociedade Unipessoal, Lda.	423,898	411,150	835,048	762,447	406,091
Banco Bradesco S.A. New York Branch	421,485	(75,210)	346,275	368,601	334,974
Banco Bradesco Luxembourg S.A.	380,726	(77,881)	302,845	328,071	305,869
Other	836,710	(95,023)	741,687	804,992	673,965
Total	9,094,833	1,550,413	10,645,246	11,418,447	11,108,089

(1) Represented by the negative foreign exchange variation in the amount of R$2,338,048 thousand, positive equity in the earnings of unconsolidated companies in the amount of R$680,920 thousand, positive adjustment to market value of available-for-sale securities in the amount of R$309,879 thousand and capital increase in the amount of R$2,897,662 thousand.

b) Breakdown of investments in the consolidated financial statements

Affiliated companies	R$ thousand

	2009		2008

	September 30	June 30	September 30

- IRB-Brasil Resseguros S.A.	415,125	390,955	433,531
- Serasa S.A.	87,744	82,945	82,047
- BES Investimento do Brasil S.A.	62,097	61,145	50,603
- Integritas Participações S.A. (1)	62,423	38,382	-
- NovaMarlim Participações S.A.(2)	-	-	6,872
- Marlim Participações S.A. (2)	-	-	2,707
- Other	185	228	1,102
Total in affiliated companies	627,574	573,655	576,862
- Tax incentives	257,541	327,973	327,812
- Other investments	498,199	502,040	268,447
Provision for:
- Tax incentives	(228,067)	(294,507)	(294,163)
- Other investments	(51,106)	(55,666)	(56,051)
Overall total of investments	1,104,141	1,053,495	822,907

(1) Company acquired in January 2009; and
(2) Companies are no longer evaluated by the equity in the earnings of unconsolidated companies method due to the amendments set forth by Bacen Resolution 3,619/08 and are reclassified to other investments.

c) The adjustments resulting from the equity accounting method of investments were recorded in income accounts, under item “Equity in the Earnings (losses) of Unconsolidated Companies” and correspond to R$58,090 thousand in the period ended September 30, 2009 (September 30, 2008 - R$88,426 thousand), R$39,034 thousand in 3Q09 (2Q09 - R$13,489 thousand).

Companies	R$ thousand

	Capital stock	Adjusted shareholders equity	Number of shares/quotas held		Consolidated ownership on capital stock	Adjusted net income (loss)	Adjustment resulting from evaluation (1)

			(thousands)				2009			2008

			Common	Preferred			3rd quarter	2nd quarter	September 30 YTD	September 30 YTD

IRB-Brasil Resseguros S.A. (3)	1,030,000	1,954,245	-	212	21.24%	57,495	24,909	(11,669)	12,211	76,369
NovaMarlim Participações S.A. (2)	-	-	-	-	-	-	-	-	-	885
Marlim Participações S.A. (2)	-	-	-	-	-	-	-	-	-	(618)
BES Investimento do Brasil S.A. – Banco de Investimento (3)	200,000	310,486	7,993	7,993	20.00%	72,740	2,453	8,360	14,549	2,646
Serasa S.A. (3)	145,000	1,062,763	909	-	8.26%	244,746	4,798	13,035	20,217	9,144
Integritas Participações S.A. (4)	35,760	303,909	12,284	-	20.54%	54,105	6,874	3,763	11,113	-
Equity in the earnings of unconsolidated companies							39,034	13.489	58,090	88.426

(1) Adjustments resulting from evaluation consider results recorded by the companies as from their acquisition and include equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable;
(2) Companies are no longer evaluated by the equity accounting method due to the amendments set forth by Bacen Resolution 3,619/08;
(3) Data related to August 31, 2009 unaudited; and
(4) Company acquired in January 2009.

14) PREMISES AND EQUIPMENT AND LEASED ASSETS

Stated at acquisition cost. Depreciation is calculated based on the straight -line method at annual rates which take into consideration the economic useful lives of the assets.

	R$ thousand

	Annual rate	Cost	Depreciation	Residual value

				2009		2008

				September 30	June 30	September 30

Premises and equipment:
- Buildings	4%	677,155	(365,936)	311,219	317,260	286,696
- Land	-	347,815	-	347,815	346,052	413,135
Facilities, furniture and equipment in use	10%	3,052,120	(1,625,546)	1,426,574	1,394,026	1,135,432
Security and communication systems	10%	184,339	(111,070)	73,269	71,024	64,948
Data processing systems	20 to 50%	1,374,898	(899,700)	475,198	447,436	302,882
Transportation systems	20%	32,566	(18,651)	13,915	14,432	13,336
Construction in progress	-	-	-	-	-	81,988
Finance lease of data processing systems	20 to 50%	2,086,738	(1,476,586)	610,152	693,176	-
Subtotal		7,755,631	(4,497,489)	3,258,142	3,283,406	2,298,417
Leased assets		29,202	(15,252)	13,950	16,295	10,021
Total on September 30, 2009		7,784,833	(4,512,741)	3,272,092
Total on June 30, 2009		7,655,095	(4,355,394)		3,299,701
Total on September 30, 2008		5,268,635	(2,960,197)			2,308,438

Premises and equipment of the Bradesco Organization present an unrecorded market value appreciation of R$1,861,043 thousand (June 30, 2009 – R$1,721,477 thousand and September 30, 2008 – R$1,555,008 thousand) based on appraisal reports prepared by independent experts in 2009, 2008 and 2007.

The Bank executed lease agreements, for data processing systems, which are presented under premises and equipment. According to this accounting policy, assets and liabilities are classified in the financial statements and asset depreciation is calculated according to the bank’s assets depreciation policy. Interest rates on this liability are also recognized.

The fixed assets to reference shareholders’ equity ratio in relation to “economic-financial consolidated” is 15.44% (June 30, 2009 - 15.13% and September 30, 2008 – 17.62%), and in relation to the “financial consolidated” basis is 44.34% (June 30, 2009 – 45.60% and September 30, 2008 – 47.38%), within the maximum 50% limit.

The difference between the fixed assets to shareholders’ equity ratio of the “economic-financial consolidated” and of the “financial consolidated” derives from the existence of non-financial subsidiaries which have high liquidity and low fixed assets to shareholders’ equity ratio, with the consequent increase in the fixed assets to shareholders’ equity ratio of the “financial consolidated.” Whenever necessary, we may reallocate the funds for the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or corporate reorganization between the financial and non-financial companies, thus allowing the improvement of that ratio.

15) INTANGIBLE ASSETS

a) Goodwill

Goodwill from investment acquisitions amounted to R$1,018,778 thousand, of which R$203,114 thousand represents the difference between book value and market value of shares recorded in Permanent Assets (BM&FBovespa shares), being amortized upon their realization and R$815,664 thousand representing future profitability/client portfolio, which will be amortized within five years. In the period, goodwill was amortized in the amount of R$73,732 thousand.

Goodwill assessed in the acquisition of investments up to March 31, 2008 in subsidiaries and joint-controlled subsidiaries was fully amortized in the amount of R$53,030 thousand on March 31, 2008.

b) Intangible assets

Acquired intangible assets have defined useful life and comprise:

	R$ thousand

	Amortization rate (1)	Cost	Amortization	Residual value

				2009		2008

				September 30	June 30	September 30

Acquisition of right for banking services	Contract	2,751,581	(1,097,962)	1,653,619	1,646,831	1,579,911
Software (2)	10% to 20%	3,040,744	(1,681,277)	1,359,467	1,296,377	1,011,094
Future profitability/client portfolio (3)	20%	815,664	(106,502)	709,162	750,906	686,469
Other	20%	192,090	(62,681)	129,409	129,222	91,537
Total on September 30, 2009		6,800,079	(2,948,422)	3,851,657
Total on June 30, 2009		6,777,599	(2,954,263)		3,823,336
Total on September 30, 2008		5,681,705	(2,312,694)			3,369,011

(1) The amortization of intangible assets is carried out throughout an estimated period of economic benefit and accounted as other administrative expenses and other operating expenses;
(2) Software acquired and/or developed by specialized companies; and
(3) Goodwill in the acquisition of shareholders’ interest at Ágora Corretora - R$385,046 thousand, Integritas Participações R$287,998 thousand and in Europ Assistance Serviços de Assistência Personalizados - R$36,118 thousand, net of accrued amortization.

Impairment losses in intangible assets were not recorded in the period.

Expenses with research and development of systems corresponded to R$53,046 thousand on September 30, 2009 (September 30, 2008 – R$45,426 thousand); 3Q09 – R$19,510 thousand (2Q09 – R$16,145 thousand).

c) Breakdown of intangible assets by class:

					R$ thousand

	Acquisition of bank rights	Software	Future profitability/ client portfolio	Other	Total

Balance on December 31, 2008	1,594,666	1,189,343	458,778	70,046	3,312,833
Additions	269,420	357,548	324,116	77,772	1,028,856
Reversion of Amortization (1)	146,801	-	-	-	146,801
Amortization for the period	(357,268)	(187,424)	(73,732)	(18,409)	(636,833)
Balance on September 30, 2009	1,653,619	1,359,467	709,162	129,409	3,851,657

(1) As from April 2009, Bradesco changed the amortization calculation methodology of “right acquisition for banking services provision” from the straight -line-method amortization to a calculation based on the profitability of each Pay-back agreement. The calculation review considered all assets base of agreements creating a reversal of amortized balances.

16) DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a) Deposits

							R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30

•Demand deposits (1)	29,298,424	-	-	-	29,298,424	27,416,181	26,694,457
•Savings deposits (1)	40,922,202	-	-	-	40,922,202	38,502,687	35,680,823
•Interbank deposits	236,836	213,004	109,813	179,206	738,859	489,281	340,008
•Time deposits (2)	3,911,137	8,050,402	10,328,013	73,743,773	96,033,325	100,141,957	75,528,501
•Other – investment deposits	994,711	-	-	-	994,711	961,822	925,930
Overall total on September 30, 2009	75,363,310	8,263,406	10,437,826	73,922,979	167,987,521
%	44.9	4.9	6.2	44.0	100.0
Overall total on June 30, 2009	71,474,763	11,562,464	8,321,540	76,153,161		167,511,928
%	42.7	6.9	5.0	45.4		100.0
Overall total on September 30, 2008	67,224,684	6,167,223	12,072,264	53,705,548			139,169,719
%	48.3	4.4	8.7	38.6			100.0

(1) Classified as “up to 30 days”, not considering average historical turnover; and
(2) Considers the maturities established in investments.

b) Federal funds purchased and securities sold under agreements to repurchase

							R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30

Own portfolio	686,887	2,014,269	6,651,646	26,142,988	35,495,790	29,677,300	39,627,936
•Government securities	8,122	247,487	1,087,098	36,024	1,378,731	1,008,550	3,570,319
•Debentures of own issuance (3)	571,265	1,766,782	5,564,548	26,090,006	33,992,601	28,472,814	35,027,576
•Foreign	107,500	-	-	16,958	124,458	195,936	1,030,041
Third-party portfolio (1)	66,524,357	-	-	-	66,524,357	68,409,839	45,691,232
Unrestricted portfolio (1)	-	559,502	24,031	-	583,533	1,622,645	2,144,614
Overall total on September 30, 2009 (2)	67,211,244	2,573,771	6,675,677	26,142,988	102,603,680
%	65.5	2.5	6.5	25.5	100.0
Overall total on June 30, 2009 (2)	67,943,139	3,577,325	3,073,015	25,116,305		99,709,784
%	68.1	3.6	3.1	25.2		100.0
Overall total on September 30, 2008 (2)	49,801,337	3,674,122	2,055,317	31,933,006			87,463,782
%	56.9	4.2	2.4	36.5			100.0

(1) Represented by government securities; and
(2) Includes R$23,278,214 thousand (June 30, 2009 – R$22,008,579 thousand and September 30, 2008 – R$15,690,593 thousand) of funds invested in purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d); and
(3) Securities were partially repurchased in 2Q09

c) Funds from issuance of securities

							R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30

Securities - domestic:
- Exchange acceptances	21	-	-	-	21	207	241
- Mortgage bond	152,099	337,496	403,257	187	893,039	748,327	878,237
- Letters of credit for agribusiness	378,451	359,904	461,867	201,811	1,402,033	1,736,757	578,965
- Debentures (1)	-	28,154	-	730,165	758,319	741,474	1,531,746
- Other	-	-	-	-	-	-	128,485
Subtotal	530,571	725,554	865,124	932,163	3,053,412	3,226,765	3,117,674
Securities - foreign:
- MTN Program Issues (2)	25,084	226,781	-	-	251,865	243,434	255,618
- Securitization of future flow of money orders received from abroad (d)	6,206	89,584	315,424	3,283,880	3,695,094	4,083,249	2,936,847
- Securitization of future flow of credit card bill receivables from
cardholders resident abroad (d)	368	44,444	45,717	48,033	138,562	176,007	241,118
- Cost of issuances on funding (3)	(218)	(2,481)	(2,484)	(22,916)	(28,099)	(35,268)	(15,635)
Subtotal	31,440	358,328	358,657	3,308,997	4,057,422	4,467,422	3,417,948
Overall total on September 30, 2009	562,011	1,083,882	1,223,781	4,241,160	7,110,834
%	7.9	15.2	17.2	59.7	100.0
Overall total on June 30, 2009	265,207	1,940,739	850,163	4,638,078		7,694,187
%	3.5	25.2	11.0	60.3		100.0
Overall total on September 30, 2008	359,816	481,652	960,964	4,733,190			6,535,622
%	5.5	7.4	14.7	72.4			100.0

(1) This refers to Bradesco Leasing S.A. Arrendamento Mercantil’s issuances of simple debentures not convertible into shares, maturing on May 1, 2011 with a 104% of CDI remuneration, whose installments referring to interest are classified in the short term;
(2) Issuance of securities in the international market for foreign exchange operations for customers, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term; and
(3) Pursuant to CVM Resolution 556/08 and CPC 08/08, expenses related to fund raising are recorded as write-down to respective funding and appropriated to income for the term of the operation.

d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of SPEs. These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed with long-term liabilities and settled with future cash flows of the underlying assets, which basically include:

(i) Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

(ii) Current and future flows of credit card receivables arising from expenses made in the Brazilian territory by holders of credit cards issued outside Brazil.

Long-term securities issued by the SPEs and sold to investors are settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of delinquency or if SPEs’ operations are discontinued.

Funds derived from the sale of current and future money orders flows and credit card receivables, received by the SPEs, must be maintained in a specific bank account until a specific minimum limit is attained.

We present below the main features of the notes issued by SPEs:

	R$ thousand

	Date of Issue	Transaction amount	Maturity	Total

				2009		2008

				September 30	June 30	September 30

Securitization of future flow of money orders received abroad	08.20.2003	595,262	08.20.2010	40,849	59,708	115,748
	07.28.2004	305,400	08.20.2012	92,955	109,873	130,867
	06.11.2007	481,550	05.20.2014	444,854	488,441	480,352
	06.11.2007	481,550	05.20.2014	445,019	488,441	480,352
	12.20.2007	354,260	11.20.2014	356,055	392,696	384,325
	12.20.2007	354,260	11.20.2014	356,055	392,793	384,325
	03.06.2008	836,000	05.20.2015	890,184	977,411	960,878
	12.19.2008	1,168,500	02.20.2015	890,730	978,020	-
	03.20.2009	225,590	02.20.2015	178,393	195,866	-
Total		4,802,372		3,695,094	4,083,249	2,936,847
Securitization of future flow of credit card bill receivables from cardholders resident abroad	07.10.2003	800,818	06.15.2011	138,562	176,007	241,118
Total		800,818		138,562	176,007	241,118

e) Expenses with funding and price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plans

	R$ thousand

	2009			2008

	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD

Savings deposits	598,371	588,871	1,839,310	1,731,874
Time deposits	2,461,423	2,716,631	8,402,309	5,580,830
Federal funds purchased and securities sold under
agreements to repurchase	2,168,294	2,312,406	7,168,371	6,881,998
Funds from issuance of securities	54,513	(13,834)	265,652	703,712
Other funding expenses	86,250	101,963	285,211	197,043
Subtotal	5,368,851	5,706,037	17,960,853	15,095,457
Expenses for price-level restatement and interest on
technical provisions from insurance, private pension
plans and certificated savings plans	1,245,780	1,337,445	3,956,827	3,081,537
Total	6,614,631	7,043,482	21,917,680	18,176,994

17) BORROWING AND ONLENDING

a) Borrowing

							R$ thousand

				2009			2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30

Local	8,692	-	-	-	8,692	529	626
- Official institutions	-	-	-	-	-	-	199
- Other institutions	8,692	-	-	-	8,692	529	427
Foreign (1)	864,657	5,025,250	1,963,658	362,482	8,216,047	11,080,891	14,001,175
Overall total on September 30, 2009	873,349	5,025,250	1,963,658	362,482	8,224,739
%	10.6	61.1	23.9	4.4	100.0
Overall total on June 30, 2009	1,431,480	5,076,025	4,150,999	422,916		11,081,420
%	12.9	45.8	37.5	3.8		100.0
Overall total on September 30, 2008	3,702,319	6,328,616	3,277,089	693,777			14,001,801
%	26.4	45.2	23.4	5.0			100.0

(1) Pursuant to CVM Resolution 556/08 and CPC 08/08, expenses related to funding are recorded as write-down to respective funding and appropriated to the result through the term of the transaction.

b) Onlending

							R$ thousand

				2009			2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30

Local	1,050,682	2,789,984	3,068,915	11,888,254	18,797,835	17,999,185	16,549,602
- National Treasury	-	-	143,388	-	143,388	111,509	86,679
- BNDES	392,106	1,358,670	1,149,848	5,395,744	8,296,368	7,150,501	6,599,661
- CEF	1,543	6,713	8,057	74,199	90,512	93,515	101,084
- FINAME	657,033	1,424,601	1,767,622	6,417,627	10,266,883	10,642,963	9,761,398
- Other institutions	-	-	-	684	684	697	780
Foreign	1,942	-	-	-	1,942	450	1,426,605
Overall total on September 30, 2009	1,052,624	2,789,984	3,068,915	11,888,254	18,799,777
%	5.6	14.8	16.3	63.3	100.0
Overall total on June 30, 2009	1,317,947	2,625,075	3,400,379	10,656,234		17,999,635
%	7.3	14.6	18.9	59.2		100.0
Overall total on September 30, 2008	2,599,466	2,302,061	2,971,991	10,102,689			17,976,207
%	14.5	12.8	16.5	56.2			100.0

c) Borrowing and onlending expenses

				R$ thousand

	2009			2008

			September 30	September 30

	3rd quarter	2nd quarter	YTD	YTD

Borrowing:
- Local	665	863	1,638	515
- Foreign	17,008	21,311	70,477	109,649
Subtotal borrowing	17,673	22,174	72,115	110,164
Local onlending:
- National Treasury	1,817	1,103	4,408	1,393
- BNDES	145,205	142,589	429,987	358,870
- CEF	1,800	1,872	5,753	6,682
- FINAME	180,044	169,040	548,287	544,486
- Other institutions	14	15	57	84
Foreign onlending:
- Payables to foreign bankers (Note 11a)	(37,569)	(176,422)	(105,565)	2,180,803
- Other expenses with foreign onlending	(244,876)	(12,827)	(258,278)	182,783
Subtotal onlending	46,435	125,370	624,649	3,275,101
Total	64,108	147,544	696,764	3,385,265

18) CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recorded on an accounting basis, however, there are ongoing proceedings whose prospects of success are good. The main one is:

- PIS - R$54,579 thousand: it pleads the compensation of PIS on the Gross Operating Revenue, collected pursuant to Decree Laws 2,445/88 and 2,449/88, over what exceeded the amount due under the terms of the Supplementary Law 07/70 (PIS Repique).

b) Contingent liabilities classified as probable losses and legal liabilities – tax and social security

Bradesco Organization is currently party to a number of labor, civil and tax legal suits, arising from the normal course of its business activities.

Provisions were recorded based on the opinion of our legal advisors, the types of lawsuit, similarity with previous lawsuits, complexity and positioning of the courts, whenever loss is deemed probable.

Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

Liability related to litigation is maintained until the definite successful outcome of the lawsuit, represented by favorable judicial decisions, for which appeals are no longer appropriate or due to statute of limitation.

I - Labor claims

These are claims brought by former employees seeking indemnity, especially the payment of unpaid overtime. In the proceedings requiring judicial deposit, the amount of labor claims is recorded considering the effective perspective of loss of these deposits. For other proceedings, the provision is recorded based on the average value determined by the total payments made of the claims ended in the last 12 months, considering the year of the determination of judicial deposits.

Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and, accordingly, claims on an individual basis subsequent to 1997 substantially reduced its amounts.

II - Civil claims

These are claims for pain and suffering and property damages, mainly protests, bounced checks, the inclusion of information about debtors in the restricted credit registry and the replacement of inflation rates excluded as a result of economic plans. These lawsuits are individually controlled by computer-based systems and provisioned whenever the loss is evaluated as probable, considering the opinion of our legal advisors, the nature of lawsuits, and similarity with previous lawsuits, complexity and positioning of courts.

The issues discussed in the lawsuits relating to protests, check return and information of debtors of the credit restriction registry usually are not events that cause a representative impact on the financial income. Most of these lawsuits are brought at the Special Civil Court (JEC), in which the requests are limited to 40 minimum wages.

It is worth pointing out the increase in legal claims pleading the incidence of inflation rates which were excluded as a result of the savings accounts balance restatement due to Economic Plans (especially Bresser and Verão Economic Plans) that were part of the Government economic policy against inflation rates in the past. Although the Bank had complied with the legal requirements in force at the time, these lawsuits have been provisioned taking into consideration claims effectively notified and their assessed loss perspectives, the “APDF”/165 lawsuit (contestation of fundamental injunction) is pending judgment by the Federal Supreme Court (STF) proposed by CONSIF, aiming at suspending all the lawsuits from ongoing plans.

Presently, there are no significant administrative lawsuits in course, filed as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause representative impacts on the Bank’s interest income.

III - Legal liabilities – tax and social security

The Bradesco Organization is judicially disputing the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium- and long-term outcome based on the opinion of our legal advisors.

The main matters are:

- Cofins – R$3,166,305 thousand: it pleads to calculate and collect Cofins, as from October 2005, on the effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase of the calculation basis intended by paragraph 1 of Article 3 of Law 9,718/98;

- CSLL – R$1,446,679 thousand: questions CSLL required from financial institutions in the reference years from 1995 to 1998 at rates higher than the ones applied to general legal entities, not complying with the constitutional principle of isonomy;

- IRPJ/Loan Losses – R$600,030 thousand: it pleads to deduct, for purposes of determination of the calculation basis of due IRPJ and CSLL, the amount of effective and definite losses, total or partial, suffered in the reference years from 1997 to 2006, when receiving credits, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to temporary losses;

- INSS Autonomous Brokers – R$689,281 thousand: it discusses the incidence of the social security contribution on the remunerations paid to autonomous service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that the services are not provided to the insurance companies, but to policyholders, thus being out of the incidence field of the contribution provided for in item I, Article 22, of Law 8,212/91, with new wording in Law 9,876/99;

- CSLL – R$534,817 thousand: it pleads the non-collection of CSLL of the reference years from 1996 to 1998, years in which some companies of the Bradesco Organization did not have employees, once item I, Article 195, of the Federal Constitution provides that this contribution is only due by employers; and

- PIS – R$271,288 thousand: it pleads the offsetting of amounts unduly overpaid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the exceeding amount to what would be due on the calculation basis constitutionally provided for, i.e., gross operating revenue, as defined in the income tax legislation – concept in Article 44 of Law 4,506/64, not including interest income.

Law 11,941/09 introduced a tax amnesty program whereby all amounts owed to the Brazilian Federal Revenue Service (RFB) and to the Public Prosecutions Office of the National Treasury (PGFN) may be settled via on-off payment or in installments. The fines and interest related to the amounts included in this program will be reduced, and amounts under dispute in the courts may also be included in the program provided that the corresponding lawsuits are withdrawn. Considering that the deadline for adherence is November 30, 2009, Bradesco’s Management is studying the possibility of including specific amounts related to lawsuits in this program.

IV - Provisions divided by nature

			R$ thousand

	2009		2008

	September 30	June 30	September 30

Labor claims	1,555,469	1,562,136	1,567,463
Civil claims	2,186,368	1,849,594	1,476,264
Subtotal (1)	3,741,837	3,411,730	3,043,727
Tax and social security (2)	8,604,398	8,131,675	7,128,623
Total	12,346,235	11,543,405	10,172,350

(1) Note 20b; and
(2) Classified under item “Other liabilities – tax and social security” (Note 20a).

V - Breakdown of provisions

			R$ thousand

	2009

	Labor	Civil	Tax and
			social security (1)

At the beginning of the period	1,553,143	1,524,423	7,052,932
Monetary restatement	140,010	171,239	404,215
Recordings/reversals	216,118	852,465	1,151,964
Payments	(353,802)	(361,759)	(4,713)
At the end of the period	1,555,469	2,186,368	8,604,398

(1) It comprises, substantially, legal liabilities.

c) Contingent liabilities classified as possible losses

Bradesco Organization maintains a follow-up system for all administrative and judicial proceedings in which the institution is the “plaintiff” or “defendant” and based on the opinion of the legal advisors classifies the lawsuits according to the expectation of non-success. The administrative and judicial proceedings’ trends are periodically analyzed and, if necessary, these proceedings’ risks are reclassified. In this context the contingent proceedings evaluated as having the risk of possible loss are not recognized on an accounting basis, and the main proceedings of this nature are related to leasing companies’ Tax on Service of any Nature (ISSQN), the total processes of which corresponds to R$180,042 thousand. In this proceeding, the demand of the referred tax by municipalities other than those where the companies were incorporated and to which the tax is collected in compliance with the law is discussed, as well as the nature of the Leasing Agreement not defining service rendering, with cases of formal annulment when recording tax credit.

19) SUBORDINATED DEBT

							R$ thousand

					2009		2008

	Original term	Amount of the			September	June	September
Maturity	in years	operation	Currency	Remuneration	30	30	30

In the country:
Subordinated CDB
2011	5	4,504,022	R$	102.5% to 104.0% of CDI rate	6,831,393	6,680,106	6,118,520
2012	5	3,236,273	R$	103.0% of CDI rate or
				100.0% of CDI rate + 0.344% p.a. or
				IPCA + (7.102% p.a. – 7.632% p.a.)	4,061,203	3,969,413	3,634,743
2013	5	575,000	R$	100.0% of CDI rate + (0.344% p.a. – 0.87% p.a.) or
				IPCA + (7.44% p.a. – 8.20% p.a.)	684,305	667,955	609,840
2014	6	1,000,000	R$	112.0% of CDI rate	1,105,601	1,079,169	-
2015	6	1,287,142	R$	108.0% and 112.0% of CDI rate or
				IPCA + (6.92% p.a. – 8.70% p.a.)	1,316,970	363,429	-
2012	10	1,569,751	R$	100.0% of DI rate – CETIP or
				100.0% of CDI rate + (0.75 p.a. – 0.87% p.a.) or
				101.0% to 102.5% of CDI rate	4,589,493	4,487,475	4,111,837
Subordinated debentures
2008	7	300,000	R$	100.0% of CDI rate + 0.75% p.a.	-	-	316,120
Pegged to loan operations
2009 to 2013	2 to 5	2,158	R$	100.0% to 106.0% of CDI rate or	2,717	2,600	-
2009 to 2011	up to 2	379,207	R$	8.29% to 14.88% p.a. rate	397,694	418,533	204,200
Subtotal in the country		12,853,553			18,989,376	17,668,680	14,995,260
Abroad:
2011	10	353,700	US$	10.25% p.a. rate	273,747	292,829	294,219
2012 (1)	10	315,186	Yen	4.05% p.a. rate	247,826	265,412	267,025
2013	10	1,434,750	US$	8.75% p.a. rate	920,025	988,251	989,716
2014	10	801,927	Euro	8.00% p.a. rate	603,246	622,892	623,769
Undetermined (2)		720,870	US$	8.875% p.a. rate	537,112	589,521	578,254
2019 (3)		1,333,575	US$	6.75% p.a. rate	1,334,075	-	-
Issue costs on fundings (4)					(24,730)	(21,729)	(26,429)
Subtotal abroad		4,960,008			3,891,301	2,737,176	2,726,554
Overall total		17,813,561			22,880,677	20,405,856	17,721,814

(1)	Including the swap to U.S. dollar cost, the rate increases to 10.15% p.a.;
(2)
In June 2005, a perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and upon previous authorization of Bacen, considering that: (i) a 5-year term from the issuance date has elapsed and subsequently on each date of interest maturity; and (ii) at any moment in the event of change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and in case the issuer is notified in writing by Bacen that securities may no longer be included in the consolidated capital, for capital adequacy ratio calculation purposes;

(3)	Process pending Bacen’s approval for using as Reference Shareholders’ Equity – Tier II; and
(4)	According to CVM Resolution 556/08 and CPC 08/08, funding-related expenses are recorded as write-down to the respective funding and appropriated to income according to the term of the operation.

20) OTHER LIABILITIES

a) Tax and social security

			R$ thousand

	2009		2008

	September 30	June 30	September 30

Provision for tax risks (Note 18b IV)	8,604,398	8,131,675	7,128,623
Provision for deferred income tax (Note 34f)	4,327,943	3,803,160	2,022,492
Taxes and contributions on profits payable	2,053,841	1,462,850	1,175,044
Taxes and contributions collectible	566,081	553,999	517,804
Total	15,552,263	13,951,684	10,843,963

b) Sundry

			R$ thousand

	2009		2008

	September 30	June 30	September 30

Credit card operations	5,599,005	5,705,929	5,382,390
Provision for payments due	3,564,487	3,388,907	3,742,089
Provision for contingent liabilities (civil and labor) (Note 18b IV)	3,741,837	3,411,730	3,043,727
Sundry creditors	1,575,794	1,571,327	1,751,906
Liabilities for acquisition of assets – financial leasing (1)	858,627	962,874	-
Liabilities for acquisition of assets and rights	666,280	709,810	250,529
Liabilities for official agreements	294,184	303,351	329,522
Other	762,251	633,127	576,276
Total	17,062,465	16,687,055	15,076,439

(1) Refers to liabilities for acquisition of data processing systems by means of financial leasing operations (lesser).

21) INSURANCE, PRIVATE PENSION PLANS AND CERTIFICATED SAVINGS PLANS OPERATIONS

a) Provisions by account

												R$ thousand

		Insurance (1)		Life and Private Pension Plans (2)			Certificated Savings Plans				Total

	2009		2008	2009		2008	2009		2008	2009		2008

	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30 (3)	June 30 (3)	September 30

Current and long-term liabilities
Mathematical provision for benefits
to be granted	-	-	-	50,836,650	48,966,159	44,501,251	-	-	-	50,836,650	48,966,159	44,501,251
Mathematical provision for benefits
granted	-	-	-	4,402,912	4,392,497	4,197,102	-	-	-	4,402,912	4,392,497	4,197,102
Mathematical provision for
redemptions	-	-	-	-	-	-	2,327,610	2,239,460	2,164,390	2,327,610	2,239,460	2,164,390
Incurred but not reported (INBR)
provision	1,291,915	1,304,245	1,230,544	574,404	598,232	417,577	-	-	-	1,866,319	1,902,477	1,648,121
Unearned premiums provision	1,828,997	1,757,804	1,535,530	76,794	71,287	53,403	-	-	-	1,905,791	1,829,091	1,588,933
Provision for contribution
insufficiency (4)	-	-	-	2,980,905	2,606,676	2,679,349	-	-	-	2,980,905	2,606,676	2,679,349
Provision for unsettled claims	1,264,731	1,217,057	696,353	717,784	648,147	620,803	-	-	-	1,982,515	1,865,204	1,317,156
Financial fluctuation provision	-	-	-	621,324	628,635	641,185	-	-	-	621,324	628,635	641,185
Premium insufficiency provision	-	-	-	556,830	549,823	478,787	-	-	-	556,830	549,823	478,787
Financial surplus provision	-	-	-	362,503	354,539	340,431	-	-	-	362,503	354,539	340,431
Provision for drawings and
redemptions	-	-	-	-	-	-	440,377	451,968	414,013	440,377	451,968	414,013
Provision for administrative
expenses	-	-	-	154,808	149,018	146,295	89,885	84,795	79,853	244,693	233,813	226,148
Provision for contingencies	-	-	-	-	-	-	7,422	8,409	10,147	7,422	8,409	10,147
Other provisions	2,231,659	2,231,397	2,227,282	633,254	568,443	453,916	-	-	-	2,864,913	2,799,840	2,681,198
Total provisions	6,617,302	6,510,503	5,689,709	61,918,168	59,533,456	54,530,099	2,865,294	2,784,632	2,668,403	71,400,764	68,828,591	62,888,211

(1) “Other provisions” basically refers to the technical provision in the “individual health” portfolio created in order to cover the differences of future premium adjustments and those necessary to the portfolio technical balance, by adopting a constant formulation of actuarial technical note approved by ANS;
(2) It comprises individual insurance plan and private pension plan operations;
(3) Pursuant to Susep Circular Letter 379/08, as of January 2009, technical provision amounts are being presented at their gross amount and the reinsurance (PPNG, PSL and INBR) technical provision was recorded to assets on September 30, 2009 in the amount of R$634,681 thousand (June 30, 2009 – R$630,133 thousand); and
(4) The contribution insufficiency provision is calculated according to the mitigated biometric table AT-2000, improved by 1.5%, considering males separated from females, who have higher life expectancy, and actual interest rate of 4.3% p.a. (except for Insufficient Contribution Provision (PIC) and Administrative Expenses Provision (PDA), whose real interest rate is 4.0% p.a.)

b) Technical provisions by product

											R$ thousand

	Insurance			Life and Private Pension Plans			Certificated Savings Plans			Total

	2009		2008	2009		2008	2009		2008	2009		2008

	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30 (2)	June 30 (2)	September 30

Health (1)	3,479,016	3,446,815	3,384,746	-	-	-	-	-	-	3,479,016	3,446,815	3,384,746
Auto/RCF	1,727,624	1,736,075	1,641,047	-	-	-	-	-	-	1,727,624	1,736,075	1,641,047
Dpvat	120,011	101,340	77,967	203,921	195,734	150,615	-	-	-	323,932	297,074	228,582
Life	17,469	18,565	18,725	2,611,490	2,521,557	2,228,663	-	-	-	2,628,959	2,540,122	2,247,388
Basic lines	1,273,182	1,207,708	567,224	-	-	-	-	-	-	1,273,182	1,207,708	567,224
Unrestricted Benefits
Generating Plan - PGBL	-	-	-	11,227,218	10,820,472	9,907,641	-	-	-	11,227,218	10,820,472	9,907,641
Long-Term Life Insurance -
VGBL	-	-	-	32,179,116	30,402,963	26,778,414	-	-	-	32,179,116	30,402,963	26,778,414
Traditional plans	-	-	-	15,696,423	15,592,730	15,464,766	-	-	-	15,696,423	15,592,730	15,464,766
Certificated Savings Plans	-	-	-	-	-	-	2,865,294	2,784,632	2,668,403	2,865,294	2,784,632	2,668,403
Total technical provisions	6,617,302	6,510,503	5,689,709	61,918,168	59,533,456	54,530,099	2,865,294	2,784,632	2,668,403	71,400,764	68,828,591	62,888,211

(1) See Note 21a item1; and
(2) Pursuant to Susep Circular Letter 379/08, as of January 2009, the amounts referring to technical provisions are presented at gross amount and reinsurance technical provision (PPNG, PSL and INBR) were recorded to assets on September 30, 2009, in the amount of R$634,681 thousand (June 30, 2009 - R$630,133 thousand) .

c) Guarantees of technical provisions

											R$ thousand

	Insurance			Life and Private Pension Plans			Certificated Savings Plans			Total

	2009		2008	2009		2008	2009		2008	2009		2008

	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30

Investment fund
quotas (VGBL and
PGBL)	-	-	-	43,406,334	41,223,435	36,686,055	-	-	-	43,406,334	41,223,435	36,686,055
Investment fund
quotas (excluding
VGBL and PGBL)	5,292,667	5,056,855	5,232,709	14,032,708	13,505,673	13,531,312	2,537,237	2,486,790	2,352,748	21,862,612	21,049,318	21,116,769
Government securities	366,202	350,838	72,136	3,133,068	3,133,560	3,018,775	-	-	-	3,499,270	3,484,398	3,090,911
Private securities	21,689	168,351	41,655	758,978	623,854	937,573	163,624	127,621	162,155	944,291	919,826	1,141,383
Shares	1,708	2,826	3,150	655,578	1,061,970	460,547	254,463	260,144	243,224	911,749	1,324,940	706,921
Receivables	553,338	530,570	507,833	-	-	-	-	-	-	553,338	530,570	507,833
Real estate	-	7,136	7,393	-	-	-	-	10,108	10,325	-	17,244	17,718
Deposits retained at
IRB and court
deposits	6,611	6,689	6,774	65,102	65,825	65,025	-	-	-	71,713	72,514	71,799
Reinsurance credits	628,363	623,926	-	6,318	6,207	-	-	-	-	634,681	630,133	-
Total guarantees of
technical
provisions	6,870,578	6,747,191	5,871,650	62,058,086	59,620,524	54,699,287	2,955,324	2,884,663	2,768,452	71,883,988	69,252,378	63,339,389

d) Retained premiums from insurance, private pension plans contributions and certificated savings plans

	R$ thousand

	2009			2008

	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD

Premiums written	3,134,108	3,047,358	9,082,554	7,928,517
Supplementary private pension plan contributions (including VGBL)	3,100,407	2,757,537	8,151,959	7,975,665
Revenues from certificated savings plans	519,362	482,759	1,415,501	1,222,935
Coinsurance premiums granted	(34,681)	(168,824)	(271,520)	(120,879)
Refunded premiums	(34,897)	(24,412)	(85,824)	(61,532)
Net premiums written	6,684,299	6,094,418	18,292,670	16,944,706
Reinsurance premiums	(60,429)	(56,549)	(185,837)	(256,124)
Retained premiums from insurance, private pension plans and certificated savings plans	6,623,870	6,037,869	18,106,833	16,688,582

22) MINORITY INTEREST

	R$ thousand

	2009		2008

	September 30	June 30	September 30

Andorra Holdings S.A.	169,268	165,738	154,646
Banco Bradesco BBI S.A.	86,537	85,134	403,268
Celta Holding S.A.	65,118	65,686	57,401
Banco Alvorada S.A.	9,582	9,466	7,681
Baneb Corretora de Seguros S.A.	3,867	3,787	3,829
Other minority shareholders	25,448	24,716	189
Total	359,820	354,527	627,014

23) SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a) Breakdown of capital stock in number of shares

Fully subscribed and paid-up capital stock comprises non-par, registered, book-entry shares.

	R$ thousand

	2009		2008

	September 30	June 30	September 30

Common shares	1,534,934,979	1,534,934,979	1,534,934,979
Preferred shares	1,534,934,821	1,534,934,821	1,534,934,821
Subtotal	3,069,869,800	3,069,869,800	3,069,869,800
Treasury (common shares)	(1,859,700)	(146,721)	(80,200)
Treasury (preferred shares)	(1,268,600)	(34,600)	(34,600)
Total outstanding shares	3,066,741,500	3,069,688,479	3,069,755,000

b) Breakdown of capital stock in number of shares

	Common	Preferred	Total

Number of outstanding shares on December 31, 2008	1,534,805,958	1,534,900,221	3,069,706,179
Shares acquired and not cancelled	(17,700)	-	(17,700)
Number of outstanding shares on March 31 and June 30, 2009	1,534,788,258	1,534,900,221	3,069,688,479
Shares acquired and not cancelled	(1,712,979)	(1,234,000)	(2,946,979)
Number of outstanding shares on September 30, 2009	1,533,075,279	1,533,666,221	3,066,741,500

The Special Shareholders’ Meeting held on March 10, 2009 resolved on the reverse split of common and preferred shares in the proportion of fifty (50) to one (1), with the simultaneous split of each share, after the reverse split, at the ratio of one (1) to fifty (50), respective types respected, with maturity term of sixty-one (61) days, as from April 8, 2009 to mature on June 8, 2009, so that shareholders, at their own and free discretion, may adjust their position of shares, by type, in multiples lots of fifty (50) shares, by means of trading at BM&FBovespa, through the brokerage firm of their choice.

Simultaneously to the transaction on the Brazilian Market, complying with the same maturities, the same procedure was adopted on the International Market, for securities traded in New York – USA and Madrid - Spain.

c) Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and ten per cent (10%) additional of interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/76, with the new wording in Law 10,303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends, which correspond together to at least 30% of the net income for the year, adjusted in accordance with the Brazilian Corporation Law.

Interest on shareholders’ equity is calculated based on the shareholders' equity accounts and limited to the variation in the Federal Government Long-Term Interest Rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and revenue reserves in amounts equivalent to, or exceed twice, the amount of such interest.

Bradesco’s capital remuneration policy aims at distributing the interest on shareholders’ equity, at the maximum amount calculated pursuant to prevailing laws, which is estimated, net of Withholding Income Tax, in the calculation of mandatory dividends of the year provided for in the Company’s Bylaws.

At the Board of Directors Meeting held on December 5, 2008, the board members approved the proposal of the Board of Executive Officers related to the payment of supplementary interest on shareholders’ equity to shareholders related to 2008, in the amount of R$0.571482431 (R$0.485760066 net of taxes) per common share and R$0.628630674 (R$0.534336073 net of taxes) per preferred shares, the payment of which was made on March 9, 2009.

At a Board of Directors’ Meeting held on January 20, 2009, the board members approved the proposal of the Board of Executive Officers to increase by 10% the amount of monthly dividends, paid in advance to shareholders, according to the Monthly Remuneration System, from R$0.012017500 to R$0.013219250, related to common shares, and from R$0.013219250 to R$0.014541175, related to preferred shares, effective since the dividends related to February 2009 paid on March 2, 2009, benefiting shareholders registered in the Company’s records on February 2, 2009.

At a Board of Directors’ Meeting held on July 3, 2009, the Board of Executive Officers’ proposal for payment of interim interest on shareholders’ equity to shareholders related to 1H09 was approved, in the amount of R$0.155520588 (R$0.1321925 net of tax) per common share and R$0.171072647 (R$0.14541175 net of tax) per preferred share, whose payment was made on July 20, 2009.

The calculation of interest on shareholders’ equity and dividends related to 9M09 is shown as follows:

	R$ thousand	% (1)

Net income for the period	5,831,341
(-) Legal reserve	(291,567)
Adjusted calculation basis	5,539,774
Supplementary interest on shareholders’ equity (gross) provisioned (payable)	1,607,770
Withholding income tax on interest on shareholders’ equity	(241,165)
Interest on shareholders’ equity (net)	1,366,605
Monthly dividends paid	379,554
Interest on shareholders’ equity (net) and accumulated dividends in September 30, 2009	1,746,159	31.52
Interest on shareholders’ equity (net) and accumulated dividends in September 30, 2008	1,854,079	32.45

(1) Percentage of interest on shareholders’ equity/dividends over adjusted calculation basis.

Interest on shareholders’ equity and dividends were paid and provisioned as follows:

Description	R$ thousand

	Per share (gross)		Gross paid/ provisioned amount	Withholding Income Tax (IRRF) (15%)	Net paid/ provisioned amount

	Common shares	Preferred shares

Monthly interest on shareholders’ equity	0.036053	0.039658	114,598	17,190	97,408
Supplementary interest on shareholders’ equity provisioned	0.414983	0.456481	1,337,603	200,640	1,136,963
Monthly dividends	0.072106	0.079316	232,708	-	232,708
Interim dividends	0.120175	0.132193	387,000	-	387,000
Total in September 30, 2008 YTD	0.643317	0.707648	2,071,909	217,830	1,854,079
Supplementary interest on shareholders’ equity provisioned	0.029743	0.032717	95,867	14,380	81,487
Interim interest on shareholders’ equity provisioned (1)	0.155521	0.171073	501,269	75,190	426,079
Monthly dividends	0.039658	0.043624	127,808	-	127,808
Total in 2Q09	0.224922	0.247414	724,944	89,570	635,374
Supplementary interest on shareholders’ equity provisioned	0.151257	0.166383	487,484	73,123	414,361
Monthly dividends	0.039658	0.043623	127,815	-	127,815
Total in 3Q09	0.190915	0.210006	615,299	73,123	542,176
Supplementary interest on shareholders’ equity provisioned	0.343309	0.377640	1,106,501	165,975	940,526
Interim interest on shareholders’ equity provisioned (1)	0.155521	0.171073	501,269	75,190	426,079
Monthly dividends	0.117772	0.129549	379,554	-	379,554
Total in September 30, 2009 YTD	0.616602	0.678262	1,987,324	241,165	1,746,159

(1) Paid on July 20, 2009.

d) Treasury shares

Up to September 30, 2009, 1,859,700 common shares and 1,268,600 preferred shares were acquired and held in treasury, in the amount of R$94,950 thousand. The minimum, weighted average and maximum cost per share is, respectively, R$16.49278, R$30.35196 and R$38.33945. These shares’ market value on September 30, 2009 was R$29.15 per common share and R$35.25 per preferred share.

24) FEE AND COMMISSION INCOME

	R$ thousand

	2009			2008

	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD

Card income	770,528	839,566	2,433,025	2,169,704
Checking account	538,901	551,099	1,637,721	1,710,901
Loan operations	407,253	378,674	1,166,785	1,261,406
Asset management	420,466	382,035	1,171,441	1,184,724
Collections	254,306	247,282	737,852	719,566
Custody and brokerage services	106,241	101,169	296,841	226,921
Consortium management	91,143	85,055	256,392	233,820
Tax payments	63,723	62,784	189,755	177,584
Other (1)	167,068	299,646	627,213	454,048
Total	2,819,629	2,947,310	8,517,025	8,138,674

(1) In 2Q09 it includes revenues from Underwriting in the amount of R$88,827 thousand, related to the secondary public offering of Visanet.

25) PERSONNEL EXPENSES

	R$ thousand

	2009			2008

	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD

Compensation	976,950	960,368	2,885,597	2,710,194
Benefits	446,874	356,082	1,166,359	1,042,233
Social charges	355,367	337,420	1,012,604	939,897
Employee profit sharing	217,618	130,504	471,345	436,968
Provision for labor claims	105,372	96,537	283,100	264,477
Training	23,438	26,780	66,381	63,358
Total	2,125,619	1,907,691	5,885,386	5,457,127

26) OTHER ADMINISTRATIVE EXPENSES

	R$ thousand

	2009			2008

	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD

Third-party services	637,507	605,325	1,828,027	1,551,817
Communication	297,811	302,758	899,261	809,486
Advertising and publicity	111,882	84,149	305,296	432,849
Depreciation and amortization	185,822	170,983	514,614	463,266
Depreciation of financial leasing Law 11,638/07 (1)	82,064	85,711	264,330	-
Transportation	138,015	119,217	404,955	377,878
Financial system services	66,565	61,732	190,106	151,280
Rentals	135,826	141,581	410,854	346,206
Data processing	195,219	182,274	560,067	420,154
Asset maintenance and conservation	102,819	104,736	306,902	279,863
Asset leasing	86,602	107,083	301,741	249,677
Asset leasing Law 11,638/07 (1)	(82,064)	(104,599)	(292,979)	-
Supplies	59,662	47,945	161,155	150,249
Security and surveillance	65,110	60,329	185,699	160,083
Water, electricity and gas	44,161	51,981	146,537	134,900
Travels	20,617	19,764	55,926	66,418
Other	135,066	126,744	365,650	379,074
Total	2,282,684	2,167,713	6,608,141	5,973,200

(1) Adjustment due to adoption of Law 11,638/07 and CPC 06/08.

27) TAX EXPENSES

	R$ thousand

	2009			2008

	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD

Contribution for Social Security Financing (Cofins)	478,103	490,241	1,360,389	1,066,117
Tax on Services (ISS)	83,726	87,769	251,031	249,726
Social Integration Program (PIS) contribution	88,949	94,864	258,164	198,246
Municipal Real State Tax (IPTU) expenses	6,362	6,981	26,561	26,506
Other	40,368	42,896	120,067	120,129
Total	697,508	722,751	2,016,212	1,660,724

28) OTHER OPERATING INCOME

	R$ thousand

	2009			2008

	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD

Other interest income	223,174	190,199	620,970	379,142
Reversal of other operating provisions	26,385	49,992	127,116	448,928
Income on sale of goods	26,805	6,364	39,703	59,980
Revenues from recovery of charges and expenses	14,403	15,782	46,729	48,089
Others (1)	241,226	379,472	811,159	261,492
Total	531,993	641,809	1,645,677	1,197,631

(1) In 2Q09, there was an increase of R$146,801 thousand from the change in the amortization calculation methodology of costs of “right acquisition for bank services provision” from straight-line amortization to a calculation based on the profitability of each Pay-back agreement. The calculation review considered all asset base of agreements creating a reversal of amortized balances.

29) OTHER OPERATING EXPENSES

	R$ thousand

	2009			2008

	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD

Other interest expenses	537,617	663,140	1,760,237	1,518,278
Sundry losses expenses	281,593	278,861	815,103	830,513
Interest expenses with leasing obligations Law 11,638/07 (1)	3,026	29,218	63,269	-
Intangible assets amortization – banking rights acquisition	130,120	93,704	357,268	354,415
Expenses with other operating provisions (2)	517,495	358,781	1,122,711	368,375
Goodwill amortization	24,578	24,578	73,732	8,193
Other (3)	266,770	357,335	916,043	653,223
Total	1,761,199	1,805,617	5,108,363	3,732,997

(1) Adjustment due to adoption of Law 11,638/07 and CPC 06/08;

(2) Includes supplementary provision for civil lawsuit – 9M09 economic plans – R$803,811 thousand (September 30, 2008 – R$239,370 thousand), 3Q09 – R$387,556 thousand (2Q09 – R$241,229 thousand); and

(3) In 2Q09, there was an increase in the amount of R$61,341 thousand from the credit card bonus program.

30) NON-OPERATING RESULT

	R$ thousand

	2009			2008

	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD

Result on sale and write-off of assets and investments (1)	337,468	1,938,434	2,261,895	395,119
Recording of non-operating provisions	(26,658)	(12,406)	(73,540)	(32,537)
Others	39,741	16,690	64,935	26,904
Total	350,551	1,942,718	2,253,290	389,486

(1) In 3Q09 it includes the result of partial sale of Visanet shares, net from distribution charges, in the amount of R$410,391 thousand and R$1,999,228 thousand in 2Q09.

31) TRANSACTIONS WITH PARENT COMPANIES (DIRECT AND INDIRECT)

a) Transactions with parent companies (direct and indirect) are carried out in conditions and at rates compatible with the averages practiced with third parties, and effective on the dates of the operations, and are represented as follows:

	R$ thousand

	2009		2008	2009			2008

	September 30	June 30	September 30	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD

	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)

Interest on shareholders’ equity and dividends:	(56,857)	(154,702)	(22,413)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(9,789)	(107,677)	(8,899)	-	-	-	-
Fundação Bradesco	(47,068)	(47,025)	(13,514)	-	-	-	-
Demand deposits:	(481)	(864)	(720)	-	-	-	-
Fundação Bradesco	(462)	(810)	(706)	-	-	-	-
Elo Participações e Investimentos S.A.	(16)	(6)	(4)	-	-	-	-
Nova Cidade de Deus Participações S.A.	(1)	(2)	(2)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(2)	(46)	(8)	-	-	-	-
Time deposits:	(1,576)	(40,191)	(10,359)	(42)	(8)	(58)	(2,672)
Cidade de Deus Companhia Comercial de Participações	(1,576)	(40,191)	(10,359)	(42)	(8)	(58)	(2,672)
Rental of branches:	-	-	-	(118)	(115)	(347)	(321)
Fundação Bradesco	-	-	-	(118)	(115)	(347)	(321)
Subordinated debts:	(263,345)	(200,100)	(102,345)	(10,502)	(3,653)	(17,466)	(35,337)
Cidade de Deus Companhia Comercial de Participações	(107,047)	(65,401)	(70,892)	(1,928)	(844)	(3,469)	(11,382)
Fundação Bradesco	(156,298)	(134,699)	(31,453)	(8,574)	(2,809)	(13,997)	(23,955)

b) Compensation of key Management personnel

Yearly, the Annual Shareholders’ Meeting sets out:

  The annual overall amount of management compensation, apportioned at the Board of Directors Meetings to the board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

  The amount allocated to finance supplementary private pension plans to the Management, within the private pension plan allocated to employees and management of Bradesco Organization.

For 2009, the maximum amount of R$292,850 thousand was determined for the management compensation (charges and bonuses) and R$129,400 thousand to finance defined contribution supplementary private pension plans.

Short-term benefits to the Management

	R$ thousand

	2009			2008

	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD

Income	38,423	35,270	108,416	68,020
Bonuses	9,111	-	21,065	90,278
INSS Contributions	10,671	7,912	29,056	48,159
Total	58,205	43,182	158,537	206,457

Post-employment benefits

	R$ thousand

	2009			2008

	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD

Defined contribution supplementary private pension plans	81,872	13,603	108,905	86,187
Total	81,872	13,603	108,905	86,187

Bradesco Organization does not maintain long-term benefits related to severance pay or share-based compensation for its key Management personnel.

Other information

I) According to the prevailing laws, financial institutions are not allowed to grant loans or advances to:

a) Officers and members of the advisory, administrative, fiscal or similar councils, as well as to respective spouses and family members up to the second degree;

b) Individuals or corporations that hold interest in their capital, with over 10%; and

c) Corporations holding over 10% of interest, the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree;

Therefore, no loans or advances are granted by the financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

II) Shareholding

Members of the Board of Directors and Board of Executive Officers, jointly, had the following shareholding at Bradesco on September 30, 2009:

•Common shares	0.75%
•Preferred shares	1.09%
•Total shares	0.92%

32) FINANCIAL INSTRUMENTS

a) Risk management process

Bradesco approaches on an integrated basis the management of all risks inherent to its activities, supported by its Internal Controls and Compliance structure. This multidisciplinary vision enables the improvement of risk management standards and avoids the existence of gaps which may jeopardize the correct identification and measurement of risks.

Credit risk management

Credit risk is the possibility that a counterparty of a loan or financial operation may not wish or may suffer some change in its ability to comply with its contractual liabilities, which may generate losses for the Organization.

Aiming at mitigation of credit risk, Bradesco continuously works in the follow-up of credit activities processes, in improvements, examination and preparation of inventories of loan assignment and recovery standards, in the monitoring of concentrations and identification of new components offering credit risks.

Market risk management

Market risk is related to the possibility of loss from fluctuating rates caused by unhedged terms, currencies and indexes of the Institution's asset and liability portfolios.

At Bradesco, market risks are managed by means of methodologies and standards adherent and compatible to national and international market reality, enabling us to make the Organization’s strategic decisions with high agility and level of reliance.

We present below the balance sheet by currency

	R$ thousand

	2009				2008

	September 30			June 30	September 30

	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)

Assets
Current and long-term assets	477,457,800	441,708,966	35,748,834	40,350,600	42,170,466
Funds available	8,571,103	6,455,220	2,115,883	2,054,447	2,365,630
Interbank investments	97,487,323	95,700,877	1,786,446	1,981,479	916,582
Securities and derivative financial instruments	147,724,319	138,611,496	9,112,823	9,154,621	13,292,628
Interbank and interdepartmental accounts	17,717,880	17,292,216	425,664	492,959	39
Loan and leasing operations	149,306,081	137,206,347	12,099,734	12,417,025	13,938,741
Other receivables and assets	56,651,094	46,442,810	10,208,284	14,250,069	11,656,846
Permanent assets	8,227,890	8,220,549	7,341	8,096	8,208
Investments	1,104,141	1,104,141	-	-	-
Premises and equipment and leased assets	3,272,092	3,264,845	7,247	7,989	8,092
Intangible assets	3,851,657	3,851,563	94	107	116
Total	485,685,690	449,929,515	35,756,175	40,358,696	42,178,674

Liabilities
Current and long-term liabilities	446,151,160	418,226,549	27,924,611	33,421,489	35,762,116
Deposits	167,987,521	161,686,451	6,301,070	6,468,183	3,794,999
Federal funds purchased and securities sold under agreements to repurchase	102,603,680	102,479,222	124,458	195,937	1,030,041
Funds from issuance of securities	7,110,834	2,986,719	4,124,115	4,559,262	3,605,650
Interbank and interdepartmental accounts	2,256,667	856,564	1,400,103	1,057,044	1,688,979
Borrowing and onlending	27,024,516	18,532,724	8,491,792	11,384,347	17,845,869
Derivative financial instruments	1,668,696	1,548,597	120,099	253,523	549,209
Technical provision from insurance, private pension plans and certificated savings plans	71,400,764	71,398,650	2,114	2,432	4,925
Other liabilities:
- Subordinated debt	22,880,677	18,989,376	3,891,301	2,737,176	2,726,554
- Other	43,217,805	39,748,246	3,469,559	6,763,585	4,515,890
Deferred income	297,223	297,223	-	-	-
Minority interest in subsidiaries	359,820	359,820	-	-	-
Shareholders’ equity	38,877,487	38,877,487	-	-	-
Total	485,685,690	457,761,079	27,924,611	33,421,489	35,762,116
Net position of assets and liabilities			7,831,564	6,937,207	6,416,558
Net position of derivatives (2)			(15,742,503)	(15,021,804)	(15,347,382)
Other net memorandum accounts (3)			1,188,896	(76,064)	(335,689)
Net exchange position (liability)			(6,722,043)	(8,160,661)	(9,266,513)

(1) Amounts expressed and/or indexed mainly in USD;

(2) Excluding operations maturing in D+1, to be settled in the currency of the last day of the month; and

(3) Other commitments recorded in memorandum accounts.

In its market risk management process, Bradesco Organization uses methods that comply with the best international practices, and risk limits are defined in specific Committees and validated by Senior Management. Compliance is monitored on a daily basis by the market risk area. The methodology used to determine trading portfolio risk is parametric VaR, which has a reliability level of 99%, and one-day perspective. Correlations and fluctuations are calculated based on statistical methods in which recent returns have more importance. The methodology applied and current statistical models are daily assessed using backtesting techniques.

We present the VaR in the chart below

Risk factors	R$ thousand

	2009		2008

	September 30	June 30	September 30

Prefixed	3,541	5,680	24,742
Internal exchange coupon	372	876	3,733
Foreign currency	1,444	6,709	13,150
IGP-M	221	154	1,231
IPCA	13,061	69,167	157,598
Variable income	5,495	2,952	2,863
Sovereign/Eurobonds and Treasuries	15,417	34,619	71,811
Other	25	94	2,253
Correlation/diversification effect	(14,105)	(35,176)	(72,854)
VaR (Value at Risk)	25,471	85,075	204,527

Sensitivity analysis

As a good risk management governance practice, Bradesco maintains a continued risk management process, which encompasses control of all positions exposed to market risk by means of measures compatible with the best international practices and the New Basel Capital Accord – Basel II. It is also worth mentioning that the financial institutions have risk limits and controls and leverage regulated by Bacen.

Market risk limits are proposed by specific committees, assessed by the Market and Liquidity Risk Management Executive Committee and validated by the Integrated Risk Management and Capital Allocation Committee, observing the limits laid down by the Board of Directors, according to the characteristics of operations, which are divided into the following portfolios:

  Trading Portfolio: consists of all financial instruments, commodities, derivatives operations held for trading or as hedge of other trading portfolios, which are not subject to trading restrictions. Operations intended for trading are those destined to resale, to take advantage from expected or effective price movements, or for arbitrage purposes; and

  Banking Portfolio: operations not classified in the Trading Portfolio. These consist of structural operations deriving from several lines of business of the Organization and eventual hedges.

The following table presents the financial exposure sensitivity analysis (Trading and Banking Portfolios) pursuant to CVM Rule 475/08 and does not reflect how these market risk exposures are managed in the Organization’s daily operations, according to information provided in this note.

The financial exposure impacts of the Banking Portfolio (mainly interest rates and price indexes) stated in the following table do not necessarily represent an accounting loss for the Organization, due to the following reasons:

  part of loan operations held in the Banking Portfolio is funded by demand deposits and/or savings deposits, which furnishes a natural hedge for eventual interest rate fluctuations;

  for the Banking Portfolio, interest rates fluctuations do not necessarily have a material impact over the Organization’s results, since the intention is to hold the loan operations until their maturity; and

  derivative operations of the Banking Portfolio are used to hedge clients’ operations or to hedge investments abroad, considering the tax effect on foreign exchange rate fluctuation.

On September 30, 2009 - R$ thousand

Risk factors	Trading and Banking portfolios		Scenarios (1)

	Definition	1	2	3

Interest rates in Reais	Exposures subject to fixed interest rates variation and interest rate coupon	(1,690)	(571,399)	(1.079.332)
Price indexes	Exposures subject to the variation of price index coupon rate	(5,751)	(838,512)	(1.578.912)
Domestic exchange coupon	Exposures subject to the variation of foreign currency coupon rate	(45)	(2,568)	(5.159)
Foreign currency	Exposures subject to exchange variation	(498)	(12,462)	(24.924)
Equities	Exposures subject to stocks price variation	(13,552)	(338,797)	(677.594)
Sovereign/Eurobonds and Treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(1,650)	(42,603)	(85.989)
Other	Exposures not classified into previous definitions	-	(13)	(26)

Total not correlated		(23,186)	(1,806,354)	(3,451,936)

Total correlated		(17,325)	(1,706,281)	(3,158,990)

(1) Amounts net of tax effects

We present below the sensitivity analysis of the Trading Portfolio, which represents exposures that might cause material impacts on the Organization’s results. It is worth mentioning that results show the impacts for each scenario in a static portfolio position on September 30, 2009. The market dynamism makes this position to change continuously and does not necessarily reflect current position. In addition, as mentioned above, we maintain a continued management process of market risks, which continuously seeks, through market dynamics, ways of mitigating/minimizing related risks, according to the strategy determined by Senior Management, i.e., in case of signs of deterioration signs in a certain position, proactive measures are taken to minimize potential negative impacts, aiming at maximizing the risk/return ratio for the Organization.

On September 30, 2009 - R$ thousand

Risk factors	Trading portfolios		Scenarios (1)

	Definition	1	2	3

Interest rates in Reais	Exposures subject to fixed interest rates variation and interest rate coupon	(312)	(67,407)	(133.151)
Price indexes	Exposures subject to the variation of price index coupon rate	(699)	(102,433)	(200.500)
Domestic exchange coupon	Exposures subject to the variation of foreign currency coupon rate	(8)	(386)	(771)
Foreign currency	Exposures subject to exchange variation	(498)	(12,462)	(24.924)
Equities	Exposures subject to stocks price variation	(1,092)	(27,300)	(54.600)
Sovereign/Eurobonds and Treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(1,398)	(22,374)	(47.696)
Other	Exposures not classified in previous definitions	-	(13)	(26)

Total not correlated		(4,007)	(232,375)	(461,668)

Total correlated		(2,009)	(162,444)	(321,241)

(1) Amounts net of tax effects.

The sensitivity analysis was carried out based on the scenarios below, always considering that these impacts would materially affect our positions.

Scenario 1: based on market information of September 30, 2009 (BM&FBovespa, Andima, etc), one basis point shock was applied for interest rates and 1% variation for prices. For instance, the exchange rate of Reais/Dollar of R$1.79 and 1-year fixed interest rates of 9.68% p.a.

Scenario 2: 25% shocks were determined based on the market on September 30, 2009. For instance, the exchange rate of Reais/Dollar stood at R$2.21 and 1-year fixed interest rates of 12.09% p.a., with fluctuations of other risk factors representing a 25% shock on the respective curves or prices.

Scenario 3: 50% shocks were determined based on the market on September 30, 2009. For instance: the exchange rate of Reais/Dollar stood at R$2.66 and 1-year fixed interest rates of 14.51% p.a., with fluctuations of other risk factors representing 50% shock on the respective curves or prices.

Liquidity risk

Liquidity risk management is designed to control the different unhedged settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

The knowledge and monitoring of this risk are crucial, especially to enable the Organization to settle transactions in a timely and secure manner.

At Bradesco, liquidity risk management involves a series of controls, mainly the establishment of technical limits, with an ongoing assessment of the positions assumed and financial instruments used.

We present the Balance Sheet by maturity in the chart below

	R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Not stated maturity	Total

Assets
Current and long-term assets	261,915,795	68,129,141	33,225,075	114,187,789	-	477,457,800
Funds available	8,571,103	-	-	-	-	8,571,103
Interbank investments	77,980,746	16,476,087	2,076,473	954,017	-	97,487,323
Securities and derivative financial instruments (1)	113,598,869	5,858,571	2,896,348	25,370,531	-	147,724,319
Interbank and interdepartmental accounts	17,246,259	812	988	469,821	-	17,717,880
Loan and leasing operations	18,861,565	40,086,994	24,474,338	65,883,184	-	149,306,081
Other receivables and assets	25,657,253	5,706,677	3,776,928	21,510,236	-	56,651,094
Permanent assets	161,011	774,932	725,121	5,114,870	1,451,956	8,227,890
Investments	-	-	-	-	1,104,141	1,104,141
Premises and equipment and leased assets	45,486	227,410	272,893	2,378,488	347,815	3,272,092
Intangible assets	115,525	547,522	452,228	2,736,382	-	3,851,657
Total on September 30, 2009	262,076,806	68,904,073	33,950,196	119,302,659	1,451,956	485,685,690
Total on June 30, 2009	279,140,521	59,419,489	31,544,090	110,973,960	1,399,547	482,477,607
Total on September 30, 2008	226,920,340	60,492,750	32,399,060	101,613,728	1,236,042	422,661,920
Liabilities
Current and long-term liabilities	221,928,904	24,113,570	28,577,698	170,997,558	533,430	446,151,160
Deposits (2)	75,363,310	8,263,406	10,437,826	73,922,979	-	167,987,521
Federal funds purchased and securities sold under agreements to repurchase	67,211,244	2,573,771	6,675,677	26,142,988	-	102,603,680
Funds from issuance of securities	562,011	1,083,882	1,223,781	4,241,160	-	7,110,834
Interbank and interdepartmental accounts	2,254,889	-	1,778	-	-	2,256,667
Borrowing and onlending	1,925,973	7,815,234	5,032,573	12,250,736	-	27,024,516
Derivative financial instruments	1,272,793	132,615	91,911	171,377	-	1,668,696
Technical provisions for insurance, private pension plans and certificated savings plans (2)	51,053,206	1,599,514	896,303	17,851,741	-	71,400,764
Other liabilities:
- Subordinated debts	117,862	214,413	102,459	21,912,513	533,430	22,880,677
- Other	22,167,616	2,430,735	4,115,390	14,504,064	-	43,217,805
Deferred income	297,223	-	-	-	-	297,223
Minority interest in subsidiaries	-	-	-	-	359,820	359,820
Shareholders’ equity	-	-	-	-	38,877,487	38,877,487
Total on September 30, 2009	222,226,127	24,113,570	28,577,698	170,997,558	39,770,737	485,685,690
Total on June 30, 2009	223,529,673	28,016,494	25,336,619	167,378,049	38,216,772	482,477,607
Total on September 30, 2008	195,165,970	21,297,622	24,415,428	146,409,806	35,373,094	422,661,920
Accumulated net assets on September 30, 2009	39,850,679	84,641,182	90,013,680	38,318,781	-	-
Accumulated net assets on June 30, 2009	55,610,848	87,013,843	93,221,314	36,817,225	-	-
Accumulated net assets on September 30, 2008	31,754,370	70,949,498	78,933,130	34,137,052	-	-

(1) Investments in investment funds are classified as up to 30 days; and
(2) Demand and savings deposits and technical provisions for insurance, private pension plans and certificated savings plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

Capital Adequacy Ratio (Basel)

The Organization’s risk management seeks to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel) .

We present the Capital Adequacy Ratio II in the chart below

Calculation basis – Capital Adequacy Ratio (Basel II) (1)	R$ thousand

	2009				2008

	September 30		June 30		September 30

	Financial	Economic- financial (2)	Financial	Economic- financial (2)	Financial	Economic- financial (2)

Calculation basis – Capital Adequacy Ratio (Basel)	38,877,487	38,877,487	37,276,765	37,276,765	34,167,826	34,167,826
Decrease in tax credits – Bacen Resolution 3,059/02	(143,179)	(143,179)	(143,179)	(143,179)	(101,538)	(101,538)
Decrease in deferred assets – Bacen Resolution 3,444/07	(226,279)	(260,114)	(229,391)	(270,090)	(388,436)	(521,571)
Decrease in gains/losses of adjustments to market value in DPV and derivatives – Bacen Resolution 3,444/07	1,480,317	1,480,317	1,975,119	1,975,119	1,551,860	1,551,860
Additional provision to the minimum required by Bacen Resolution 2,682/99 (3)	2,989,666	2,990,827	2,991,019	2,991,834	-	-
Minority interest/other	400,228	359,820	429,570	354,527	591,757	627,015
Reference shareholders’ equity - Tier I	43,378,240	43,305,158	42,299,903	42,184,976	35,821,469	35,723,592
Gains/losses sum of adjustments to market value in Available for Sale (DPV) and derivatives – Bacen Resolution 3,444/07	(1,480,317)	(1,480,317)	(1,975,119)	(1,975,119)	(1,551,860)	(1,551,860)
Subordinated debt	12,003,947	12,003,947	10,248,535	10,248,535	11,040,886	11,040,886
Reference shareholders’ equity – Tier II	10,523,630	10,523,630	8,273,416	8,273,416	9,489,026	9,489,026
Total reference shareholders’ equity (Tier I + Tier II)	53,901,870	53,828,788	50,573,319	50,458,392	45,310,495	45,212,618
Deduction of instruments for funding - Bacen Resolution 3,444/07	(62,097)	(328,694)	(61,142)	(321,495)	(50,603)	(496,691)
Reference shareholders’ equity (a)	53,839,773	53,500,094	50,512,177	50,136,897	45,259,892	44,715,927
Capital allocation (by risk)
- Credit risk	31,483,525	31,633,767	30,243,790	30,827,912	29,919,814	30,181,783
- Market risk	423,470	428,460	495,702	1,036,618	507,028	1,034,758
- Operational risk	1,132,832	1,132,832	570,527	570,527	283,377	283,377
Required reference shareholders’ equity (b)	33,039,827	33,195,059	31,310,019	32,435,057	30,710,219	31,499,918
Margin (a – b)	20,799,946	20,305,035	19,202,158	17,701,840	14,549,673	13,216,009
Risk-weighted assets (2) (c)	300,362,064	301,773,265	284,636,536	294,864,151	279,183,809	286,362,891
Capital adequacy ratio (a/c)	17.92%	17.73%	17.75%	17.00%	16.21%	15.62%

(1) Article 4 of Bacen Circular Letter 3,389/08 includes the option based on the exclusion prerogative of the short position in foreign currency for purposes of ascertaining the Capital Adequacy Ratio, also computing tax effects, carried out with the purpose of providing hedge for interest in investments abroad. Bradesco chose this prerogative on September 29, 2008;

(2) As of July 1, 2008, with the New Basel Capital Accord (Basel II), risk-weighted assets are determined based on required reference shareholders’ equity divided by 11%, which is the minimum capital required by Bacen; and

(3) As of December 2008, Bacen, through Resolution 3,674/08, allowed financial institutions and other institutions authorized to operate by Bacen, which record an additional provision to the minimum percentages required by Resolution 2,682/99, to fully add the respective amount to Tier I of Reference Shareholders’ Equity (PR), for the purposes of determining the Reference Shareholders’ Equity (PR) referred to in Resolution 3,444/07.

Pursuant to the New Basel Capital Accord, the Bacen published CMN Resolutions 3,380/06, 3,464/07 and 3,721/09, concerning the structures for managing operating, market and credit risks, respectively. It also published Circular Letters 3,360/07, 3,361/07 to 3,366/07, 3,368/07, 3,383/08, 3,388/08 and 3,389/08, which define the necessary methodologies of portions of capital for credit, market and operating risks, as well as CMN Resolutions 3,444/07 and 3,490/07, amending rules for the determination of reference shareholders’ equity and regarding the determination of required reference shareholders’ equity. Therefore, as of July 2008, the National Financial System started operating according to the rules of the New Basel Capital Accord, standardized approach.

b) Market value

The book value, net of provisions for devaluations of the main financial instruments is as follows:

Portfolios	R$ thousand

	Unrealized income (loss) without tax effects

	Book value	Market value	At income			At shareholders’ equity

	2009		2009		2008	2009		2008

	September 30		September 30	June 30	September 30	September 30	June 30	September 30

Securities and derivative financial instruments (Notes 3e, 3f and 8)	147,724,319	151,329,042	3,948,429	2,074,514	1,463,248	3,604,723	2,550,600	1,383,810
- Adjustment of available-for-sale securities (Note 8 c II)			343,706	(476,086)	79,438	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 7)			3,604,723	2,550,600	1,383,810	3,604,723	2,550,600	1,383,810
Loan and leasing operations (1) (Notes 3g and 10)	180,969,205	181,271,468	302,263	36,817	78,387	302,263	36,817	78,387
Investments (Notes 3j and 13)	1,104,141	7,696,548	6,592,407	6,727,113	440,673	6,592,407	6,727,113	440,673
- BM&FBovespa	323,081	710,639	387,558	317,909	438,568	387,558	317,909	438,568
- Visanet	157,729	6,361,265	6,203,536	6,407,260	-	6,203,536	6,407,260	-
- Other	623,331	624,644	1,313	1,944	2,105	1,313	1,944	2,105
Treasury shares (Note 23d)	94,950	98,928	-	-	-	3,978	(657)	(647)
Time deposits (Notes 3n and 16a)	96,033,325	95,938,917	94,408	53,827	1,963	94,408	53,827	1,963
Funds from issuance of securities (Note 16c)	7,110,834	7,108,310	2,524	4,889	13,724	2,524	4,889	13,724
Borrowing and onlending (Notes 17a and 17b)	27,024,516	26,947,630	76,886	50,208	146,721	76,886	50,208	146,721
Subordinated debts (Note 19)	22,880,677	23,735,760	(855,083)	(293,306)	(133,170)	(855,083)	(293,306)	(133,170)
Unrealized income without tax effects			10,161,834	8,654,062	2,011,546	9,822,106	9,129,491	1,931,461

(1) It includes advances on foreign exchange contracts, leasing operations and other receivables with loan assignment features.

Determination of market value of financial instruments:

  Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price on the balance sheet date. Should there be no available market price quotations, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

  Fixed loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

  Time deposits, funds from issuance of securities and borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the PGBL modality, which is a private pension plan of the variable contribution type that allows the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in Exclusive investment Fund (FIE).

PGBL is managed by Bradesco Vida e Previdência S.A. and Bradesco Asset Management (BRAM). Securities Dealer (DTVM) is responsible for the financial management of FIE funds.

Contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of the salary, except for participants who, in 2001, opted to migrate to the PGBL plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the variable contribution plan (PGBL) are fully covered by net assets of the corresponding FIE.

In addition to the aforementioned variable contribution plan (PGBL), former participants of the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in this plan. For participants of the defined benefit plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) maintains supplementary retirement plans of variable contribution and defined benefit, through Fundação Baneb de Seguridade Social - Bases (related to former employees of Baneb). The actuarial liabilities of the variable contribution and defined benefit plans are fully covered by assets of the plans.

Banco Bradesco BBI S.A. (current name of Banco BEM S.A.) sponsors supplementary retirement plans of both defined benefit and variable contribution types, through the Assistance and Retirement Pension Fund for the Employees of the Bank of the State of Maranhão (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of the Private Pension Plan Fund of the Bank of the State of Ceará (Cabec).

The funds guaranteeing the private pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Bradesco in its facilities abroad provide their employees and directors with a private pension plan with variable contribution, which enables us to accumulate funds during the participant’s professional career, by means of contributions paid by himself/herself and in equal proportion by Bradesco. The contributions of employees, directors and of Bradesco in its facilities abroad are jointly equivalent to at most 5% of the annual salary of the benefit.

Expenses with contributions made in the period amounted to R$211,412 thousand (September 30, 2008 – R$180,048 thousand) 3Q09 – R$116,252 thousand, (2Q09 – R$43,946 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and directors several other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$1,232,740 thousand in the period (September 30, 2008 – R$1,105,591 thousand) 3Q09 – R$470,312 thousand, (2Q09 – R$382,862 thousand).

34) INCOME TAX AND SOCIAL CONTRIBUTION

a) Statement of calculation of income tax and social contribution charges

	R$ thousand

	2009			2008

	3 rd quarter	2 ndquarter	September 30 YTD	September 30 YTD

Income before income tax and social contribution	2,887,498	4,060,388	9,360,497	7,605,631
Total charge of income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,154,999)	(1,624,156)	(3,744,199)	(2,868,206)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of unconsolidated companies	15,614	5,395	23,236	33,439
Exchange loss/gain	(354,752)	(531,885)	(935,219)	306,101
Non-deductible expenses, net of non-taxable income	(36,031)	(19,734)	(85,372)	(9,542)
Interest on shareholders’ equity (paid and payable)	221,375	212,455	643,090	552,892
Effect of the difference of the social contribution rate (2)	133,722	137,835	392,436	356,949
Other amounts	104,223	61,709	192,742	55,206
Income tax and social contribution for the period	(1,070,848)	(1,758,381)	(3,513,286)	(1,573,161)

(1) As of May 1, 2008, the social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Provisional Measure 413/08 (converted into Law 11,727/08), remaining at 9% for other companies (Note 3h); and

(2) It refers to the equation of the effective rate of social contribution in relation to the rate (40%) shown.

b) Breakdown of income tax and social contribution result

	R$ thousand

	2009			2008

	3 rd quarter	2 ndquarter	September 30 YTD	September 30 YTD

Current taxes:
Income tax and social contribution payable	(2,519,880)	(2,578,102)	(6,706,686)	(3,926,290)
Deferred taxes:
Amount recorded/realized for the period on temporary additions	1,454,248	1,029,522	3,141,577	2,196,734
Use of opening balances of:
Negative basis of social contribution	(4,893)	(97,806)	(138,595)	(40,505)
Tax loss	(111,594)	(208,774)	(420,864)	(126,708)
Recording/utilization in the period on:
Negative basis of social contribution	14,572	11,326	38,662	19,164
Tax loss	96,699	85,453	572,620	304,444
Total deferred taxes	1,449,032	819,721	3,193,400	2,353,129
Income tax and social contribution for the period	(1,070,848)	(1,758,381)	(3,513,286)	(1,573,161)

c) Origin of tax credits of deferred income tax and social contribution

	R$ thousand

	Balance on 12.31.2008	Amount recorded (3)	Amount realized	Balance on 9.30.2009	Balance on 6.30.2009	Balance on 9.30.2008

Allowance for loan losses	5,912,533	3,896,364	2,185,659	7,623,238	6,564,833	4,595,417
Provision for civil contingencies	566,103	380,453	124,785	821,771	689,974	534,936
Provision for tax contingencies	1,682,533	685,384	198,185	2,169,732	1,980,001	1,672,585
Labor provisions	566,410	133,730	110,857	589,283	578,588	554,599
Provision for devaluation on securities and investments	164,280	5,717	60,694	109,303	136,021	147,168
Provision for depreciation of foreclosed assets	85,364	33,638	12,348	106,654	101,747	79,761
Adjustment to market value of trading securities	6,743	11,228	2,368	15,603	11,804	21,837
Amortized goodwill	1,152,368	82,808	167,870	1,067,306	1,111,993	834,233
Provision for interest on shareholders’ equity (1)	-	387,869	-	387,869	363,060	477,587
Adjustment to Law 11,638/07	81,149	9,317	-	90,466	92,040	-
Other	1,268,597	561,848	184,013	1,646,432	1,543,348	493,739
Total tax credits over temporary differences	11,486,080	6,188,356	3,046,779	14,627,657	13,173,409	9,411,862
Tax losses and negative basis of social contribution of the country and abroad	1,368,580	611,282	559,459	1,420,403	1,425,619	1,204,190
Subtotal	12,854,660	6,799,638	3,606,238	16,048,060	14,599,028	10,616,052
Adjustment to market value of available-for-sale securities	434,395	149,504	413,414	170,485	377,210	-
Social contribution – Provisional Measure 2,158- 35 of August 24, 2001 (2)	414,238	-	85,074	329,164	381,367	419,985
Total tax credits (Note 11b)	13,703,293	6,949,142	4,104,726	16,547,709	15,357,605	11,036,037
Deferred tax liabilities (Note 34f)	2,467,850	2,350,551	490,458	4,327,943	3,803,160	2,022,492
Tax credits net of deferred tax liabilities	11,235,443	4,598,591	3,614,268	12,219,766	11,554,445	9,013,545
- Percentage of net tax credits over reference shareholders’ equity (Note 32a)	23.8%			22.8%	23.0%	20.2%
- Percentage of net tax credits over total assets	2.5%			2.5%	2.4%	2.1%

(1) Tax credit on interest on shareholders’ equity is recorded up to the taxlimit allowed;

(2) Until the end of the year it is estimated the realization of the amount of R$18,499 thousand, which will be accounted for upon its effective use (item d); and

(3) It includes tax credit related to the increase in the social contribution rate for companies in the financial and insurance sectors, established by Provisional Measure 413/08 (converted into Law 11,727/08), equivalent to the amount of R$197,538 thousand (Note 3h).

d) Expected realization of tax credits over temporary differences, tax loss and negative basis of social contribution and social contribution tax credit – Provisional Measure 2,158-35

	R$ thousand

	Temporary differences		Tax loss and negative basis		Total

	Income	Social	Income	Social
	tax	contribution	tax	contribution

2009	966,861	450,854	550,522	14,252	1,982,489
2010	2,419,767	1,243,231	142,806	92,825	3,898,629
2011	2,404,316	1,195,104	232,539	122,360	3,954,319
2012	1,642,690	788,972	156,456	48,244	2,636,362
2013	2,004,275	937,620	29,957	30,437	3,002,289
2014 (3rd Qtr.)	388,486	185,481	4	1	573,972
Total	9,826,395	4,801,262	1,112,284	308,119	16,048,060

	R$ thousand

	Social contribution tax credit - Provisional Measure 2,158–35

	2009	2010	2011	2012	2013	2014 and 2015	Total

Total	18,499	77,034	38,514	35,366	16,572	143,179	329,164

Projected realization of tax credits is estimated and it is not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$14,914,422 thousand (June 30, 2009 – R$13,820,715 thousand and September 30, 2008 – R$10,184,243 thousand), of which R$13,285,399 thousand (June 30, 2009 – R$12,127,379 thousand and September 30, 2008 – R$8,725,813 thousand) includes temporary differences, R$1,344,404 thousand (June 30, 2009 – R$1,351,848 thousand and September 30, 2008 – R$1,102,434 thousand) includes tax losses and negative basis of social contribution and R$284,619 thousand (June 30, 2009 – R$341,488 thousand and September 30, 2008 – R$355,996 thousand) comprises tax credit over social contribution – Provisional Measure 2,158-35.

e) Unrecorded tax credits

The amount of R$71,690 thousand (June 30, 2009 – R$68,851 thousand and September 30, 2008 – R$68,499 thousand) was not recorded as tax credit, and will be recorded when it presents effective prospects of realization according to studies and analyses prepared by the Management and in accordance with Bacen rules.

Due to the Ação Direta de Inconstitucionalidade (lawsuit filed at the Supreme Court claiming the unconstitutionality of law approved by congressmen) filed by the National Confederation of the Financial System (CONSIF) against Provisional Measure 413/08 (converted into Law 11,727/08, Articles 17 and 41), tax credits from previous periods arising from the Social Contribution rate increase from 9% to 15% were recorded up to the limit of the corresponding consolidated tax liabilities. Tax credit balance related to Social Contribution rate increase not recorded amounts to R$771,713 thousand (note 3h).

f) Deferred tax liabilities

		R$ thousand

	2009		2008

	September 30	June 30	September 30

Adjustment to market value of derivative financial instruments	617,637	611,124	23,504
Excess depreciation	2,962,159	2,452,140	1,328,234
Operations in future liquidity market	64,186	31,645	133,656
Others	683,961	708,251	537,098
Total	4,327,943	3,803,160	2,022,492

The deferred tax liabilities of financial and insurance sectors companies were established considering the increase of the social contribution rate, determined by Provisional Measure 413/08 (converted into Law 11,727/08) (Note 3h).

35) OTHER INFORMATION

a) The Bradesco Organization manages investment funds and portfolios whose net equity on September 30, 2009 totaled R$236,911,941 thousand (June 30, 2009 - R$211,692,920 thousand and September 30, 2008 – R$187,995,220 thousand).

b) On June 4, 2009 Bradesco entered into a “Private Instrument of Share Merger Commitment and Other Covenants” with the controlling shareholders of Banco Ibi S.A. – Banco Múltiplo (Banco Ibi), aiming at the acquisition of the totality of its capital stock. Part of the business was to enter into a Partnership Agreement with C&A Modas Ltda. (C&A), to, together, sell with exclusivity, financial products and services by means of C&A stores for a twenty-year term. The transaction involved the transfer of 100% of the shares of Banco Ibi, Ibi Corretora de Seguros Ltda., Ibi Promotora de Vendas Ltda. and Ibi Participações Ltda. (Ibi companies) to Bradesco. The operation was approved by Bacen on September 11, 2009 and the Extraordinary Shareholders’ Meeting held on October 29, 2009 resolved on the merger of the all shares representing the capital stock of Ibi Participações by Bradesco.

c) On October 18, 2009, Bradesco, as the indirect controlling shareholder of Bradesco Dental S.A. (Bradesco Dental) approved the Association Agreement and Other Covenants (Association Agreement) between Bradesco Dental and Odontoprev S.A. (Odontoprev), establishing rules to integrate the activities developed by Bradesco Dental and Odontoprev in dental care lines. Bradesco Dental shares will be merged into OdontoPrev. Bradesco Dental will become its wholly-owned subsidiary, and Bradesco Saúde S.A. (Bradesco Saúde), direct parent company of Bradesco Dental, will receive Odontoprev shares and will hold 43.50% of its capital stock. The operation depends on the approval of the competent authorities, as well as the conclusion and execution of corporate documents, preparation of appraisal reports and final approval by pertinent corporate bodies.

Management Bodies

Cidade de Deus, Osasco, SP, October 30, 2009

Board of Directors

Chairman	Department Directors	Audit Committee
Lázaro de Mello Brandão	Adineu Santesso	Mário da Silveira Teixeira Júnior - Coordinator
	Airton Celso Exel Andreolli	Hélio Machado dos Reis
Vice-Chairman	Alexandre da Silva Glüher	José Lucas Ferreira de Melo
Antônio Bornia	Alfredo Antônio Lima de Menezes	Romulo Nagib Lasmar
Altair Antônio de Souza
Members	Antônio Carlos Del Cielo	Compliance and Internal Controls Committee
Mário da Silveira Teixeira Júnior	Antonio Celso Marzagão Barbuto	Mário da Silveira Teixeira Júnior – Coordinator
Márcio Artur Laurelli Cypriano	Antonio de Jesus Mendes	Carlos Alberto Rodrigues Guilherme
João Aguiar Alvarez	Cassiano Ricardo Scarpelli	Domingos Figueiredo de Abreu
Denise Aguiar Alvarez	Clayton Camacho	Clayton Camacho
Luiz Carlos Trabuco Cappi	Douglas Tevis Francisco	Nilton Pelegrino Nogueira
Carlos Alberto Rodrigues Guilherme	Fábio Mentone	Roberto Sobral Hollander
Ricardo Espírito Santo Silva Salgado	Fernando Barbaresco
	Fernando Roncolato Pinho	Executive Disclosure Committee (Non-Statutory)
Board of Executive Officers	Jair Delgado Scalco	Domingos Figueiredo de Abreu - Coordinator
	Jean Philippe Leroy	Julio de Siqueira Carvalho de Araujo
Executive Officers	José Luiz Rodrigues Bueno	Norberto Pinto Barbedo
	José Maria Soares Nunes	Milton Matsumoto
Chief Executive Officer	Josué Augusto Pancini	Denise Pauli Pavarina de Moura
Luiz Carlos Trabuco Cappi	Julio Alves Marques	Jean Philippe Leroy
	Laércio Carlos de Araújo Filho	Luiz Carlos Angelotti
Executive Vice-Presidents	Luiz Alves dos Santos	Antonio José da Barbara
Laércio Albino Cezar	Luiz Carlos Angelotti
Arnaldo Alves Vieira	Luiz Carlos Brandão Cavalcanti Júnior	Ethical Conduct Committee
Sérgio Socha	Luiz Fernando Peres	Domingos Figueiredo de Abreu - Coordinator
Julio de Siqueira Carvalho de Araujo	Marcelo de Araújo Noronha	Carlos Alberto Rodrigues Guilherme
José Luiz Acar Pedro	Marcos Bader	Arnaldo Alves Vieira
Norberto Pinto Barbedo	Marcos Villanova	José Luiz Acar Pedro
Domingos Figueiredo de Abreu	Mario Helio de Souza Ramos	Milton Matsumoto
	Marlene Moran Millan	Clayton Camacho
Managing Directors	Mauro Roberto Vasconcellos Gouvêa	Nilton Pelegrino Nogueira
José Alcides Munhoz	Moacir Nachbar Junior	Roberto Sobral Hollander
José Guilherme Lembi de Faria	Nilton Pelegrino Nogueira
Milton Matsumoto	Nobuo Yamazaki	Integrated Risk Management and Capital Allocation Committee
Odair Afonso Rebelato	Octavio Manoel Rodrigues de Barros	Luiz Carlos Trabuco Cappi - Coordinator
Aurélio Conrado Boni	Paulo Aparecido dos Santos	Laércio Albino Cezar
Ademir Cossiello	Ricardo Dias	Arnaldo Alves Vieira
Sérgio Alexandre Figueiredo Clemente	Robert John van Dijk	Sérgio Socha
Candido Leonelli	Roberto Sobral Hollander	Julio de Siqueira Carvalho de Araujo
Maurício Machado de Minas	Walkiria Schirrmeister Marquetti	José Luiz Acar Pedro
Norberto Pinto Barbedo
	Directors	Domingos Figueiredo de Abreu
	Antonio José da Barbara	Roberto Sobral Hollander
Aurélio Guido Pagani
	Cláudio Fernando Manzato	Fiscal Council
	Fernando Antônio Tenório	Sitting Members
	Marcia Lopes Gonçalves Gil	Domingos Aparecido Maia - Coordinator
	Marcos Daré	Nelson Lopes de Oliveira
	Octávio de Lazari Júnior	Ricardo Abecassis Espírito Santo Silva
Osmar Roncolato Pinho
	Paulo de Tarso Monzani	Deputy Members
João Batistela Biazon
	Compensation Committee	Jorge Tadeu Pinto de Figueiredo
	Lázaro de Mello Brandão - Coordinator	Renaud Roberto Teixeira
Antônio Bornia
	Mário da Silveira Teixeira Júnior	Ombudsman Department
	Márcio Artur Laurelli Cypriano	Cleuza de Lourdes Lopes Curpievsky - Ombudswoman
Luiz Carlos Trabuco Cappi

General Accounting Committee
Moacir Nachbar Junior
Accountant-CRC 1SP198208/O-5

Independent Auditor’s Report on Limited Review

Independent Auditors’ Report on Limited Review

To the Board of Directors
Banco Bradesco S.A.

1. We carried out limited reviews of the accounting information presented in the consolidated Quarterly Information of Banco Bradesco S.A. and its subsidiaries, comprising the consolidated balance sheets as of September 30, 2009, June 30, 2009 and September 30, 2008 and the related consolidated statements of income, of changes in stockholders' equity, of cash flows and of value added for the quarters and periods then ended. This information is the responsibility of the Bank's management.

2. Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria used for the preparation of the Quarterly Information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our limited reviews, we are not aware of any material modifications which should be made to the Quarterly Information referred to above, in order that this information be stated in accordance with accounting practices adopted in Brazil.

São Paulo, October 30, 2009

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador CRC 1SP172940/O-6

Fiscal Council’s Report

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to 3Q09, and in view of the unqualified report of PricewaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, examined based on the current corporate law, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, São Paulo, October 30, 2009

     Domingos Aparecido Maia
Nelson Lopes de Oliveira
Ricardo Abecassis E. Santo Silva

For further information:

Board of Executive Officers

     Domingos Figueiredo de Abreu
Executive Vice-President and Executive IRO
Phone: (#55 11) 3681-4011
4000.abreu@bradesco.com.br

Market Relations Department
Jean Philippe Leroy
Department Director
Phone: (#55 11) 2178-6201
Fax: (#55 11) 2178-6215
4823.jean@bradesco.com.br

Avenida Paulista, 1.450 – 1º andar
CEP 01310-917 – São Paulo-SP
Brazil
www.bradesco.com.br/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2009

BANCO BRADESCO S.A.

By:	/S/ Julio de Siqueira Carvalho de Araujo
Julio de Siqueira Carvalho de Araujo Executive Vice-President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.